82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031226

REGISTRANT'S NAME Bradford & Bingley

*CURRENT ADDRESS

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5754 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4/15/02

82-5154



ARS
12-31-01
02 APR -9 AM 9:1

Annual Report & Accounts



2001



Bradford & Bingley

Highlights

Group overview

04-05
Chairman's statement

08-11
Group Chief Executive's review

14-19
Financial review

22-23
Board of Directors

24-73
Our Accounts, Financial Statements and Shareholder Information

The Group has delivered record profits whilst completing its transformation into an innovative financial services retailer and leading UK selective lender.

Bradford & Bingley is a leading UK retailer of financial and property services offering product choice and advice to customers across the country. Our savings business serves our retail customer base and our selective lending business actively manages margins and risks.


106.9
128.5
184.4
231.4
253.1
97
98
99
00
01

Profit before tax and exceptionals £m


8.1
8.3
10.9
13.2
14.2
97
98
99
00
01

Return on equity
%


11.1
12.3
17.7
22.0
26.0
97
98
99
00
01

Underlying earnings per share pence

Figures prior to 2001 reported on a pro forma basis

Operating highlights

- Record selective lending growth;
- Back book outflows contained;
- The MarketPlace established as an innovative financial services brand;
- Growth and innovation at Charcol;
- Strong Estate Agency performance;
- Financial adviser sales force grew from 801 to 936;
- Cost increases limited to under 2%;
- Balance sheet review completed.

Overview

2001 has been a year of innovation with clear demonstrations that our strategy works across our business.

The MarketPlace and Charcol give us a unique positioning in the financial services market. Mortgage Express is the UK's leading specialist lender.

Lending

□ Buy-to-let □ First time buyers
□ Self-employed mortgages □ Commercial lending

Lending is responsible for the development and manufacturing of the Group's lending product range. Residential lending products are distributed through the Group's branch network, directly via telephone and online. Specialist mortgages are sold through intermediaries under the Mortgage Express brand. The Group's commercial lending operations focus on property-related lending to corporate customers and to Housing Associations.

Savings

□ Convenience savings □ Value savings
□ IFA cash management account

Savings is responsible for the development and manufacturing of the Group's range of convenience and value savings products. These products are distributed exclusively through the Group's retail network, and are managed very closely with the distribution business.

Distribution

□ Property services □ Mortgage broking
□ General insurance broking
□ Independent Financial Advice

Distribution develops and manages the Group's distribution network. The network offers a wide range of financial services online and offline. These services include estate agency and property-related services, mortgage and insurance broking and financial advice on a wide range of investment products.

Our Group overview

www.bbg.co.uk
www.marketplace.co.uk
www.charcolonline.co.uk
www.mortgageexpress.co.uk
www.bradford-bingley-int.co.im

£189.0m
Profit before tax (up 20%)

£7.6bn
Group specialist and commercial lending (up 39%)

£11.1bn
Traditional book (down 22%)



£55.1m
Profit before tax (down 36%)

£5.6bn
Convenience savings balances (down 16%)

£7.1bn
Value savings balances (down 1%)


Savings Account

£13.9m
Profit before tax (up 43%)

37,000
Completed mortgages (up 18%)

80,000
MarketPlace customers in the first 9 months


Charcol
online

3.5m	7,116	525	936
Customers	Staff	Branches	Financial Advisers

Lindsay Mackinlay

Chairman

Chairman's statement



During 2001 the Group completed its transition into a leading financial services retailer, launched The MarketPlace and rapidly grew selective lending. Our recently announced share buy-back programme reflects our commitment to active capital management.

A successful year

2001 was Bradford & Bingley's first full year as a public company. I am pleased to report that we have continued to make good progress in both our transformation and our financial performance. This has been accomplished despite the significant demands of the post-flotation period on all our staff.

In 2001 the Group made record profits of £253.1m (before tax and exceptional items). This was an increase of 9.4% over 2000.

Underlying earnings per share were 26 pence, compared with an equivalent 22 pence in 2000 and the Board is proposing a final dividend of 8.7 pence to be voted on at the AGM. If approved this will make a full year dividend of 13.0 pence per share.

The strongest message in these results is one of continuity – we have maintained our profitability, we are continuing to roll out our strategy, we are continuing to invest in the transformation of our business and we are continuing to manage our costs.

Having reviewed the recent performance of the Group and its likely medium term capital requirements the Board has announced its plan to buy back up to £150m of the company's shares over the next 18 months.

A clear strategy

In our last Annual Report I made it clear that we sought to build value for our shareholders by focusing on retailing financial services that truly meet customer needs, and on lending for profit.

This remains our strategy and we believe that recent proposals for the regulation of mortgage and insurance broking and the depolarisation of regulated product sales reinforce our approach to the highly competitive market in which we operate.

With the launch of The MarketPlace at Bradford & Bingley we have brought financial product choice and advice to the high street. We are delighted that customer response has been so positive and that we have been named Best New Mortgage Service 2001/2 by Your Mortgage.

Charcol goes from strength to strength having won IFA of the year for the third year running from Money Marketing. Mortgage Express, the Group's specialist mortgage lender, won multiple awards for its self-build and buy-to-let mortgages.

At the same time, I am pleased to report real progress in our online consumer business. This included the launch of an innovative online wealth service and funds supermarket by Charcol; the launch of The MarketPlace online

We help our customers to...

Highlights for shareholders

- □ Earnings per share up 18%
- □ Share price up 15% since flotation
- □ Dividend up 20%
- □ Share buy-back launched

and, most recently, the partnership with Rightmove, the leading property website in Britain.

During the year we announced a programme to reduce operating costs by £30m over two years. This has begun well and is on track to deliver our cost savings target.

Board
I would like to give my particular thanks to Kevin McGuinness, Director and Company Secretary who will retire from the Board on 28 February 2002 after 38 years with the Company and to Peter Flesher, Non-executive Director, who retires on the same date. We will miss their wise counsel and contribution and wish them well in their retirement.

I would like to welcome Steven Crawshaw, Group Strategy, HR & IT Director, who joined the Board as an Executive Director on 2 January 2002.

People
We have made a number of senior executive appointments over the last year, which have positioned us well for the future.

As is always the case, especially in a business going through significant change, our achievements were the direct result of hard work and dedication by staff throughout the Group.

The Directors are most grateful for the way in which our people have adapted to the plc world.

In this connection, I particularly wish to thank Phillip Whitaker who has recently retired after 41 years service, latterly as a senior member of the management team.

Share Price
Bradford & Bingley's shares performed resiliently in a difficult market. By the end of 2001, our first full year of trading on the London Stock Exchange, our share price was 15% ahead of the flotation price, whilst the UK Banks index rose 2.0% and the FTSE All Share index fell by 15% in the same period.

Dividend
A final dividend of 8.7 pence per share has been proposed for payment on 3 May 2002 to shareholders on the register as at 22 March 2002. This will bring the total dividend for the year to 13.0 pence per share, a 20% increase on last year's pro forma dividend.

Outlook
During 2002 we will continue to develop our growing selective lending and financial services businesses, whilst continuing to control costs. In addition, we are managing capital through our £150m share buy-back programme.

We expect to see continued growth in revenues in 2002 notwithstanding the impact of the reduction in net interest income resulting from the full year effect of the post-flotation outflows.

We believe our business model ideally suits us to take advantage of the changing regulatory environment and we will continue to invest in the growth of our distribution businesses. The year has started well; the quality and low risk profile of our businesses puts us in a strong position for the future.

Lindsay Mackinlay
Chairman
19 February 2002



...find the right home and arrange the right loan

Mark & Sarah

Mark & Sarah Tarbuck bought their first home, a three-bedroom terrace in Bristol, in May. They had previously rented, paying over £15,000 in rent over two years.

Although they had outstanding personal loans and very little for a deposit, The MarketPlace was able to help them buy their first home. They were advised to incorporate the loans into their mortgage, reducing their monthly outgoings by more than £350.



Christopher Rodrigues

Group Chief Executive

Group Chief Executive's review



An Award Winning Year

- □ Mortgage Express – Best Buy-to-Let, Self-Build and Self-Employed Mortgages
- □ The MarketPlace at Bradford & Bingley – Best New Mortgage Service
- □ Charcol – IFA of the Year

Overview
2001 was a demanding year. In addition to managing the after-effects of our flotation, which had taken place in December 2000, and our first year as a public company, we continued to strengthen our position as one of the UK's leading specialist lenders and an innovative retailer of financial services.

Receiving major industry awards for Mortgage Express, The MarketPlace at Bradford & Bingley and Charcol encourages us to believe we are on the right track but customer reaction matters even more. So it is particularly pleasing that all three businesses report high, and still increasing, levels of customer satisfaction.

The upward momentum in our share price during the year was an encouraging start but we recognise we still have much to do. The remainder of this review focuses on the operating performance of our major business lines, together with a brief overview of progress on cost control, capital management and the changing regulatory environment.

Retail
Our retail financial services and property businesses, coupled with our consumer savings business, make up our retail operations.

The MarketPlace
We offer a wide choice of financial services products from an extensive range of manufacturers through The MarketPlace at Bradford & Bingley, our innovative customer proposition launched in March.

The MarketPlace is built around our 500 plus bank and estate agency branch network and is also available online at www.marketplace.co.uk. As the country's leading mortgage broker The MarketPlace typically offers over 800 mortgages from more than 40 lenders. Most of our mortgage brokers are also highly qualified independent financial advisers able to help customers get the best repayment and protection solutions as well as the best mortgage for them.

The MarketPlace also offers insurance broking, designed to get the best home and contents deals for our customers from across the market, together with independent financial advice on pensions, investments and protection. During this year we increased our financial adviser sales force from 801 to 936.

Establishing a new financial services brand takes time, so we were particularly glad that consumers and personal financial journalists have taken to the brand so positively. With over 80,000 customers in its first nine months The MarketPlace is off to a flying start because it offers customers what's best for them not us.



Bradford & Bingley

The MarketPlace

The MarketPlace provides choice and advice from across the market. In 2001 over 80,000 customers benefited from this innovative new service, which also was awarded 'The Best New Mortgage Service 2001/2002' by Your Mortgage.

Charcol

Charcol is already an established brand built around a network of independent financial advisers and a market leading online mortgage site www.charcolonline.co.uk. Charcol regularly appears in the press and in MORI polls as one of the most respected financial service brands in Britain.

In 2001, Charcol added insurance broking to its online site, and helped over 2,000 customers find alternative insurance cover within two weeks, and at no additional cost, when Independent Insurance collapsed.

Charcol's history of innovation continued with the launch of its online funds supermarket with the first do-it-yourself advice tools to be approved by the FSA.



Bradford & Bingley

Charcol

Charcolonline is established as one of the most innovative e-delivery channels, winning numerous awards in 2001.

Charcol revenues grew 9% to a record £20.8m in 2001, while the active salesforce grew from 100 to 135.

Estate Agency

Bradford & Bingley is Britain's fourth largest estate agent with a network of over 250 branches trading under a range of well established local brands including Slater Hogg Howison in Scotland and Gascoigne Pees in the South.

The estate agency business performed particularly well over the year against a background of uncertainty in the housing market. Early in the year we reduced the size of our branch network by closing a number of branches that were unprofitable and offered little MarketPlace potential. The remaining branches performed very well on a like-for-like basis with revenues up 10% and contribution up 35%.

During the year we closed our independent online property site and joined Rightmove which has emerged as the strongest property search engine in the UK. Customers can go direct to www.marketplace.co.uk if they see a particular Bradford & Bingley estate agency property they want or find our properties on the Rightmove site. The best of both worlds for our customers.

The Group also has the fourth largest surveying business in the UK, providing survey and related services for customers of the Group and survey panel management services to 20 lenders.

The flow of customers into the estate agency outlets plays a wider role in the strategic development of the Group as it acts as an important lead generator for our mortgage broking and wealth management businesses.

Bradford & Bingley

Estate Agents

Our Estate Agency business is the fourth largest in the UK. We completed over 42,000 house exchanges in 2001.


01274 565 133

The estate agency branches now offer The MarketPlace proposition so we can help people finance their property as well as getting the right home for them to live in.

Savings

Our savings business has over three million customers. They represent a significant asset as we develop our financial services business. Whilst there was an outflow of customers following flotation, this was in line with expectations. Year-end balances were £12.7bn.

New savings products have been developed for both online and offline customers. During the year our Premier Saver product regularly appeared in the best buy tables along with our new online savings service developed for Charcol. This pays very competitive rates and allows easy electronic transfers to and from customers' existing current accounts.

Group Chief Executive's review continued

Bradford & Bingley

Lending

We recognise that retaining our existing mortgage customers is an important part of our business and we are devoting significant resources to this area.



Bradford & Bingley

Savings

Our Savings business supports our retail distribution strategy, by offering good value savings products, which both meet the needs of existing customers and attract new ones.



Lending

The mortgage market has become extremely competitive over recent years. Our lending strategy has therefore been to focus on profit rather than volume. We specialise in niche markets in which we can achieve good market shares and attractive profit margins such as buy-to-let, self-build and self-employed mortgages.

This focus has led to rapid growth. Specialist lending increased from 4% to 54% of total new lending between 1997 and 2001.

Specialist lending also includes commercial lending to Housing Associations and property companies. The Group has a commercial lending portfolio of over £2.7bn. New lending to Housing Associations and property companies grew by 50% to £0.9bn in 2001 and accounted for 28% of our new lending last year.

Our existing mortgage customers represent a valuable asset, with a managed residential book of over £16.0bn. The Group is devoting significant resource to customer retention, where this can be achieved at acceptable rates of return.

The Group's lending asset quality is strong. Our focus on secured lending, efficient collections processes and prudent provisioning, together with the continuing low interest rate environment, lead us to believe that the impact of an economic slowdown on Bradford & Bingley should be relatively small.

Alltel

In July 2000 Alltel Mortgage Solutions assumed responsibility for servicing Bradford & Bingley's residential mortgage book. In January AMS also took on the post completion book from Mortgage Express. These activities were successfully transferred on existing systems, with significant cost reductions and service improvements, despite exceptionally high levels of post-flotation activity.

In December 2001 Alltel launched ECROS, an online mortgage servicing platform, which Mortgage Express has introduced to its intermediaries.

Conversion of Bradford & Bingley back book to a new automated processing system, and its use for new customers, is expected by mid 2002.

Bradford & Bingley

Alltel

Alltel services the Group's mortgage customers and is developing a flexible new mortgage processing system for use by the Group and for its sale or license to third parties.



We help our customers in...

Costs

We will reduce like-for-like costs by £30m between December 2000 and December 2002.



Costs

Following the flotation we were able to reduce staffing levels in a number of areas while continuing to add to our financial adviser population in line with our development strategy. Our average full time equivalent staff was 7,116 in 2001, a reduction of 667 (9%) on the previous year.

During the year we began a cost reduction programme which is designed to reduce by December 2002 the run-rate of costs to a level of £30m below 2000 figures.

Capital

As the shape of the Group stabilised after flotation, we have conducted work on our capital structure and plan to buy back £150m worth of shares over the next 18 months.

Regulation

During 2001 the Financial Services Authority proposed a new regulatory framework for mortgage and insurance broking and issued a consultation paper on depolarisation.

We will continue to grow our MarketPlace and Charcol franchises as IFAs until the future shape of regulation is clear. Both businesses are well positioned to succeed in a depolarised world and under the expected new mortgage and insurance broking regulatory regime.

Christopher Rodrigues
Group Chief Executive
19 February 2002


...saving for tomorrow and
investing for the future

The MarketPlace is helping **Sam Bennett** to reach his goal of becoming a doctor by advising his parents to save now to pay for his university education.

We advised his parents to pay £50 a month into a unit trust to build up a nest egg for when Sam reaches 18.

Sam aged 11



Rosemary Thorne
Group Finance Director



The Group has delivered record profits whilst maintaining a prudent approach to bad debt provisioning and introducing significant advances in risk monitoring.

Group pre-tax profit in 2001 (excluding exceptional costs) has increased by 9.4% to £253.1m, driven primarily by growth in interest margin, whilst costs were well contained. The Group's post-tax return on equity (excluding exceptionals) increased to 14.2% from 13.2%.

The Group's net interest income has increased by £17.0m to £442.8m despite the expected reduction in both savings and traditional lending balances following conversion to plc status.

Other income has remained flat year-on-year with growth in financial services income offsetting a decline in general insurance income due principally to the high level of mortgage redemptions.

Excluding exceptional costs, administrative costs grew only 2% year-on-year despite continued investment in the development of the Distribution business. This reflects strong cost control in all areas of the business, most notably a review of the retail network and a reduction in IT expenditure.

The business continues to take a prudent approach to bad debt provisions. A charge of £6.1m was made in 2001 (2000: £7.0m).

Exceptional costs amounted to £18.7m (2000: £77.7m) relating principally to actions taken to reduce the Group's future cost base. Profit after tax and exceptional costs increased to a record £163.1m. The underlying earnings per share have increased from 22.0 pence to 26.0 pence on a comparative basis.

Consolidated profit and loss	**2001**	2000
	£m	£m
Net interest income	**442.8**	425.8
Other income	**270.7**	269.7
Total income	**713.5**	695.5
Administrative expenses: on-going	**(451.6)**	(443.0)
Bad debt provision	**(6.1)**	(7.0)
Share of loss in joint venture	**(2.7)**	(0.8)
Provision for pension review	–	(13.3)
Profit before tax & exceptionals	**253.1**	231.4
Exceptional costs	**(18.7)**	(77.7)
Profit on disposal of Group subsidiary	–	5.0
Profit before tax	**234.4**	158.7
Corporation tax	**(71.3)**	(81.9)
Profit after tax	**163.1**	76.8

Group key indicators	**2001**	2000
	%	%
Net interest margin	**1.88**	1.80
Non interest income/ total income	**37.9**	38.8
Cost/income	**63.3**	63.7
Return on equity	**14.2**	13.2

Net interest income

During the year, the Group's interest income grew by £17.0m (4%) relative to 2000. Interest income increased despite a 1% reduction in average interest-earning asset balances during the year.

Average balances marginally declined, as a result of a high level of redemptions on the traditional mortgage book, notwithstanding continued growth in specialist lending. This was expected since redemption levels had been artificially depressed in the years preceding conversion. Asset yields were improved through a combination of margin widening on the traditional book and the continued positive impact of our selective lending strategy.

The cost of interest-bearing liabilities increased, relative to bank base rate, as a result of the expected outflow of savings balances post-conversion to plc status. These outflows impacted more on convenience than value balances, increasing the average cost of retail funds.

Interest-free liabilities increased, driven principally by retained profits, and contributed 22 basis points to the overall interest margin. The reduction in the margin from 2000 reflected the lower interest rate environment.

Overview of the Group's results

Net interest income	2001	2000
	£m	£m
Net interest income	**442.8**	425.8
Average balances		
Interest-earning assets (IEA)	**23,542**	23,696
Financed by:		
Interest-bearing liabilities	**22,438**	22,704
Interest-free liabilities	**1,104**	992

Average rates	%	%
Gross yield on average IEA	**6.53**	7.07
Cost of interest-bearing liabilities	**(4.87)**	(5.51)
Interest spread	**1.66**	1.56
Interest-free liabilities	**0.22**	0.24
Net interest margin on average IEA	**1.88**	1.80
Average bank base rate	**5.12**	5.96
Average 3-month Libor	**5.04**	6.19

Other income

Total other income grew by £1.0m relative to 2000. Property services declined 1% as a result of the sale, in September 2000, of Bradford & Bingley Relocations and the closure of 68 under-performing retail outlets during 2001. On a like-for-like basis, property services income grew over 10%. Regulated product income improved slightly, a creditable performance in a difficult 12 months for the investment industry.

General insurance income fell by 13% relative to 2000, principally as a result of a decline in insurance revenues linked to the residential lending book.

Lending related income is driven by residential and commercial fees together with the level of profitability of the Group's securitised lending portfolios.

Income from independent mortgage advice has seen very strong growth of almost 50%. This followed the full roll-out of mortgage broking throughout the branch network and the successful launch of The MarketPlace brand.

Other income	2001	2000
	£m	£m
Property services	**107.0**	107.8
Regulated products	**82.1**	78.8
General insurance	**27.8**	31.9
Independent mortgage advice	**27.8**	18.7
Lending related income	**22.8**	19.9
Other	**3.2**	12.6
Total	**270.7**	269.7

Administrative expenses

Total expenses grew 2% during 2001, excluding exceptional costs. Underlying costs have been well contained, although investment continues to be made in the implementation of our independent retailing strategy. Cost reduction has been supported during 2001 by the closure of a number of under-performing retail branches and a reduction in the level of costs of Group functions. We remain on track to deliver planned cost savings of £30m by the end of 2002.

Exceptional costs of £18.7m have been incurred in the year. These relate principally to the costs of branch closures, in addition to other restructuring costs.

Administrative expenses	2001	2000
	£m	£m
Staff related	**209.4**	199.0
Premises	**33.2**	37.7
Marketing	**31.8**	29.4
Information technology	**15.5**	22.1
Depreciation	**24.4**	23.0
Goodwill and premium amortisation	**17.4**	18.5
Alltel Mortgage Solutions service charge	**23.2**	9.0
Legal and professional	**17.8**	19.1
Other	**78.9**	85.2
On-going	**451.6**	443.0
Exceptional	**18.7**	77.7
Total	**470.3**	520.7

Bad debt provision

An amount of £6.1m has been charged to the Profit and Loss Account in 2001 in relation to bad debts. Additionally, £4.7m of provisions (2000: £1.1m) were charged to the Profit and Loss Accounts of the Group's securitised lending portfolios. The economic environment in the residential and commercial property lending sector has been encouraging with low interest rates, coupled with house price inflation. The charge in the year reflects our continuing prudent approach to provisioning.

The number of cases in arrears over three months has continued to reduce both in total and as a percentage of the book during 2001.

Arrears over 12 months evidence a decline in both the number of cases and value. A similar picture is visible in respect of cases in possession.

The value of cases in arrears and in possession has grown relative to the total book reflecting the decline in the lending book in 2001. Bad debt provisions, expressed relative to total book, have shown a corresponding increase. In addition to the provisions held, the Group has insurance with its offshore captive insurance subsidiary which has assets totalling £35.3m to protect the Group from losses in the traditional residential lending book.

Residential arrears	2001	2000
Arrears:		
Over 3 months:		
– number of cases	**6,788**	7,371
– % of total cases	**1.90**	2.21
– value (£m)	**320**	345
– % of book	**2.00**	1.93
Over 12 months:		
– number of cases	**1,216**	1,448
– % of total cases	**0.34**	0.43
– value (£m)	**92**	107
– % of book	**0.58**	0.60
Possession:		
– number of cases	**294**	329
– % of total cases	**0.08**	0.10
– value (£m)	**14**	14
– % of book	**0.09**	0.08
Residential bad debt provisions:		
(as % total managed lending assets)		
– traditional	**0.08**	0.06
– specialist	**0.64**	0.96
– total residential	**0.21**	0.17

Taxation

The 2001 tax charge equates to an underlying effective rate of 30.4%. This is reconciled to the standard UK rate as follows:

Corporation tax	%
Standard tax rate for 2001	30.0
Expenses disallowed for tax purposes	1.6
Lower tax rate on overseas earnings	(1.2)
Total	**30.4**

Dividends

A final dividend of 8.7 pence per share has been proposed for payment on 3 May 2002 which together with the interim dividend of 4.3 pence per share, gives a total dividend for the year of 13.0 pence per share (2000: 10.8 pence per share on a pro forma basis). This represents a dividend cover of two times reflecting the Board's desire to continue to maintain cover in line with comparable companies in the UK retail banking sector.

Business segment performance

Lending & Savings

To aid greater understanding of the Group's business performance, the results of the Savings business, which has a close association with the Distribution business, have been separately reported from the Lending business. The total Lending & Savings performance is summarised below with a greater level of analysis being provided in the separate sections.

Lending & Savings	2001	2000
	£m	£m
Net interest income	**367.9**	367.8
Other income	**22.8**	19.9
Total income	**390.7**	387.7
Administrative expenses	**(140.5)**	(137.9)
Bad debt provision	**(6.1)**	(7.0)
Profit before tax	**244.1**	242.8

Lending & Savings key indicators	2001	2000
	%	%
Return on risk weighted assets	**2.47**	2.47
Net interest margin	**2.07**	2.05
Retail margin	**2.37**	2.34
Cost income ratio	**35.96**	35.57

Total Lending & Savings interest income has increased slightly relative to 2000 with the decline in Savings earnings offset by improved earnings in the Lending business. The net and retail interest margins have both improved in 2001, reflecting the positive impact of our selective lending strategy and margin widening.

Lending

The Lending business is responsible for the development and manufacturing of the Group's lending product range. Residential lending products are distributed through the Group's distribution network, direct via telephone and the internet, and through intermediaries. The Group's commercial lending operations focus on property-related lending to corporate customers and to Housing Associations.

Lending	2001	2000
	£m	£m
Net interest income	**225.8**	196.9
Other income	**22.8**	19.9
Total income	**248.6**	216.8
Administrative expenses	**(53.5)**	(52.8)
Bad debt provision	**(6.1)**	(7.0)
Profit before tax	**189.0**	157.0
Risk weighted assets (£bn)	**9.9**	9.8

The Lending business delivered a 20% profit improvement in 2001, driven primarily by improved interest margins on consumer products, partially offset by a reduction in average balances. Net interest income grew by 15% with a strong performance in specialist lending offsetting the impact of a decline in traditional lending balances.

In line with our strategy, the focus for mortgage lending continues to be to deliver profitability rather than market share. Consequently, our mortgage lending focused on those segments of the market where we can offer competitive products whilst making good returns for our shareholders. Our Mortgage Express brand continues to hold a leading position as a supplier of specialist mortgage products with intermediaries, and completions in this sector of the market rose by over 30% compared to 2000. In the second half of the year, a deliberate decision was taken to scale back the rate of growth in lending, particularly in higher risk segments, in view of the uncertainties about the prospects for the UK economy.

The decline in average mortgage balances during the year was not unexpected. In the past three years, in the run-up to conversion, our mortgage redemption figures had been well below the market average. Following conversion this position has reversed, much in line with other converters' experience. We continue to revise and refresh our programmes offering existing customers competitive products which will encourage them to remain with us.

Commercial lending advances grew 55% on the previous year, and contributed 28% of total new lending. Margins on new lending were maintained in 2001 despite the competitive environment. The growth of our commercial lending activity was partly due to the buoyancy of the market for commercial property lending and partly due to the increasing capability of our lending teams to respond quickly and flexibly to clients' demands.

Other income grew slightly, primarily due to the increase in commercial fee income. However, these increases were offset by higher mortgage procuration costs arising from the higher proportion of specialist mortgage business, which is largely sourced through intermediaries.

2001 was the first full year in which the administration of the Group's mortgage book was outsourced to Alltel Mortgage Solutions (AMS) – the Group's joint venture partnership with Alltel Information Services. The transfer of the operational activities to AMS has proved successful and the benefits of this are reflected in cost growth being limited to only 1%. With support from AMS, a new e-commerce platform has been developed and successfully launched. This capability is being used to extend B2B links with our major intermediaries.

A bad debt charge of £6.1m was made in 2001 reflecting a continuing cautious approach in this area.

Lending key indicators	2001	2000
Net interest margin (%)	**1.27**	1.09
Residential book (managed £bn)	**16.0**	17.8
Residential advances (£bn)	**2.4**	2.8
Residential redemptions (£bn)	**4.2**	2.0
Residential redemptions (% opening book)	**23.6**	11.3
Residential mortgage market share (% new advances)	**1.5**	2.4
Commercial advances (£bn)	**0.9**	0.6
Commercial book (£bn)	**2.7**	1.9

Gross lending (£bn)


1997 4% 9% 87% 2.6
1998 13% 8% 79% 3.5
1999 30% 12% 58% 3.6
2000 39% 18% 43% 3.4
2001 54% 28% 18% 3.4
specialist
commercial
traditional

Savings

The Savings business is responsible for the development and manufacturing of the Group's range of savings products. These products are distributed exclusively through the Group's distribution network. This business is therefore managed very closely with the Distribution business.

Savings	2001	2000
	£m	£m
Net interest income	**142.1**	170.9
Administrative expenses	**(87.0)**	(85.1)
Profit before tax	**55.1**	85.8

Savings interest income declined by 17% in 2001 as a result of both a fall in savings balances and a reduction in average margin. Balances reduced, as expected, following our conversion to plc status at the end of 2000. In the months immediately following conversion to plc status, a number of our retail savers withdrew their balances and closed their accounts. This was not unexpected and was in line with the experience of other converters. Since these outflows occurred predominantly in the higher margin convenience product range, this also impacted on the Group's overall savings margin which, in consequence, reduced to 1.10% (2000: 1.25%). We introduced a number of new saving products in the year, including Premier Saver, a competitive instant access branch based account within an open-ended rate guarantee, and the Charcol Cash Management Account, an online savings account linked to our e-wealth service. As a result, the level of savings balances stabilised later in the year.

Costs grew by only 2% compared to 2000. During the second half of the year, a series of actions were introduced to streamline processes and to improve efficiency in the interaction with the retail branch network. These actions have already allowed a reduction in total staffing levels.

Savings key indicators	2001	2000
Net interest margin (%)	**1.10**	1.25
Savings balance – convenience (£bn)	**5.6**	6.7
Savings balance – value (£bn)	**7.1**	7.2

Savings balances (£bn)



1997 47% 53% 11.6
1998 49% 51% 13.2
1999 50% 50% 14.1
2000 52% 48% 13.9
2001 56% 44% 12.7
value
convenience

Distribution

This business is responsible for the management of the Group's retail network, encompassing retail estate agency and related businesses, the bank branches, its independent financial advisers and its online financial product distribution capability.

Distribution	2001	2000
	£m	£m
Total income	**244.7**	236.9
Administrative expenses	**(230.8)**	(213.9)
Trading profit	**13.9**	23.0
Pension review provisions	**–**	(13.3)
Profit before tax	**13.9**	9.7

Distribution trading profit declined in 2001 reflecting the continued investment in this business.

Total income from financial services products grew by 6%, with the sales force increasing to a total of 936 advisers by the year-end. Mortgage broking income grew by 49% reflecting the success of the new proposition. Over 800 mortgage products are now available at The MarketPlace. Regulated products income grew by 4% in the year despite a market-wide significant reduction in commission levels. The increase in the number of advisers, which places us well for 2002, occurred principally in the final months of the year and therefore had limited impact on 2001 income generation. General insurance income fell 13% in the year, due principally to the high level of mortgage redemptions, to which property insurance policies are linked.

Property services income fell by 1% following the closure of under-performing outlets and the sale of Bradford & Bingley Relocations in September 2000. On a like-for-like basis, revenue was over 10% ahead of 2000.

Distribution costs increased by 8% year-on-year, reflecting continued investment in the development of this business both in growing the number of advisers and in investing in the brand. During 2001 The MarketPlace brand was supported with TV advertising, together with further promotion of the Charcol brand. We also invested in an online wealth service during 2001.

Distribution key indicators	2001	2000
Operating margin (%)	**5.7**	9.7
Independent advisers	**936**	801
New income per adviser (£000)	**94**	100
New income per active adviser (£000)	**112**	109
No. of regulated products sold (000)	**101**	87
Estate agency market share (%)	**2.6**	2.8
Number of exchanges (000)	**42**	45
Income per exchange (£)	**1,662**	1,515
Mortgage origination market share:	**2.2**	2.2
Number of branches:		
banking	**210**	221
estate agency	**258**	315
integrated	**57**	57
Total number of branches	**525**	593
Charcol	**13**	10

Distribution income by product



Regulated products (£m)
1999 74
2000 79
2001 82
Property services (£m)
1999 117
2000 108
2001 107
General insurance (£m)
1999 29
2000 32
2001 28
Independent mortgage advice (£m)
1999 9
2000 19
2001 28

Reserves & Treasury

This business unit is responsible for the management of the Group's total liquidity and funding position, in addition to working with the Asset & Liability Management Committee (ALCO) to manage the Group's capital position and oversee its interest and foreign currency risk. This function makes funds available to the rest of the Group at transfer pricing rates which have been determined in order to transfer the Group's interest rate risk to Treasury.

Reserves & Treasury	2001	2000
	£m	£m
Net interest income	**74.9**	58.3
Other income	**0.1**	0.2
Total income	**75.0**	58.5
Administrative expenses	**(8.1)**	(6.3)
Profit before tax	**66.9**	52.2
Risk weighted assets (£bn)	**1.4**	1.4

Interest earnings relate principally to investment of the Group's free reserves, together with earnings on liquid asset balances and intra-group funds, net of the cost of external wholesale funding and debt capital.

The Group's liquid assets fell by £150m during the year, reflecting the decline in retail deposits.

Wholesale funding balances were reduced by £460m during the year. However, an opportunity was taken to launch a five year Floating Rate Note to support longer term funding.

The Isle of Man operation continues to provide an efficient source of funding to the Group. During the year its balances increased by 15% to £1.9bn.

Interest income improved in 2001 reflecting predominantly an increase in the level of the Group's reserves. Earnings on reserves were materially hedged against falls in interest rates.

Group Services

Group Services is responsible for the provision of functional support to the Group's business units, such as HR, IT and Finance. The costs for the provision of these services are, where appropriate, allocated to the relevant business based on the cost driver.

Group Services	2001	2000
	£m	£m
Total income	**3.1**	12.4
Administrative expenses	**(54.8)**	(66.4)
Goodwill and premium amortisation	**(17.4)**	(18.5)
Loss before tax	**(69.1)**	(72.5)

Group Services costs reduced by 17% relative to 2000 despite expected expenditure increases associated with becoming a plc. The reduction in costs was most noticeable in IT following one off investment in infrastructure in the second half of 2000.

Balance sheet

The Group's total assets have declined by 4% during the year, mainly as a result of the reduction in traditional residential lending assets. Liquid assets fell 3%, reflecting improved efficiency in Treasury management. Commercial lending has increased in line with our focus on more specialist areas of lending.

The decline in savings balances reflects the expected high levels of post-conversion savings withdrawals. The increase in debt securities included the issue of a £500m five year Floating Rate Note in April.

Balance sheet	2001	2000
	£m	£m
Assets		
Liquid assets	**5,751**	5,901
Loans and advances to customers		
Residential mortgages	**16,029**	17,781
Commercial secured and other loans	**2,708**	1,914
Non-recourse funding	**(1,356)**	(1,514)
	17,381	18,181
Fixed and other assets	**463**	560
Total assets	**23,595**	24,642
Liabilities		
Savings balances	**14,227**	15,294
Wholesale deposits	**2,313**	2,772
Debt securities in issue	**4,762**	4,348
Other liabilities	**438**	448
Subordinated loan capital	**580**	580
Reserves	**1,101**	1,026
Shareholders' equity	**174**	174
Total liabilities	**23,595**	24,642

Capital structure

The Group's capital ratios have improved during 2001 as a result of a 4% increase in capital whilst risk weighted assets grew by less than 1%. The Group's strategy is not capital intensive and is expected to generate equity in excess of the economic and regulatory needs of the business.

The Group intends to maintain capital at efficient levels and has announced a share buy-back programme, the first tranche of which is planned to total £150m. Further actions will be taken as appropriate to continue to ensure efficient capital utilisation whilst ensuring that the Group is appropriately placed to manage the impact of the proposed new capital requirements.

As at 31 December 2001 the Group's market capitalisation was £1.94bn.

Capital structure	2001	2000
	£m	£m
Tier 1		
Share capital and reserves	**1,243.2**	1,189.0
Goodwill deduction	**(120.7)**	(128.8)
Total Tier 1 capital	**1,122.5**	1,060.2
Upper Tier 2		
Perpetual subordinated debt	**105.0**	105.0
General provisions	**16.6**	9.6
Total Upper Tier 2 capital	**121.6**	114.6
Lower Tier 2		
Term subordinated debt	**475.0**	475.0
Total Tier 2 capital	**596.6**	589.6
Deductions	**(105.5)**	(97.5)
Total capital	**1,613.6**	1,552.3
Risk weighted assets (£bn)	**11.6**	11.5
Tier 1 ratio (%)	**9.7**	9.2
Total capital ratio (%)	**13.9**	13.5
Tier 2 to Tier 1 ratio (%)	**53.1**	55.6

Risk management and control

Risk management and control

In the ordinary course of business the Group manages a variety of risks, with operational, credit, market, and liquidity risk being of particular significance. The Board approves policy and limits with respect to these risks. The Board has delegated monitoring and control responsibilities to the Audit, Risk & Compliance Committee, the Group Risk Management Committee, the Asset & Liability Management Committee (ALCO) and the Credit Risk Committee.

Operational risk

Operational risk is associated with the on-going, day-to-day operation of the business, including risks concerned with the processes and supporting systems employed to meet business objectives. The Group business units manage this risk through appropriate controls and loss mitigation actions. These actions include ensuring a balance of policies, together with appropriate procedures and internal controls. In addition, specialist support functions provide expertise in operational risk areas such as information security, financial services compliance, fraud, security and business continuity management.

Credit risk

Credit risk is the potential risk of financial loss if counterparties are not able to meet their obligations as they fall due. The Group is firmly committed to the management of this risk, in both its lending and wholesale money market activities. In its core lending activities, the Group employs sophisticated credit scoring, underwriting and fraud detection techniques to support sound decision making and minimise losses. A pro-active approach to the control of bad and doubtful debts is maintained within the collections areas. Lending policies and processes are defined, agreed and managed centrally. The Credit Risk Committee ensures that any exposure to risk, significant changes in policy or expansion into new areas of business remain within overall exposure risk levels agreed by the Board. Wholesale money market policy statements are established and reviewed by ALCO covering, amongst other things, criteria to be used in setting counterparty limits. Authorised limits for a counterparty reflect the size of its capital base and credit ratings assigned by the major rating agencies.

Market risk

Market risk is the potential adverse change in Group income or Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all the Group's businesses. The Group's exposure to market risk is governed by a policy approved by the Board. This policy sets out the nature of risk which may be taken and aggregate risk limits. The Board has delegated responsibility for managing the Group's exposure to market risk to ALCO. At each meeting ALCO reviews reports showing the Group's exposure to market risks. Treasury is responsible for managing the Group's market risk on a day-to-day basis on behalf of ALCO. Interest rate risk arises due to mismatches between the re-pricing dates of the interest-bearing assets and liabilities on the Group's balance sheet and from the investment profile of the Group's free reserves. This exposure is managed by Treasury.

Foreign exchange risk arises from activity undertaken by the Group in order to manage borrowing costs and investment returns. This risk is managed through a combination of asset and liability matching and off-balance sheet hedging. Detailed disclosures on interest rate risk, foreign exchange risk and the use of derivatives are set out in note 31 in accordance with Financial Reporting Standard No. 13 *'Derivatives and other financial instruments'*.

Liquidity risk

It is Group policy to ensure that funds are available at all times to meet the Group's obligations including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the balance sheet. The development and implementation of policy is the responsibility of ALCO. The day-to-day management of liquidity is the responsibility of Treasury, which provides funding to and takes surplus funds from each of the Group's businesses as required. Liquidity policy is approved by the Board and agreed within a framework established by the Financial Services Authority. The size of the Group's holdings of readily realisable liquid assets is driven by regulatory guidelines and potential outflows from savings accounts.

Rosemary Thorne

Rosemary Thorne
Group Finance Director
19 February 2002

We help our customers to...


BUSY DINAH DINOSAUR
...protect their family
and possessions

Alison & Tommy

Alison Harvey from Doncaster wants to ensure her family are protected if anything was to happen to her. The MarketPlace advised her to take out a life assurance policy which will pay off her mortgage if she dies, providing her children with a home and paying a lump sum to ensure that her husband will be able to pay for childcare so he can continue working.


PIG GETS LOST

Board of Directors as at 19 February 2002

Lindsay Mackinlay
Chairman
Lindsay (age 66) joined the Board of Bradford & Bingley Building Society in 1990 and became Chairman in 1995. He was appointed to the Board of Bradford & Bingley plc in April 2000. He was employed by Rowntree PLC from 1964 to 1989 and was a director from 1973 to 1989. He was also chairman of RPC Group PLC and a non-executive director of other public companies. He is Chairman of the Nominations Committee and a member of the Remuneration Committee and of the Audit, Risk & Compliance Committee.

Trevor Lewis
Vice Chairman
Trevor (age 65) joined the Board of Bradford & Bingley Building Society in 1990 and became Vice Chairman in 1995. He was appointed to the plc Board in April 2000. He was made a partner in AV Hammond (subsequently Hammond Suddards) Solicitors in 1964 and retired as joint senior partner in 1995. He is Chairman of the Audit, Risk & Compliance Committee and a member of the Remuneration Committee and of the Nominations Committee.

Mark Smith
Non-executive Director
Mark (age 62) joined the Board of Bradford & Bingley Building Society in 1994 and the plc Board in April 2000. He was formerly a vice chairman of S G Warburg & Co Ltd which he joined in 1966, becoming executive director in 1971. He is also a director of Renold plc and The Laird Group plc. He is Chairman of the Remuneration Committee and a member of the Nominations Committee and of the Audit, Risk & Compliance Committee.

Rosemary Thorne
Group Finance Director
Rosemary (age 50) joined the Board of Bradford & Bingley Building Society in November 1999. She was appointed to the plc Board in February 2000. She is also a director of ALLTEL Mortgage Solutions Ltd. She was formerly group finance director of J Sainsbury plc, group financial controller of Grand Metropolitan, subsequently Diageo plc, and finance director and company secretary of Harrods. She is a non-executive director of Consignia plc and a member of The Financial Reporting Council and The Financial Reporting Review Panel.

Christopher Rodrigues
Group Chief Executive
Christopher (age 52) joined the Board of the Bradford & Bingley Building Society in 1996 as Chief Executive and was appointed to the plc Board in April 2000. He is also a director of ALLTEL Mortgage Solutions Ltd. He was formerly chief executive of Thomas Cook. He is a member of the Executive Committee of the Council of the National Trust and is also a non-executive director of Energis PLC and The Financial Services Authority. He is a member of the Nominations Committee.

Nicholas Cosh
Non-executive Director
Nicholas (age 55) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He was formerly group finance director of a number of companies including JIB Group PLC, MAI PLC and Charterhouse Japhet PLC. He is chairman of The Fleming American Investment Trust PLC and a non-executive director of ICAP PLC, Computacenter plc and Hornby PLC.



Peter Flesher
Non-executive Director
Peter (age 66) joined the Board of Bradford & Bingley Building Society in 1995 and the plc Board in April 2000. Employed by Allied Colloids Group PLC from 1951 to 1995, and managing director from 1982 to 1995, he was formerly a director of Yorkshire Water PLC. Peter is a member of the Corporation of Bradford College, a governor of Dixons City Technology College and a member of the Council of the University of Leeds. Peter will retire as a Non-executive Director on 28 February 2002.

George Cox
Non-executive Director
George (age 61) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is the director general of the Institute of Directors and a non-executive director of the London International Financial Futures Exchange (LIFFE). He is a director of Short Brothers PLC and Enterprise Insight Ltd. Former appointments include chairman and managing director of Unisys Ltd, chairman and chief executive of P-E International PLC and managing director of Butler Cox PLC. He is a member of the Remuneration Committee.

Steven Crawshaw
Group Strategy, HR & IT Director
Steven (age 40) was appointed to the plc Board in January 2002. He joined the Group from Lloyds TSB in 1999 as Flotation Director before taking over responsibility for Group Strategy, HR & IT.

Keith Greenough
Managing Director, Lending & Savings
Keith (age 51) joined the Board of Bradford & Bingley Building Society in January 2000 and the plc Board in April 2000, having joined the Group in 1997 as a result of the Group's acquisition of Mortgage Express. He has 20 years' experience in the banking industry with National Westminster, TSB and Lloyds TSB.

Diana Courtney
Non-executive Director
Diana (age 62) joined the Board of Bradford & Bingley Building Society in 1993 and the plc Board in April 2000. She was made a partner in Herbert Oppenheimer Nathan & Vandyk (which became part of Denton Hall Solicitors) in 1966 and retired as a partner of Denton Hall Solicitors in 1999. She is a member of the Audit, Risk & Compliance Committee.

Kevin McGuinness
Director and Company Secretary
Kevin (age 53) joined the Board of the Bradford & Bingley Building Society in July 1999 and the plc Board in February 2000. He joined the Society in 1964 and was appointed Secretary in 1991. He is vice chair of the Corporation of Bradford College. Kevin will retire as Director and Company Secretary on 28 February 2002. Alan Shankley will succeed Kevin as Company Secretary.



Directors' Report
Review of 2001

Corporate
Governance

29-33
Remuneration
Committee Report

34
Statement of
Directors'
Responsibilities

35
Independent
Auditor's Report

36-71
Financial Statements
36 Consolidated profit and loss account
37 Consolidated balance sheet
38 Company balance sheet

[illegible] continued
39 Reconciliation of movement in shareholders' funds
39 Consolidated cash flow statement
40 Notes to the Financial Statements

72-73
Shareholder
Information

The Directors have pleasure in presenting their Report for the year ended 31 December 2001.

Principal activities
The principal business activities of Bradford & Bingley are to:

- lend on residential and commercial property;
- offer a range of retail savings services;
- operate as an independent retailer of mortgage, investment, and insurance products (including products regulated under the Financial Services and Markets Act 2000) provided by a range of companies;
- offer residential estate agency and selected other property related services.

The Group's existing business and future prospects are reviewed in the Chairman's Statement and the Group Chief Executive's Review on pages 4 to 5 and pages 8 to 11 respectively, whilst financial aspects are covered in the Financial Review on pages 14 to 19. During December 2001 the Group undertook a re-organisation of the ownership of assets and liabilities of subsidiary companies within the Group to improve efficiency and reduce cost. A list of the principal subsidiaries, and the nature of each company's business, is given in note 17(a) to the Financial Statements.

Results and dividends
The profit before tax and exceptionals for the year ended 31 December 2001 was £253.1m (2000: £231.4m). The Directors are proposing the payment of a final dividend of 8.7 pence per share on 3 May 2002 to shareholders on the Register at the close of business on 22 March 2002; together with the interim dividend of 4.3 pence per share, this gives a total dividend for the year of 13.0 pence per share (2000: 3.6 pence per share). The 2000 figure reflected the Directors' decision to pay a dividend post conversion representing approximately one third of a full year figure. For further details please see the Financial Review on pages 14 to 19.

Directors and their interests
The current Directors on the Board of Bradford & Bingley plc and their biographical details are shown on pages 22 and 23. Steven Crawshaw was appointed as an Executive Director of the Board on 2 January 2002. David Woodcock retired as a Director on 23 April 2001.

Kevin McGuinness and Peter Flesher will retire from the Board on 28 February 2002. Diana Courtney, Keith Greenough and Mark Smith will retire at the forthcoming Annual General Meeting and they will offer themselves for re-election under the terms of the Articles of Association. Steven Crawshaw, who has been appointed since the last AGM, will also retire at the AGM and seek re-election. Steven Crawshaw and Keith Greenough have service contracts with an entitlement to 12 months' notice. Diana Courtney and Mark Smith do not have service contracts.

The beneficial interests of the Directors and their families in the shares of the Company are given on page 30. No Director had during the year any material interest in any contract of significance to the Group's business.

Share capital
Full details of the authorised and issued share capital are provided in note 29 to the Financial Statements.

The Company has the authority to purchase up to 68.2 million of the 25 pence ordinary shares. The authority remains valid until the Annual General Meeting in 2002 or, if earlier, 23 October 2002. A resolution will be put to shareholders to renew the authority at the forthcoming Annual General Meeting.

At the date of this report no disclosable substantial interest in the issued share capital has been notified to the Company in accordance with Sections 198 to 208 of the Companies Act 1985.

Staff
The Directors appreciate the hard work and commitment of staff across the business in supporting the Group in its successful first full year as a plc. We believe that people are critical to the Company's performance and recognise that there is a talent pool within the Group that needs to be further developed. We have therefore embarked upon a programme to strengthen our human resources to attract, develop and retain our best people, and thereby to improve significantly our business performance, through succession planning and career development initiatives.

The Group has also maintained its commitment to more generic staff training and development with a full range of training and accreditation programmes in both technical and general management areas. The Group believes in fair treatment at work, and has policies in place which seek to ensure that the work environment is free from bullying and harassment.

We are evolving the Group's flexible working policies and practices to enable staff to balance their home lives with their work responsibilities, and thereby manage the potential levels of work-related stress. Last year we launched a number of initiatives to improve our communication with staff across the Group, on matters which affect their interests and the performance of the Group. These include the publication of a regular Group magazine and CD ROM, a redesigned intranet site and a new feedback programme. The annual staff survey that we undertook last Autumn confirmed improved performance in the area of internal communications.

Nearly 4,000 staff (55%) chose to participate in the Sharesave Scheme that was initiated in November 2000 to coincide with flotation. Staff will shortly be invited to participate in a new Sharesave Scheme, and it is envisaged that this will become an annual event.

Commitment to diversity
The Group is committed to providing a high standard of service to its diverse customer base. Our values support respect for the rights of others, honesty, commitment to diversity and involvement in the local community. We recognise the value of individual differences and perspectives of people from all backgrounds and the benefits of reflecting the demography of the local community in our workforce.

Our employment policies reflect the importance we place on valuing diversity and providing equality of opportunity for all our employees to progress to their full potential, irrespective of race, gender, disability, sexual orientation, age or marital status. We are a member of Opportunity Now, a national campaign to progress gender equality at work, and also a member of the Employers' Forum on Disability. We follow their best practice guidance on the recruitment, training and retention of disabled employees.

We are committed to providing support to all employees and applicants with a disability and to continue to develop flexible working practices to help our employees to balance their home requirements with business demands.

We have introduced measures to improve the representation of ethnic minorities within Bradford & Bingley in partnership with Quest for Economic Development (QED), an organisation which helps ethnic minorities to participate fully in the economic, social and public life of the UK. These initiatives include a twice-yearly visit from 'Influencers' from the local community, advertising vacancies in Community Centres and translating our branch vacancy posters into five different languages to raise awareness within ethnic minority communities of the career opportunities at Bradford & Bingley.

We recognise that there is much to be done to achieve our vision of diversity at all levels across the Group and we shall continue to direct our efforts to progress this aim during 2002.

Creditor payment policy
It is the general policy of the Company to pay creditor invoices 30 days following the invoice date. The Company is willing to consider requests by small suppliers for a shorter settlement period. The average number of days credit taken in 2001 was 17 days (2000: 17 days).

Charitable and political donations
During 2001 the Group allocated £1,588,000 to its programme of corporate social responsibility, supporting local communities. It made specific donations of £388,613 to over 150 beneficiaries. The Group is pleased to announce the three year £500,000 sponsorship of Shelterline, the 24 hour helpline run by the charity for the homeless, Shelter, which continues to demonstrate the Group's commitment to preventing and alleviating the causes of homelessness.

The Group received matching awards of £35,500 from Arts & Business and Sportsmatch for community sponsorships, and remains a member of Business in the Community, Business Action on Homelessness and Arts & Business. The corporate social responsibility programme won the Mortgage Finance Gazette Award for community support in 2001.

No contributions were made for political purposes in 2001. In addition, our future plans do not include any payments that might be deemed to be political in nature.

Annual General Meeting
The Notice of the Annual General Meeting to be held on 23 April 2002 (together with explanatory notes) is given in the booklet which accompanies this Report. The Special Business of the Meeting will seek shareholder approval to amend the Articles of Association, to amend the Performance Share Plan rules and a renewal of the authority to enable the Company to make market purchases of its own shares up to a maximum of 68.2 million shares.

Auditor
A resolution to re-appoint KPMG Audit Plc will be put to members at the forthcoming Annual General Meeting.

By order of the Board
Kevin McGuinness
Director and Company Secretary
19 February 2002

Corporate Governance

Bradford & Bingley is committed to high standards of corporate governance in its business.

The Directors confirm that for the year ended 31 December 2001 the Company has complied with the provisions of the Combined Code (the "Code") as issued by the UK Listing Authority. The Code contains both general principles of good governance and detailed requirements. The purpose of this Corporate Governance section together with the Report of the Remuneration Committee is to explain how the Company has applied the governance principles set out in the Code.

The Board

The Directors apply principles of good governance by adopting the following procedures and policies:

- The Board meets a minimum of ten times per year to review operational performance against plans and budgets and to consider possible new developments. The Board has adopted a structure of mandates, granted to individuals and committees, throughout the Group, whilst retaining specified matters for its exclusive decision.
- The roles of Chairman and Group Chief Executive are distinct and the offices are held by different people.
- The Board consists of seven non-executive and five executive Directors. (This will change to six and four respectively as at 28 February 2002). All the non-executive Directors are independent and bring wide experience from varied backgrounds to the working of the Board. Trevor Lewis is the recognised senior independent non-executive Director.
- The Board reviews its constitution at appropriate intervals and each Director is subject to re-election every three years in line with the Articles of Association.
- For new Directors an appropriate training programme is established to ensure that they are fully conversant with their responsibilities as a Director and with the business of Bradford & Bingley. Throughout their period in office, they are updated on Bradford & Bingley's business, the competitive and regulatory environment in which it operates and other changes as these occur.
- All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. The Directors are able, if necessary, to take independent professional advice at the Company's expense.

Principal Board committees

The Directors manage the Group by means of meetings of the Board and a number of committees, each of which has detailed terms of reference. The principal Board committees are the Audit, Risk & Compliance, the Nominations and the Remuneration Committees. The Audit, Risk & Compliance and the Remuneration Committees comprise only independent non-executive Directors. The members of these committees are identified on pages 22 and 23.

The role of the Audit, Risk & Compliance Committee is to monitor the effectiveness of the Group's risk management process and its financial and other internal control systems (including effective internal audit, risk management and compliance functions) and to review the Group's accounting policies, financial statements and external reporting responsibilities. Its role also extends to meeting the external auditors and receiving all reports by them addressed to the Group and to undertaking corporate governance and other duties as required under the Financial Services and Markets Act 2000 and applicable regulation made under it.

The Nominations Committee is responsible for reviewing the composition of the Board, recommending new appointments to the Board and reviewing re-elections when they become due.

The Remuneration Committee reviews the remuneration and contractual arrangements of the executive Directors and senior executives, and also the operation of share plans and options schemes established by the Company.

Shareholder relations

The Company is committed to on-going communication across the shareholder base, whether to institutional investors, private or employee shareholders. For most private shareholders, the main source of information will be the Summary Financial Statement, which summarises key facts about the Group's performance. For those who would like more information, this can be found on our website www.bbg.co.uk. The Company also has a programme of meetings with institutional shareholders to discuss publicly available information about the progress of the business and also to ensure an understanding of the Group's strategy. At the Annual General Meeting the Directors will welcome the opportunity to gather the views of shareholders, who can ask questions of the Board.

Internal control

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

Throughout the year ended 31 December 2001 and to date the Group has operated a system of internal control, which includes an ongoing risk management process for identifying, evaluating and managing the significant risks faced by the Group. In addition during the year the Board has continued to build upon the process by developing measures further to embed the system of internal control throughout the Group.

Changes in financial regulation continue within the industry, and the Group's risk and control mechanisms are designed to operate to ensure that the Group responds appropriately both to actual and proposed changes. During the coming year the Group will be strengthening and embedding further its systems of internal control to accommodate the proposals within the Basel II Capital Accord.

The Group's management operate a risk management process producing a Group-wide risk profile that identifies the Group's significant risks, the probability of those risks occurring and their impact should they occur, and has the prime responsibility for the design and operation of suitable controls and mitigating actions. This is complemented by a formalised reporting and escalation process for control issues. Internal audit has a key role in maintaining the control environment by providing independent assurance on the effectiveness of the Group's internal control systems. The Group Risk Management Committee (GRMC) oversees the risk management process, considers the Group-wide risk profile on a monthly basis and receives monitoring reports to update them on progress. Further information on risk management and control is set out on page 19.

The Board reviews the effectiveness of the system of internal control. The system has been in place throughout 2001 and up to the date of approval of the Annual Report & Accounts. It accords with the Turnbull Committee guidance.

In reviewing the effectiveness of the system of internal control the Board takes into account the work of the Audit, Risk & Compliance Committee (ARCC). The ARCC receives reports from the GRMC on the Group's significant risks and how these are being managed with any significant risk issues referred to the Board for consideration. It also considers reports from internal audit, external audit, compliance and management on the system of internal control, adherence to regulatory requirements, any material control weaknesses, and actions taken to address problem areas identified. The Chairman of the ARCC reports on the outcome of each meeting to the Board, and the Board also receives minutes of each ARCC meeting.

Going concern

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Remuneration Committee Report

The following is a report by the Remuneration Committee which has been approved by the Board for submission to shareholders.

Composition and terms of reference

The Remuneration Committee is chaired by Mark Smith. The other members are Lindsay Mackinlay, Trevor Lewis and George Cox. The Remuneration Committee's composition and terms of reference are in line with the Combined Code ("Code") appended to the Listing Rules of the UK Listing Authority. The Company complies fully with section 1B of the Code's provisions on Directors' remuneration and Schedule B to the Code in respect of the content of the Remuneration Report.

The Remuneration Committee is accountable to the Board for reviewing the remuneration arrangements for the executive Directors and a select number of senior executives. It also reviews the overall remuneration philosophy as it applies to other employees and is accountable for all remuneration arrangements that involve the use of Bradford & Bingley shares.

The Committee's remit for executive Director and for senior executive pay is to seek to ensure that the remuneration packages:

- are competitive in the Group's chosen comparative labour market;
- motivate individuals to achieve stretching but realistic business and individual performance targets;
- fully reward superior performance;
- retain the appropriate balance between fixed and variable pay, between short-term and longer-term incentives; and
- provide competitive benefits.

Details of individual Directors' remuneration are to be found on page 31. The Group's main policies and practices on each of the major elements of the remuneration package are as follows:

Basic salary

The Committee believes that the executive Directors' basic salary should be matched to the median salary of similar positions within a selected comparator group of companies. Data and advice is provided by external remuneration consultants. Salaries are reviewed annually in April, or at other times if there is a significant change in a particular Director's responsibilities.

Short-term incentives

The 2001 short-term incentive plan was designed to reward executive Directors and other senior executives for the achievement of pre-determined key objectives related to the delivery of the business plan and personal goals. The target bonus is 30% of basic salary, with a maximum bonus of 60% paid only for the achievement of outstanding business performance. The major objectives for the executive Directors in 2001 were profit, cost and customer and employee satisfaction as well as personal goals. Payments do not count towards pensionable salary. The Company intends to operate a similar plan for 2002 with increased target and maximum bonuses.

Long-term incentives

The Committee considers it important that executive Directors' remuneration should include a significant element which is performance based, designed to develop an alignment between the interests of the Company's shareholders and its senior management and to encourage staff retention.

The Company presently has two long-term incentive schemes under which awards may be made to executive Directors:

- the 2000 Performance Share Plan
- the 2000 Share Option Scheme

These plans are described in detail below.

2000 Performance Share Plan

The 2000 Performance Share Plan ("PSP") was approved on 22 August 2000. The PSP measures the Company's Total Shareholder Return (TSR) over 3 years against a group of 16 comparator companies. Awards under the PSP will be in the Company's shares. No shares will be released under the PSP if the Company's TSR is below the median TSR of the comparator group. For median performance, 30% of the award will vest and the total award will vest for TSR at or above the upper quartile. Awards will be made annually, and a second award under the PSP is expected to be made after the Group's annual results for 2001 are announced. The maximum value of any award made under the PSP is 100% of basic salary (or 80% of basic salary if he or she receives share options in that year). No shares awarded under the PSP may vest before the end of the three-year performance period.

2000 Share Option Scheme

Executive Directors are also eligible to participate in the Bradford & Bingley 2000 Share Option Scheme. Under the terms of the 2000 Share Option Scheme, participants may receive annual grants of options to acquire ordinary shares with a maximum value at the exercise price of 100% of their basic salary at the date of grant. These options will be granted with an exercise price of the market value at the date of grant and may not be exercised for three years, and only then if a pre-determined performance condition has been met. A second grant of options is expected to be made after the Group's annual results for 2001 are announced. The performance condition for this grant will be that the Group's earnings per share growth must have been at least equal to the growth in the Retail Prices Index (RPI) plus 3% per annum over the three years prior to the options becoming exercisable. If the performance condition has not been achieved, the condition may be re-tested on three further annual occasions. If the condition has not been met within this time, then the options lapse. If the performance condition is met then the option term is ten years from the date of grant.

Additionally, executive Directors were eligible to participate in the Bradford & Bingley 2000 Sharesave Scheme, a Save As You Earn option scheme open to all employees.

The 1998 Long Term Incentive Plan ("LTIP") terminated in 2000. Awards made under LTIP in 2000 were non-pensionable and are paid in three instalments, provided participants remain in employment. Participants had the opportunity to receive payments in shares or cash. The second instalment (equivalent to 30% of the original award) became due in December 2001. Details of the amounts awarded to the executive Directors in 2000 are shown on page 32.

A Restricted Share Plan, which is not available to executive Directors, has been introduced. This plan is being used to incentivise and retain outstanding performers predominantly in the sales area. Based on annual performance, ordinary shares would be awarded to participants which would vest over the following three years.

Pension

All executive Directors are members of the Company's staff pension scheme. It is a non-contributory scheme with an accrual rate of one sixtieth of final pensionable salary (being basic salary in the last 12 months of service), subject to the Inland Revenue earnings cap. Pensions in payment are increased annually by the lower of 5% or growth in RPI.

On early retirement, subject to the Company's consent, a pension without actuarial reduction is payable at age 57. The pension scheme also provides a lump sum death in service benefit of four times basic salary, subject to the earnings cap, together with spouses' and dependants' pensions. The normal retirement age for executive Directors is 60. Following death in service or in retirement, a spouse's pension, equal to two thirds of the Director's gross pension entitlement becomes payable in addition to any lump sum due.

Under the terms of the pension arrangements applicable to Keith Greenough when the Group acquired his previous employer Mortgage Express, he is entitled to a pension of two thirds final pensionable salary after twenty years of pensionable service. On termination of his contract by the Company he is entitled to receive a pension without actuarial reduction. The pension, when payable, will be increased annually in line with the growth in RPI.

Supplementary arrangements also apply to provide a pension with an accrual rate of one fortieth of final pensionable salary, not limited by the earnings cap, inclusive of the pension from the staff pension scheme, to executive Directors. For service from 1 January 2001, the annual accrual rate is increased to one thirtieth, subject to the benefits for service to age 60, when added to all approved and unapproved benefits from previous employments (including those cashed), not exceeding two thirds of final pensionable salary.

Details of each Director's accrued pension entitlement are shown on page 32.

Service contracts
No Director has a contract that provides a notice period in excess of 12 months in the event of termination. If the Company were to elect to give 12 months notice of termination, the executive Director concerned would be entitled to a termination payment equivalent to the amount of annual salary and benefits received in the 12 months preceding the date of notice, in addition to the amount for the notice period.

The effective dates of the executive Directors' contracts are as follows:

Christopher Rodrigues	3 June 1996
Keith Greenough	13 October 1998
Kevin McGuinness	17 March 1997
Rosemary Thorne	29 November 1999

Non-executive Directors
The remuneration arrangements for the non-executive Directors are determined by the Board following recommendations from a sub-committee of the Board consisting entirely of executive Directors.

This sub-committee takes advice from external remuneration consultants on competitive levels of fees, taking into account the time commitment required, including the time required for Board Committees.

Non-executive Directors receive travelling expenses and other minor reimbursements of costs incurred but do not participate in any incentive arrangements.

Trevor Lewis and Peter Flesher participate in the Company's private medical insurance arrangements. Lindsay Mackinlay and Trevor Lewis, who joined the Board prior to 1991, participate in a special section of the Company's staff pension scheme, which provides a final salary pension, with a participant's contribution of up to 5% of the non-executive Director's fee. Lindsay Mackinlay's pension entitlement accrues at the rate of one sixtieth for each year of pensionable service, whereas Trevor Lewis's entitlement accrues at a rate of one thirtieth. On their retirements they will be entitled to receive pensions based on their basic fees and pensionable service subject to the Inland Revenue earnings cap. In the case of Trevor Lewis, basic fees also include those received as Chairman of Bradford & Bingley Pensions Limited.

Non-executive Directors do not have service contracts.

Directors' interests in shares
The beneficial holdings in shares shown below include the Director's personal holdings and those of their spouses and minor children.

The details of share options and other share awards made to Directors are shown on page 33. Further information regarding employee share option schemes is given in note 29 to the Financial Statements.

There has been no change in the Directors' interests in shares or options granted by the Company between the end of the financial year and one month prior to the notice of the Annual General Meeting. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of Directors' shareholdings and options to subscribe for shares.

Directors' interests in ordinary shares	**As at 31 Dec 2001**	As at 31 Dec 2000
Lindsay Mackinlay	**30,263**	30,263
Trevor Lewis	**6,060**	6,060
Christopher Rodrigues	**8,985**	6,000
Nicholas Cosh	**8,000**	8,000
Diana Courtney	**4,228**	4,228
George Cox	**0**	0
Peter Flesher	**4,728**	4,728
Keith Greenough	**5,735**	2,750
Kevin McGuinness	**7,713**	4,728
Mark Smith	**15,000**	15,000
Rosemary Thorne	**2,985**	0

Steven Crawshaw was appointed as a Director on 2 January 2002. At that date he had interests in 7,463 ordinary shares.

Directors' emoluments for the year ended 31 December 2001

Executive	Salary/fees	Benefits	Short-term performance remuneration	**Total emoluments 2001**	Total emoluments 2000
	£	£	£	£	£
Christopher Rodrigues	400,000	21,114	213,536	**634,650**	518,494
Keith Greenough	195,000	10,732	101,540	**307,272**	260,342
Kevin McGuinness	165,000	10,534	65,324	**240,858**	221,530
Rosemary Thorne	275,000	21,214	149,853	**446,067**	362,641
David Woodcock (retired on 23 April 2001)	270,500	4,487	–	**274,987**	261,693
Total executive emoluments	1,305,500	68,081	530,253	**1,903,834**	1,624,700

Non-executive	Fees	Benefits	**Total emoluments 2001**	Total emoluments 2000
	£	£	£	£
Lindsay Mackinlay	130,000	–	**130,000**	180,000
Trevor Lewis	80,000	417	**80,417**	108,410
Nicholas Cosh	38,000	–	**38,000**	38,500
Diana Courtney	37,500	–	**37,500**	43,500
George Cox	32,000	–	**32,000**	27,961
Peter Flesher	32,500	417	**32,917**	38,240
Mark Smith	42,500	–	**42,500**	68,000
Total non-executive emoluments	392,500	834	**393,334**	504,611

	Salary/fees	Benefits	Short-term performance remuneration	**Total emoluments 2001**	Total emoluments 2000
	£	£	£	£	£
Total Directors' emoluments	1,698,000	68,915	530,253	**2,297,168**	2,129,311

Short-term performance remuneration shown above reflects amounts payable in respect of 2001 performance. Benefits received by Directors consist mainly of the provision of a company car and of health benefits.

Remuneration Committee Report continued

Long-term incentive payments

	2001	2000
	£	£
Executive		
Christopher Rodrigues	–	204,000
Keith Greenough	–	82,500
Kevin McGuinness	–	63,800
Rosemary Thorne	–	37,775
David Woodcock (retired on 23 April 2001)	–	72,300
Total	–	460,375

No long-term incentive payments crystallised in 2001. For details of current long-term incentive schemes please see page 29.

Directors' accrued pension entitlements

	Age as at 31 December 2001	Increase in accrued pension entitlement 2001	Accrued pension entitlement 31 December 2001	Transfer value equivalent of increase 2001	Company's pension contribution 2001
		£000	£000	£000	£000
Executive					
Christopher Rodrigues	52	14	73	230	14
Keith Greenough	51	15	126	200	27
Kevin McGuinness	53	8	102	121	23
Rosemary Thorne	49	10	17	123	13
David Woodcock (retired on 23 April 2001)	62	5	18	84	5
Non-executive					
Lindsay Mackinlay	65	2	18	16	15
Trevor Lewis	65	5	36	78	15

The increase in accrued pension entitlement represents the change in the annual pension to which each Director is entitled as a result of changes in pensionable earnings, excluding inflation, and increases in pensionable service during the year. The transfer value equivalent represents the present capital value of the changes in Directors' accrued pension entitlements. Kevin McGuinness is to retire on 30 June 2002, and intends to retire as a Director of the Company on 28 February 2002, aged 53. In accordance with Company policy he will be entitled to receive full pension from age 57. The transfer value equivalent of providing this enhanced pension is £299,000. This figure is in addition to those amounts shown in the table above. Christopher Rodrigues, the highest paid Director in 2000, had an accrued pension entitlement of £59,000.

Options over ordinary shares and performance shares as at 31 December 2001

	At 31 Dec 2000	Granted/ awarded during year	Exercised	Lapsed	At 31 Dec 2001	Option price / awarded value (p)**	Exercise period	Market price on exercise (p)	Date of exercise	Gains on options exercised (£)
Christopher Rodrigues										
ESOS Not exercisable	0	130,184	0	0	130,184	291.83	Mar 04 – Mar 11			
PSP Not exercisable	0	103,983	0	0	103,983	291.83	Mar 04			
LTIP Exercisable	32,725	0	0	0	57,268	249.35	Dec 00 – Dec 05			
LTIP Not exercisable	49,086	0	0	0	24,543	249.35	Dec 02 – Dec 05			
SAYE Not exercisable	4,843	0	0	0	4,843	200.00	Mar 04 – Aug 04			
Steven Crawshaw (appointed on 2 January 2002)										
ESOS Not exercisable	–	–	0	0	48,863*	291.83	Mar 04 – Mar 11			
PSP Not exercisable	–	–	0	0	39,029*	291.83	Mar 04			
LTIP Exercisable	–	–	0	0	6,753*	249.35	Dec 00 – Dec 05			
LTIP Not exercisable	–	–	0	0	2,894*	249.35	Dec 02 – Dec 05			
SAYE Not exercisable	–	–	0	0	8,437*	200.00	Mar 06 – Aug 06			
Keith Greenough										
ESOS Not exercisable	0	63,162	0	0	63,162	291.83	Mar 04 – Mar 11			
PSP Not exercisable	0	50,450	0	0	50,450	291.83	Mar 04			
LTIP Exercisable	13,234	0	0	0	23,159	249.35	Dec 00 – Dec 05			
LTIP Not exercisable	19,850	0	0	0	9,925	249.35	Dec 02 – Dec 05			
SAYE Not exercisable	8,437	0	0	0	8,437	200.00	Mar 06 – Aug 06			
Kevin McGuinness										
ESOS Not exercisable	0	54,214	0	0	54,214	291.83	Mar 04 – Mar 11			
PSP Not exercisable	0	43,303	0	0	43,303	291.83	Mar 04			
LTIP Exercisable	10,234	0	0	0	17,909	249.35	Dec 00 – Dec 05			
LTIP Not exercisable	15,350	0	0	0	7,675	249.35	Dec 02 – Dec 05			
SAYE Not exercisable	4,843	0	0	0	4,843	200.00	Mar 04 – Aug 04			
Rosemary Thorne										
ESOS Not exercisable	0	90,357	0	0	90,357	291.83	Mar 04 – Mar 11			
PSP Not exercisable	0	72,172	0	0	72,172	291.83	Mar 04			
LTIP Exercisable	6,059	0	0	0	10,603	249.35	Dec 00 – Dec 05			
LTIP Not exercisable	9,088	0	0	0	4,544	249.35	Dec 02 – Dec 05			
SAYE Not exercisable	2,770	0	0	0	2,770	200.00	Mar 04 – Aug 04			
David Woodcock (retired on 23 April 2001)										
LTIP Exercisable	8,698	0	8,698	0	6,523	249.35	Dec 00 – Dec 05	262	21/09/01	1,100
LTIP Not exercisable	13,046	0	0	0	6,523	249.35	Dec 02 – Dec 05			
SAYE	4,843	0	1,000	3,843	0	200.00	Mar 04 – Aug 04	297	31/10/01	970

Notes

ESOS – Executive Share Option Scheme – share option exercises are subject to the achievement of performance criteria linked to the Company's earnings per share.

PSP – Performance Share Plan – share awards are subject to the achievement of performance criteria which measure the Company against a peer group of companies.

LTIP – 1998 Long Term Incentive Plan – participants in the LTIP were entitled to choose cash or shares. Technically options under the 1998 LTIP are exercisable at nil cost. However, in order to receive these options participants sacrificed cash bonus entitlements equivalent to 249.35p per share under option.

SAYE – 2000 Sharesave Scheme – a grant for this scheme was made on 2 January 2001.

Mr Woodcock retired as a Director on 23 April 2001. Mr McGuinness will retire from the Board on 28 February 2002.

Gains on options exercised have been calculated using the difference between the share option price and the market price on the date of the exercise. Where the shares have been retained by the individual, rather than sold, the gain shown is a notional gain at the date of exercise.

*As at date of appointment on 2 January 2002.

On 31 December 2001 the closing market price of ordinary shares in Bradford & Bingley plc was 285p and the range during the year to 31 December 2001 was 262p to 338p.

**Awarded value - the value of each share conditionally allocated under the Performance Share Plan.

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the statement of the Auditor's responsibilities on page 35, is made by the Directors to explain their responsibilities.

The Directors are required by the Companies Act 1985 to prepare Financial Statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to prepare the Financial Statements on the going concern basis unless it is not appropriate.

The Directors consider that, in preparing the Financial Statements on pages 36 to 71, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider applicable have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the Financial Statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group to prevent and detect fraud and other irregularities.

Lindsay Mackinlay
Chairman
19 February 2002

Independent Auditor's Report to the shareholders of Bradford & Bingley plc

We have audited the Financial Statements on pages 36 to 71.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report & Accounts. As described on page 34, this includes responsibility for preparing the Financial Statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the Financial Statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 27 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report & Accounts, including the corporate governance statement, and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

Opinion

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Leeds
19 February 2002

Consolidated Profit and Loss Account

for the year ended 31 December 2001

	Notes	2001 £m	2000 £m
Interest receivable:			
Interest receivable and similar income arising from debt securities		**231.1**	259.3
Other interest receivable and similar income		**1,305.3**	1,416.4
Interest payable		**(1,093.6)**	(1,249.9)
Net interest income		**442.8**	425.8
Fees and commissions receivable		**272.6**	254.7
Fees and commissions payable		**(11.7)**	(8.8)
Other operating income		**9.8**	23.8
Operating income		**713.5**	695.5
Administrative expenses:			
On-going	2	**(417.8)**	(411.1)
Exceptional	3	**(18.7)**	(77.7)
		(436.5)	(488.8)
Depreciation and amortisation	18/19	**(33.8)**	(31.9)
Provisions for bad and doubtful debts	14	**(6.1)**	(7.0)
Provision for pension review		**–**	(13.3)
Operating profit		**237.1**	154.5
Share of operating loss and amortisation of goodwill in joint ventures	16	**(2.7)**	(0.8)
Profit on disposal of subsidiary	5	**–**	5.0
Profit on ordinary activities before tax		**234.4**	158.7
Tax on profit on ordinary activities	7	**(71.3)**	(81.9)
Profit attributable to shareholders		**163.1**	76.8
Dividends	9	**(88.3)**	(24.4)
Profit retained for the financial year	30	**74.8**	52.4
Underlying basic earnings per share	10	**26.0p**	22.0p
Basic earnings per share	10	**24.1p**	11.3p
Diluted earnings per share	10	**24.0p**	11.3p

There were no material gains or losses in either year other than the profit shown above.

The notes on pages 40 to 71 form part of these Financial Statements.

Consolidated Balance Sheet

at 31 December 2001

	Notes	2001 £m	2000 £m
Assets			
Cash and balances at central banks		**39.9**	44.8
Treasury bills and other eligible bills	11	**38.5**	243.8
Loans and advances to banks	12	**1,635.2**	1,688.5
Loans and advances to customers	13	**17,354.5**	18,134.7
Loans and advances to customers subject to non-recourse funding	13	**1,382.7**	1,559.6
Less non-recourse funding	13	**(1,356.4)**	(1,514.4)
		26.3	45.2
Debt securities	15	**4,037.6**	3,923.7
Investments in joint ventures:	16		
Share of gross assets		**8.2**	5.0
Share of gross liabilities		**(10.1)**	(3.4)
		(1.9)	1.6
Loan to joint venture		**9.5**	2.6
		7.6	4.2
Intangible fixed assets	18	**119.4**	128.8
Tangible fixed assets	19	**150.4**	156.7
Own shares		**11.3**	9.9
Other assets	20	**54.8**	63.7
Prepayments and accrued income	21	**119.8**	198.2
Total assets		**23,595.3**	24,642.2
Liabilities			
Deposits by banks	22	**435.4**	482.3
Customer accounts	23	**16,104.5**	17,584.0
Debt securities in issue	24	**4,761.8**	4,348.3
Other liabilities	25	**296.0**	281.4
Accruals and deferred income	26	**101.4**	105.5
Provisions for liabilities and charges	27	**40.9**	60.2
Subordinated liabilities	28	**580.0**	580.0
Equity shareholders' funds:			
Called up share capital	29	**170.5**	170.5
Share premium account	30	**3.9**	3.9
Profit and loss account	30	**1,100.9**	1,026.1
		1,275.3	1,200.5
Total liabilities		**23,595.3**	24,642.2
Memorandum items: Commitments	32	**1,268.3**	795.5

The notes on pages 40 to 71 form part of these Financial Statements.
Approved by the Board of Directors on 19 February 2002 and signed on its behalf by:

Lindsay Mackinlay	Chairman
Christopher Rodrigues	Group Chief Executive
Rosemary Thorne	Group Finance Director

Company Balance Sheet

at 31 December 2001

	Notes	2001 £m	2000 £m
Assets			
Cash and balances at central banks		**39.9**	44.7
Treasury bills and other eligible bills	11	**38.5**	243.8
Loans and advances to banks	12	**1,391.6**	1,456.0
Loans and advances to customers	13	**17,752.2**	18,525.6
Debt securities	15	**3,760.8**	3,666.7
Shares in Group undertakings	17	**601.0**	557.6
Tangible fixed assets	19	**137.1**	122.3
Own shares		**11.3**	9.9
Other assets	20	**39.2**	32.9
Prepayments and accrued income	21	**105.5**	193.7
Total assets		**23,877.1**	24,853.2
Liabilities			
Deposits by banks	22	**324.6**	368.4
Customer accounts	23	**16,600.6**	18,072.2
Debt securities in issue	24	**4,748.0**	4,333.3
Other liabilities	25	**286.7**	239.4
Accruals and deferred income	26	**86.1**	92.5
Provisions for liabilities and charges	27	**38.8**	51.2
Subordinated liabilities	28	**580.0**	580.0
Equity shareholders' funds:			
Called up share capital	29	**170.5**	170.5
Share premium account	30	**3.9**	3.9
Profit and loss account	30	**1,037.9**	941.8
		1,212.3	1,116.2
Total liabilities		**23,877.1**	24,853.2
Memorandum items: Commitments	32	**542.4**	379.9

The notes on pages 40 to 71 form part of these Financial Statements.

Approved by the Board of Directors on 19 February 2002 and signed on its behalf by:

Lindsay Mackinlay	Chairman
Christopher Rodrigues	Group Chief Executive
Rosemary Thorne	Group Finance Director

Reconciliation of Movement in Shareholders' Funds

for the year ended 31 December 2001

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Profit attributable to shareholders	**163.1**	76.8	**184.4**	116.1
Dividends	**(88.3)**	(24.4)	**(88.3)**	(24.4)
	74.8	52.4	**96.1**	91.7
Issue of free shares to employees	**–**	4.3	**–**	4.3
Net addition to shareholders' funds	**74.8**	56.7	**96.1**	96.0
Opening shareholders' funds	**1,200.5**	1,143.8	**1,116.2**	1,020.2
Closing shareholders' funds	**1,275.3**	1,200.5	**1,212.3**	1,116.2

No note of historical cost profits and losses has been presented as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

Consolidated Cash Flow Statement

for the year ended 31 December 2001

	2001	2000
	£m	£m
Net cash inflow/(outflow) from operating activities	**156.8**	(460.1)
Returns on investment and servicing of finance		
Interest paid on subordinated liabilities	**(49.1)**	(45.2)
Taxation	**(69.8)**	(44.1)
Capital expenditure and financial investment		
Purchase of investment securities	**(6,888.7)**	(6,131.0)
Sale and maturity of investment securities	**6,955.9**	6,644.8
Purchase of tangible fixed assets	**(22.6)**	(22.7)
Sale of tangible fixed assets	**4.4**	14.4
Purchase of own shares	**(2.8)**	(9.9)
Disposal of own shares	**1.4**	–
Net cash inflow from capital expenditure and financial investment	**47.6**	495.6
Acquisitions and disposals		
Net cash outflow from the purchase of John Charcol Holdings Ltd	**–**	(97.1)
Net cash outflow from the investment in joint ventures	**(7.0)**	(2.4)
Net cash inflow from the disposal of Bradford & Bingley Relocation Services Ltd	**–**	7.4
Net cash inflow from the disposal of joint venture	**0.9**	–
Net cash outflow from acquisitions and disposals	**(6.1)**	(92.1)
Equity dividends paid	**(53.8)**	–
Financing		
Net proceeds from the issue of subordinated liabilities	**–**	125.0
Repayment of subordinated liabilities	**–**	(5.0)
Increase/(decrease) in cash	**25.6**	(25.9)

See note 35 for reconciliations of cash balances and operating profit to net cash inflow from operating activities.

1. Principal accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group and Company accounts.

(a) Basis of preparation

The accounts have been prepared in accordance with applicable Accounting Standards and under the historical cost accounting rules with the exception of the use of the true and fair override in note 1(b). In addition the accounts have been prepared in accordance with the special provisions of the Companies Act 1985 applicable to banking companies and banking groups and in accordance with the Statements of Recommended Accounting Practice issued by the British Bankers' Association.

Three new accounting standards have become partly effective during the year. Financial Reporting Standard 18 *Accounting Policies* has been adopted by the Group. Financial Reporting Standard 17 *Retirement Benefits* has been adopted by the Group in respect of its transitional disclosures. Financial Reporting Standard 19 *Deferred Tax* has been partially adopted. None of these new accounting standards has any significant impact on the results or net assets of the Group or Company.

(b) Basis of consolidation

The Group accounts consolidate the accounts of the Company and its subsidiary undertakings, and other companies which are considered by the Directors to be quasi-subsidiaries as defined in Financial Reporting Standard No. 5 *Reporting the Substance of Transactions* all of which have co-terminous accounting periods. In addition the accounts comprise the appropriate share of profits and losses of its associates and joint ventures. Where subsidiaries have been acquired during a period, their results have been consolidated in the financial statements from the date of acquisition.

On 4 December 2000, the whole of the undertakings of Bradford & Bingley Building Society were transferred to Bradford & Bingley plc, pursuant to Section 97 of the Building Societies Act 1986.

The transfer of the Society was accounted for in accordance with the principles of merger accounting as set out in Financial Reporting Standard No.6 *Acquisitions and Mergers* and Schedule 4A to the Companies Act 1985. By adopting this accounting treatment, the consolidated accounts of the Bradford & Bingley Group for the year ended 31 December 2000 are presented so as to show the results of both entities as though the transfer had occurred prior to 1 January 2000.

Financial Reporting Standard No.6 and the Companies Act set out certain conditions to be met in order that merger accounting can be adopted. Not all of these conditions were met by the transfer of the Society's business to Bradford & Bingley plc. However, the Directors believe that it is appropriate to apply merger accounting since, had acquisition accounting been applied, only post conversion results would have been reported and there would have been adjustments to fair values. The Directors do not believe this would have given a true and fair view of the results and state of affairs of the Group. It was not practicable to quantify the effect of this departure.

(c) Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings and joint ventures represents the difference between the fair value of the consideration and the aggregate of the fair values of the separate net assets acquired. Purchased goodwill is included within intangible fixed assets or investments in joint ventures and is amortised over a period appropriate to each acquisition.

Any unamortised goodwill on disposal of a subsidiary undertaking or joint venture is charged against the sale proceeds.

(d) Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred taxation under the liability method only to the extent that it is probable that an actual liability will crystallise.

(e) Fixed assets and depreciation

The cost of additions and major alterations to land and buildings, equipment, fixtures and motor vehicles is capitalised.

Depreciation is provided so as to write off the cost, less the estimated residual value, of tangible fixed assets over their useful economic lives.

Depreciation is provided as follows:

- freehold and long leasehold buildings at 2% per annum on a straight line basis;
- short leasehold properties are amortised over the remainder of the lease up to 50 years;
- fixtures and fittings at 20% per annum on a straight line basis;
- motor vehicles at 25% per annum on a reducing balance basis;
- computer equipment at rates ranging from 20% to 33% per annum on a straight line basis;
- internet development costs for transactional based websites at 50% per annum on a straight line basis; and
- other equipment and major alterations to buildings at 10% per annum on a straight line basis.

Any permanent impairment in the value of freehold and long leasehold land and buildings is dealt with through the Profit and Loss Account as it arises.

(f) Leasing

Rentals under operating leases are charged to administrative expenses in the year in which the expenditure is incurred.

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the Profit and Loss Account are based on a constant periodic rate as applied to the outstanding liabilities.

(g) Debt securities

Debt securities intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost as adjusted for the amortisation of any premiums or discounts arising on acquisition, which are amortised over the period to redemption on a straight line basis. Any such amortisation is included in interest receivable. Provision is made for any impairment in value.

(h) Pension and post retirement benefits
The Group charges pension and other post retirement costs against profits using an actuarial method and assumptions designed to provide for the anticipated costs over the remaining service lives of the employees in the scheme. This method ensures that the regular costs represent a relatively equal proportion of the current and expected future pensionable payroll in the light of current actuarial assumptions.

Variations from regular cost are spread over the remaining service lives of current employees in the scheme.

(i) Provisions for bad and doubtful debts
Specific provision for losses on loans and advances to customers is made throughout the year and at the year-end on a case by case basis. The specific provision for properties in possession is based on the contracted/agreed sale price or sale valuation with adjustments for expenses of sale and income from insurance policies.

A general provision for losses is made for the level of security shortfall in arrears cases below 2.5% of the outstanding balance. Loans and advances are written off where there is no realistic prospect of recovery.

Interest charged to mortgage accounts which are in arrears or in possession and which is expected to be irrecoverable is suspended from other interest receivable and similar income in the year.

(j) Debt and capital instrument issue costs
These are amortised over the relevant period to the intruments maturity in equal instalments and included in interest payable. The unamortised amounts are deducted from the relevant liability.

In the event of early repayment the unamortised issue cost is charged to interest payable.

(k) Interests in joint ventures
Joint ventures are undertakings in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers under a contractual agreement. The Group's share of profits less losses from joint ventures is included in the Profit and Loss Account using the gross equity method. The holding value of joint ventures in the Consolidated Balance Sheet is calculated by reference to the Group's share of the gross assets, including Group loans to the joint venture and any related unamortised goodwill, less its share of the gross liabilities, as shown by the most recent accounts available.

(l) Foreign currencies
Assets and liabilities denominated in foreign currency that have been hedged by means of matching foreign currency contracts have been translated at the exchange rate inherent in those contracts. Where assets and liabilities denominated in foreign currency have not been hedged they have been translated at the rate of exchange at the balance sheet date. Any gains or losses are included in interest receivable or payable depending on the underlying instrument being an asset or liability.

(m) Mortgage indemnity insurance
The Company charges a fee for high loan to value advances, and has established a wholly owned subsidiary as a captive insurance company, for the purposes of insuring part of the risk upon secured lending. The general business fund of the captive insurance company is deducted from loans and advances to customers on the Consolidated Balance Sheet. This is released to other interest receivable and similar income over the life of the mortgage.

(n) Incentives to customers
Cashbacks, interest discounts and other incentives to customers are amortised against interest receivable and similar income or interest payable over a 12 month period commencing from the date of completion. Unamortised cashbacks and other incentives are held within prepayments and accrued income. The provision for interest discounts is shown within other liabilities.

(o) Acquisition of mortgage portfolios
Premiums paid on the acquisition of mortgage portfolios are held within other assets and amortised over the estimated economic life of the underlying asset. The resulting charge is included within administrative expenses.

(p) Loans and advances to customers subject to non-recourse funding
Loans and advances to customers subject to non-recourse funding are included in the Consolidated Balance Sheet using the linked presentation method. Such balances are stated at book value. The profit on ordinary activities before taxation is included within other operating income in the Consolidated Profit and Loss Account.

The same provisioning policies as stated in note (i) above apply.

(q) Off-balance sheet financial instruments
Off-balance sheet financial instruments are entered into by the Group for hedging purposes to reduce the risks arising on transactions entered into in the normal course of business.

The off-balance sheet financial instruments entered into for hedging purposes are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged.

Where off-balance sheet instruments are terminated prior to the underlying hedged transaction terminating, any profits or losses realised upon early termination are deferred and matched against the income or expenditure arising from the underlying hedged transaction. If the underlying instrument is sold, extinguished or terminated, the remaining unamortised gains or losses on the hedge are recognised in the Profit and Loss Account immediately.

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts.

	Group 2001	Group 2000
	£m	£m
2. On-going administrative expenses		
Staff costs (see note 4)	**209.4**	199.0
Property rentals	**16.3**	17.3
Hire of equipment	**0.8**	1.5
Remuneration of auditors and associates:		
For audit work	**0.6**	0.8
For non-audit work	**1.2**	3.0
Other expenses	**189.5**	189.5
	417.8	411.1

Non-audit work undertaken for the Company during the year 2000 excludes £2.7m of professional services relating to the cost of the conversion process, included in note 3 below.

	Group 2001	Group 2000
3. Exceptional administrative expenses		
Re-organisation costs	**18.7**	7.8
Conversion costs	**–**	69.9
	18.7	77.7

The exceptional re-organisation costs principally comprise staff and branch related closure costs arising from a review of under-performing branches and a rationalisation of administrative support functions.

	Full time		Part time		Full time equivalent	
	2001	2000	**2001**	2000	**2001**	2000
4. Staff costs and number						
The average number of persons employed by the Group during the year was as follows:	**6,092**	6,747	**2,152**	2,177	**7,116**	7,783

The full time equivalent is based on the average hours worked by employees in the year.

	Group 2001	Group 2000
	£m	£m
The aggregate costs of these persons were as follows:		
Wages and salaries	**181.4**	172.2
Social security costs	**16.2**	15.7
Other pension costs	**11.8**	11.1
	209.4	199.0

5. Profit on disposal of subsidiary

There were no disposals of subsidiaries during 2001. In September 2000 Bradford & Bingley Relocation Services Ltd was sold for a consideration of £8.0m. This produced a profit before tax of £5.0m (post tax:£5.0m) after charging unamortised goodwill of £2.4m. The amounts included in the Consolidated Profit and Loss Account up to the date of disposal in respect of this business were as follows:

	2001	2000
	£m	£m
Operating income	–	5.5
Operating expenses	–	6.1
Operating (loss)	–	(0.6)

6. Directors' remuneration

Full details of the Directors' remuneration are set out in the Remuneration Committee Report on pages 29 to 33, including details of the Directors' share interests in Bradford & Bingley plc, long term incentive schemes and pension entitlements.

In addition, payments to former Directors and dependants of former Directors amounted to £0.1m in 2001 (2000:£0.1m).

	Group	
	2001	2000
	£m	£m
7. Tax on profit on ordinary activities		
UK corporation taxation at 30% (2000: 30%)	**71.2**	78.8
Double taxation relief	**(1.3)**	(1.5)
	69.9	77.3
Overseas taxation	**2.4**	3.2
Deferred taxation at 30% (2000: 30%)	**(1.0)**	1.4
	71.3	81.9
Prior year corporation taxation	**2.1**	–
Prior year deferred taxation	**(2.1)**	–
	71.3	81.9

There are no amounts of overseas taxation included within deferred taxation or prior year adjustments.

8. Profit on ordinary activities after tax

The profit after tax of the Company attributable to the shareholders is £184.4m (2000:£116.1m). As permitted by section 230 of the Companies Act 1985, the Company's Profit and Loss Account has not been presented in these Financial Statements.

	Company 2001	Company 2000	Company 2001	Company 2000
	Pence per share	Pence per share	**£m**	£m
9. Dividends				
Interim dividend paid	**4.3**	–	**29.4**	–
Final dividend proposed	**8.7**	3.6	**58.9**	24.4
	13.0	3.6	**88.3**	24.4

Further details of the final dividend proposed are given within the Financial Review on page 15.

10. Earnings per share

For the year 2000, the weighted average number of ordinary shares used in calculating the basic, underlying and diluted earnings per share was calculated as if the share issue on 4 December 2000 had taken place on 1 January 2000.

	2001	2000
	Shares (millions)	Shares (millions)
Weighted average number of ordinary shares in issue	**677.5**	677.7
Dilutive effect of ordinary shares issuable under Company share schemes	**2.6**	0.2
Diluted ordinary shares	**680.1**	677.9

Shares acquired by employee share trusts which are held on the Consolidated Balance Sheet have been excluded from the calculation of earnings per share, as under Financial Reporting Standard No. 14, they are treated as if they are cancelled until such time as they vest unconditionally in the employee.

The earnings, net of corporation tax, used in calculating the basic, underlying and diluted earnings per share were as follows:

	2001	2000
	£m	£m
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	**163.1**	76.8
Add: re-organisation costs	**13.1**	7.1
Add: conversion costs	–	69.9
Less: profit on disposal of subsidiary	–	(5.0)
Underlying earnings	**176.2**	148.8

The underlying basic earnings per share figure is reported because, in the opinion of the Directors, its inclusion is necessary to enable shareholders to assess the Group's underlying performance.

	Group 2001 Book value	Group 2000 Book value	Company 2001 Book value	Company 2000 Book value
	£m	£m	**£m**	£m
11. Treasury bills and other eligible bills				
Investment securities:				
Treasury bills and similar securities	**–**	24.8	**–**	24.8
Other eligible bills	**38.5**	219.0	**38.5**	219.0
	38.5	243.8	**38.5**	243.8

	Group 2001 Market value	Group 2000 Market value	Company 2001 Market value	Company 2000 Market value
	£m	£m	**£m**	£m
Investment securities:				
Treasury bills and similar securities	**–**	25.0	**–**	25.0
Other eligible bills	**38.5**	220.3	**38.5**	220.3
	38.5	245.3	**38.5**	245.3

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	Group Book value	Company Book value
	£m	**£m**
At 1 January 2001	**243.8**	**243.8**
Additions	**1,077.0**	**1,077.0**
Disposals and maturities	**(1,291.4)**	**(1,291.4)**
Amortisation of discounts	**9.1**	**9.1**
At 31 December 2001	**38.5**	**38.5**

Included in the above balances are unamortised discounts on investment securities of £0.2m for Group and Company (2000:£1.3m)

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	**£m**	£m
12. Loans and advances to banks				
Other loans and advances repayable:				
On demand	**132.2**	71.4	**95.8**	40.9
In not more than three months	**1,503.0**	1,608.1	**1,295.8**	1,406.1
In more than three months but not more than one year	**–**	9.0	**–**	9.0
	1,635.2	1,688.5	**1,391.6**	1,456.0
Included above are the following amounts which relate to items in the course of collection from other banks	**33.7**	2.4	**33.7**	2.1

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
13. Loans and advances to customers				
Advances secured on residential properties	**17,075.4**	18,182.1	**12,313.4**	14,568.2
Other secured advances	**1,545.9**	1,464.3	**1,545.9**	1,464.3
Unsecured loans	**115.9**	47.9	**42.5**	3.5
Amounts due from subsidiary undertakings	**–**	–	**3,840.9**	2,487.0
Amounts due from joint ventures	**–**	–	**9.5**	2.6
Non-recourse funding	**(1,356.4)**	(1,514.4)	**–**	–
	17,380.8	18,179.9	**17,752.2**	18,525.6
Repayable:				
On demand and at short notice	**33.6**	39.3	**3,883.7**	2,491.1
In not more than three months	**105.7**	112.0	**94.0**	102.6
In more than three months but not more than one year	**372.0**	353.1	**332.1**	317.5
In more than one year but not more than five years	**1,567.2**	1,451.3	**1,355.1**	1,253.7
In more than five years	**16,691.9**	17,767.1	**12,097.7**	14,370.4
	18,770.4	19,722.8	**17,762.6**	18,535.3
Less:				
Non-recourse funding	**(1,356.4)**	(1,514.4)	**–**	–
General and specific bad debt provisions (see note 14)	**(33.2)**	(28.5)	**(10.4)**	(9.7)
	17,380.8	18,179.9	**17,752.2**	18,525.6

It should be noted that this may not reflect actual experience of repayments since many mortgage loans are repaid early.

Non-performing loans and advances to customers

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Loans and advances before provisions	**112.4**	92.5	**29.6**	29.2
Loans and advances after provisions	**102.2**	83.1	**26.8**	26.9

	Advances secured on residential property	Other secured advances	Unsecured loans	Total
	£m	£m	£m	£m
14. Provisions for bad and doubtful debts				
Provisions against loans and advances to customers have been made as follows:				
Group				
At 1 January 2001:				
General provision	9.5	–	0.1	9.6
Specific provision	17.8	0.8	0.3	18.9
	27.3	0.8	0.4	28.5
Amounts (written off)/written back during the year	(1.4)	0.1	(0.1)	(1.4)
Profit and Loss Account:				
Increase in provisions	8.9	1.2	0.2	10.3
Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year	(4.1)	(0.1)	–	(4.2)
	4.8	1.1	0.2	6.1
At 31 December 2001:				
General provision	15.3	1.0	0.3	16.6
Specific provision	15.4	1.0	0.2	16.6
	30.7	2.0	0.5	33.2
Company				
At 1 January 2001:				
General provision	3.1	–	–	3.1
Specific provision	5.8	0.8	–	6.6
	8.9	0.8	–	9.7
Amounts (written off)/written back during the year	(1.1)	0.1	–	(1.0)
Profit and Loss Account:				
Increase in provisions	4.4	1.2	–	5.6
Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year	(3.8)	(0.1)	–	(3.9)
	0.6	1.1	–	1.7
At 31 December 2001:				
General provision	3.1	1.0	–	4.1
Specific provision	5.3	1.0	–	6.3
	8.4	2.0	–	10.4

	Group 2001 Book value	Group 2000 Book value	Company 2001 Book value	Company 2000 Book value
	£m	£m	£m	£m
15. Debt securities				
Investment securities issued by public bodies:				
Government securities	**185.6**	39.2	**140.4**	5.1
Other public sector securities	**164.5**	165.1	**164.5**	165.1
Investment securities issued by other issuers:				
Bank and building society certificates of deposit	**1,077.3**	912.2	**798.7**	639.3
Other debt securities	**2,610.2**	2,807.2	**2,657.2**	2,857.2
	4,037.6	3,923.7	**3,760.8**	3,666.7
Debt securities have remaining maturities as follows:				
Due within one year	**1,919.3**	1,284.1	**1,643.1**	1,006.9
Due one year and over	**2,118.3**	2,639.6	**2,117.7**	2,659.8
	4,037.6	3,923.7	**3,760.8**	3,666.7
Analysis of debt securities by listing status:				
Listed	**2,801.0**	2,846.4	**2,761.4**	2,862.3
Unlisted	**1,236.6**	1,077.3	**999.4**	804.4
	4,037.6	3,923.7	**3,760.8**	3,666.7

	Group 2001 Market value	Group 2000 Market value	Company 2001 Market value	Company 2000 Market value
	£m	£m	£m	£m
Investment securities issued by public bodies:				
Government securities	**183.4**	40.1	**139.3**	5.1
Other public sector securities	**177.3**	186.8	**177.3**	186.8
Investment securities issued by other issuers:				
Bank and building society certificates of deposits	**1,077.8**	912.9	**799.2**	640.0
Other debt securities	**2,590.9**	2,787.3	**2,638.0**	2,837.3
	4,029.4	3,927.1	**3,753.8**	3,669.2
Market value of listed securities	**2,779.6**	2,827.4	**2,741.1**	2,842.4
Market value of unlisted securities	**1,249.8**	1,099.7	**1,012.7**	826.8

	Group	Company
	£m	£m
15. Debt securities – continued		
Movements during the year of transferable debt securities held as financial fixed assets are analysed as follows:		
Cost		
At 1 January 2001	**3,932.8**	**3,675.8**
Additions	**5,768.6**	**4,804.7**
Maturities and disposals	**(5,666.4)**	**(4,722.8)**
Other movements	**26.2**	**26.3**
At 31 December 2001	**4,061.2**	**3,784.0**
Discounts and premiums		
At 1 January 2001	**9.1**	**9.1**
Maturities and disposals	**7.6**	**7.6**
Amortisation of premiums and discounts	**(5.3)**	**(5.7)**
Other movements	**12.2**	**12.2**
At 31 December 2001	**23.6**	**23.2**
Net book value at 31 December 2001	**4,037.6**	**3,760.8**
Net book value at 31 December 2000	3,923.7	3,666.7

All debt securities are intended for use on a continuing basis in the operations of the Group and it is for this reason that they are classified as financial fixed assets.

	Group
	£m
16. Investments in joint ventures	
At 1 January 2001	**5.0**
Additions	**7.0**
Disposals	**(1.0)**
Goodwill charged in the year	**(0.1)**
At 31 December 2001	**10.9**
Share of post-acquisition reserves	
At 1 January 2001	**(0.8)**
Share of loss in the year	**(2.6)**
Disposals	**0.1**
At 31 December 2001	**(3.3)**
Net book value at 31 December 2001	**7.6**
Net book value at 31 December 2000	4.2

In 2000 a £2.6m working capital loan was included within the Balance Sheets under the caption 'loans and advances to customers'. This has now been re-stated within the above note to report the overall investment in the Alltel joint venture.

16. Investments in joint ventures – continued

During the year the Group disposed of its joint venture in F3B Property Company Ltd at net book value.

Details of the joint venture held at 31 December 2001 were:

Joint venture	Nature of business	Group interest in ordinary shares
ALLTEL Mortgage Solutions Ltd	Mortgage administration	25.1%

The joint venture is a private company, registered in England and Wales, and its principal area of operation is the United Kingdom. The Group's investment in ALLTEL Mortgage Solutions Ltd is classified as a joint venture, despite the unequal shareholding, as the shareholder agreement requires both shareholders' consent on major strategic issues.

Included within the Group's share of gross assets of the joint venture is goodwill as follows:

	Group
	£m
Cost	
At 1 January 2001 and at 31 December 2001	**1.4**
Amortisation	
At 1 January 2001	–
Charged in the year	**0.1**
Net book value at 31 December 2001	**1.3**
Net book value at 31 December 2000	1.4

The goodwill relates to the acquisition and set-up costs of 25.1% of the share capital of ALLTEL Mortgage Solutions Ltd on 7 July 2000 and is being amortised over a period of 20 years based upon an assessment made by the Directors. The amortisation charged in the year is included within the caption 'share of operating loss and amortisation of goodwill in joint ventures' in the Consolidated Profit and Loss Account.

	Company
	£m
17. Investments	
(a) Shares in Group undertakings	
At 1 January 2001	**557.6**
Additions	**43.4**
At 31 December 2001	**601.0**

Additional investment in the year relates entirely to capital contributions made to subsidiary undertakings to facilitate a re-organisation of companies within the Group.

The principal subsidiary undertakings of Bradford & Bingley plc at 31 December 2001 held directly or indirectly are listed below:

	Country of registration	Major activity	Class of shares held	Interest
Direct				
Bradford & Bingley Insurance (Isle of Man) Ltd	Isle of Man	Captive insurance company	Ordinary	100%
Bradford & Bingley International Ltd	Isle of Man	Offshore deposit-taking	Ordinary	100%
Bradford & Bingley Investments	England	Holding company	Ordinary	100%
Bradford & Bingley Marketplace Ltd	England	Financial and property services	Ordinary	100%
Bradford & Bingley Treasury Services (Ireland)	England	Treasury activities	Ordinary	100%
Indirect				
Charcol Ltd	England	Financial services	Ordinary	100%
John Charcol Holdings Ltd	England	Holding company	Ordinary	100%
Mortgage Express	England	Residential mortgage lending	Ordinary	100%

17. **Investments – continued**

(a) **Shares in Group undertakings – continued**

The Company's shareholding in Bradford & Bingley Insurance (Isle of Man) Ltd is in partly paid ordinary shares. The Company has a future liability of £7.75m to pay fully for all shares issued to the balance sheet date.

The above principal subsidiary undertakings all operate in the country of registration with the exception of Bradford & Bingley Treasury Services (Ireland) which operates in the Republic of Ireland.

The results of all subsidiary undertakings have been included in these Financial Statements.

(b) **Quasi-subsidiaries**

Advances secured on residential property subject to non-recourse funding

A quasi-subsidiary of the Group, Aire Valley Finance plc, has a portfolio of residential mortgage assets. The portfolio, which is funded by both external bond holders and the Group, is serviceable only from those cash flows generated by the mortgage assets together with £36.0m of subordinated finance from the Group. At 31 December 2001, bonds including accrued interest and the aforementioned subordinated finance, to the value of £49.7m were held by the Group.

On 4 October 2000, a second quasi-subsidiary of the Group, Aire Valley Trustees (No. 2) Ltd, acquired a further portfolio of mortgages from Mortgage Express. The beneficial interest in this portfolio was subsequently transferred to a third quasi-subsidiary of the Group, Aire Valley Finance (No. 2) plc. Aire Valley Finance (No. 2) plc was funded by the issue of £1bn of bonds serviceable only from the cash flows generated by the mortgage portfolio, together with £22.9m of subordinated finance from the Group. At 31 December 2001 the subordinated finance from the Group, including accrued interest, was £23.1m.

Aire Valley Trustees (No. 2) Ltd have entered into interest rate swaps ('swaps') with Bradford & Bingley plc as the swap counterparty to manage the interest rate basis risk payable on the loan notes issued by Aire Valley Finance (No. 2) plc. Mortgage income received by Aire Valley Trustees (No. 2) Ltd from the securitised mortgage portfolio is passed to Bradford & Bingley plc who then pays a floating rate of interest to Aire Valley Trustees (No. 2) Ltd to enable payment of interest on the loan notes. There are two swaps, a fixed rate swap with a capped notional volume of £600m and maximum term of 10 years, and a floating rate swap with a capped notional volume of £650m and a maximum term of 2 years.

The Group is not obliged to support any losses in respect of these mortgages, other than to the extent of their subordinated funding, nor do they intend to do so. This is clearly stated in the agreements with the bond holders.

The controlling interests of Aire Valley Finance plc, Aire Valley Finance (No. 2) plc and Aire Valley Trustees (No. 2) Ltd are held by a discretionary trustee. The Group receives an administration fee for servicing the mortgage portfolios of both Aire Valley Finance plc and Aire Valley Finance (No.2) plc, together with any residual income arising after the claims of the bond holders are met.

The detailed profit and loss accounts and balance sheet linked presentation of the quasi-subsidiaries included in the Group consolidation are:

	Aire Valley Finance plc		Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc	
Profit and loss account	**2001**	2000	**2001**	2000
	£m	£m	**£m**	£m
Interest receivable and similar income	**37.6**	49.1	**65.5**	18.9
Interest payable	**(29.4)**	(40.0)	**(57.7)**	(16.2)
Net interest income	**8.2**	9.1	**7.8**	2.7
Administrative expenses	**(0.6)**	(0.6)	**(1.5)**	(0.4)
Provisions for bad and doubtful debts	**(0.1)**	(0.2)	**(4.6)**	(0.9)
Profit on ordinary activities before taxation	**7.5**	8.3	**1.7**	1.4
Taxation on profit on ordinary activities	**(2.3)**	(2.6)	**0.5**	(0.4)
Dividends	**(5.2)**	(5.7)	**(3.3)**	–
Transfer (from)/to reserves	–	–	**(1.1)**	1.0

17. Investments – continued

(b) Quasi-subsidiaries – continued

Balance sheet linked presentation	Aire Valley Finance plc 2001	Aire Valley Finance plc 2000	Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc 2001	Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc 2000
	£m	£m	£m	£m
Loans and advances to customers subject to non-recourse funding	**439.4**	553.1	**943.3**	1,006.5
Less non-recourse funding	**(413.7)**	(517.3)	**(942.7)**	(997.1)
	25.7	35.8	**0.6**	9.4

	Group
	£m
18. Intangible fixed assets – goodwill	
Cost	
At 1 January 2001 and at 31 December 2001	**144.9**
Amortisation	
At 1 January 2001	**16.1**
Charge for the year	**9.4**
At 31 December 2001	**25.5**
Net book value at 31 December 2001	**119.4**
Net book value at 31 December 2000	128.8

The goodwill arising on the purchase of BBG Estate Agencies Ltd and John Charcol Holdings Ltd is being amortised over a period of 10 and 20 years respectively, based upon an assessment made by the Directors.

	Land and buildings	Equipment, fixtures and vehicles	Total
	£m	£m	£m
19. Tangible fixed assets			
Group			
Cost			
At 1 January 2001	148.1	196.8	344.9
Additions	0.5	22.1	22.6
Disposals	(2.7)	(15.0)	(17.7)
At 31 December 2001	145.9	203.9	349.8
Depreciation			
At 1 January 2001	39.1	149.1	188.2
Charge for the year	3.2	19.9	23.1
Disposals	(1.2)	(10.7)	(11.9)
At 31 December 2001	41.1	158.3	199.4
Net book value at 31 December 2001	104.8	45.6	150.4
Net book value at 31 December 2000	109.0	47.7	156.7

Sale proceeds from asset disposals were £4.5m resulting in a loss on sale of £1.3m charged to depreciation and amortisation.

	Land and buildings	Equipment, fixtures and vehicles	Total
	£m	£m	£m
Company			
Cost			
At 1 January 2001	137.8	127.9	265.7
Transfers from subsidiary companies	3.0	45.5	48.5
Additions	0.4	17.6	18.0
Disposals	(2.6)	(8.1)	(10.7)
At 31 December 2001	138.6	182.9	321.5
Depreciation			
At 1 January 2001	37.8	105.6	143.4
Transfers from subsidiary companies	0.9	33.2	34.1
Charge for the year	2.9	12.1	15.0
Disposals	(1.2)	(6.9)	(8.1)
At 31 December 2001	40.4	144.0	184.4
Net book value at 31 December 2001	98.2	38.9	137.1
Net book value at 31 December 2000	100.0	22.3	122.3

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
19. Tangible fixed assets – continued				
The net book value of land and buildings comprises:				
Freehold	**94.2**	97.2	**89.5**	90.3
Long leasehold (50 or more years unexpired)	**6.9**	7.2	**6.3**	6.6
Short leasehold (less than 50 years unexpired)	**3.7**	4.6	**2.4**	3.1
	104.8	109.0	**98.2**	100.0
Net book value of property occupied for own activities	**88.9**	92.2	**82.3**	83.4

The Group's policy is to value approximately one third of land and buildings each year, although no adjustment is made to the asset values as shown in the Balance Sheets. On the basis of the latest valuation in each case, the total market value at 31 December 2001 was £123.6m compared with a net book value of £104.8m. The Company's principal administration centres at Crossflatts and Bingley are regarded as special purpose buildings, which have a long-term benefit to the Group and are included in the valuation at amounts equivalent to their depreciated historical cost. The Directors do not consider that there has been any significant impairment in the value of these properties in the year.

The value attributed has been arrived at by the Directors on an open market valuation basis. The valuations have been carried out by members of the Royal Institution of Chartered Surveyors.

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
20. Other assets				
Premium on mortgage book	**15.8**	23.8	**–**	–
Deferred taxation	**17.0**	13.9	**11.1**	12.2
Mortgage Insurance Guarantee premiums due to captive insurance company	**–**	–	**11.3**	13.8
Other	**22.0**	26.0	**16.8**	6.9
	54.8	63.7	**39.2**	32.9
Included within the above is:				
Deferred taxation:				
At 1 January	**13.9**	15.3	**12.2**	12.8
Movement during the year	**1.0**	(1.4)	**(0.8)**	(0.6)
Prior year adjustment	**2.1**	–	**–**	–
At 31 December	**17.0**	13.9	**11.4**	12.2
The amounts recognised for deferred taxation represent the future recovery of the 2001 liability to corporation taxation in respect of:				
Shortfall of capital allowances to depreciation	**2.4**	1.7	**2.4**	1.6
General provision for mortgage losses	**6.4**	1.6	**0.8**	–
Other timing differences	**8.2**	10.6	**8.2**	10.6
	17.0	13.9	**11.4**	12.2
The amounts not provided for deferred taxation are:				
Deferred capital gains	**(1.6)**	(1.6)	**(1.6)**	(1.6)

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
21. Prepayments and accrued income				
Due from subsidiary undertakings	–	–	**8.0**	4.2
Derivative financial instruments	**40.3**	131.9	**40.3**	131.9
Mortgage incentives	**1.1**	7.8	**1.1**	7.8
Other	**78.4**	58.5	**56.1**	49.8
	119.8	198.2	**105.5**	193.7
Included within the above is:				
Mortgage incentives:				
At 1 January	**7.8**	5.8	**7.8**	5.8
Expenditure incurred in the year	**4.3**	13.1	**4.3**	13.1
Amounts charged to the Profit and Loss Account	**(11.0)**	(11.1)	**(11.0)**	(11.1)
At 31 December	**1.1**	7.8	**1.1**	7.8

Expenditure incurred in the year is the amount that would have been charged to the Profit and Loss Account for the year if incentives were not being amortised.

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
22. Deposits by banks				
Repayable:				
On demand	**133.1**	88.7	**56.9**	59.4
In not more than three months	**247.6**	254.8	**216.9**	241.2
In more than three months but not more than one year	**4.2**	19.1	**0.3**	17.6
In more than one year but not more than five years	**50.5**	119.7	**50.5**	50.2
	435.4	482.3	**324.6**	368.4
Included above are the following amounts which relate to items in the course of transmission to other banks	**49.2**	66.0	**48.4**	59.4

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
23. Customer accounts				
Amounts due to subsidiary undertakings	–	–	**2,320.8**	2,087.7
Other	**16,104.5**	17,584.0	**14,279.8**	15,984.5
	16,104.5	17,584.0	**16,600.6**	18,072.2
Repayable:				
On demand	**11,552.6**	13,645.9	**13,158.3**	15,114.5
In not more than three months	**2,912.8**	2,773.1	**1,895.5**	1,865.6
In more than three months but not more than one year	**762.6**	504.1	**670.3**	451.3
In more than one year but not more than five years	**876.5**	660.9	**876.5**	640.8
	16,104.5	17,584.0	**16,600.6**	18,072.2

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
24. Debt securities in issue				
Bonds and medium term notes	**3,575.8**	3,165.8	**3,575.8**	3,165.8
Other debt securities in issue	**1,186.0**	1,182.5	**1,172.2**	1,167.5
	4,761.8	4,348.3	**4,748.0**	4,333.3
Bonds and medium term notes repayable:				
In not more than one year	**672.1**	377.9	**672.1**	377.9
In more than one year but not more than two years	**553.4**	670.2	**553.4**	670.2
In more than two years but not more than five years	**1,621.0**	2,112.3	**1,621.0**	2,112.3
In more than five years	**729.3**	5.4	**729.3**	5.4
	3,575.8	3,165.8	**3,575.8**	3,165.8
Other debt securities in issue repayable:				
In not more than three months	**1,125.3**	1,021.4	**1,111.5**	1,021.3
In more than three months but not more than one year	**58.7**	146.2	**58.7**	146.2
In more than one year but not more than two years	**2.0**	14.9	**2.0**	–
	1,186.0	1,182.5	**1,172.2**	1,167.5

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
25. Other liabilities				
Income tax	**38.6**	49.3	**38.5**	49.2
Corporation tax	**99.1**	94.5	**118.3**	75.6
Dividends payable	**58.9**	24.4	**58.9**	24.4
Other creditors	**65.0**	64.5	**39.9**	43.2
Mortgage incentives	**16.9**	30.6	**13.6**	28.9
Provision for pension costs	**17.5**	18.1	**17.5**	18.1
	296.0	281.4	**286.7**	239.4
Included within the above is:				
Mortgage incentives:				
At 1 January	**30.6**	40.2	**28.9**	40.2
Discounts charged in the year	**11.6**	22.8	**6.4**	20.2
Amounts released to the Profit and Loss Account	**(25.3)**	(32.4)	**(21.7)**	(31.5)
At 31 December	**16.9**	30.6	**13.6**	28.9

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
26. Accruals and deferred income				
Accrued interest on subordinated liabilities	**21.8**	21.7	**21.8**	21.7
Derivative financial instruments	**20.0**	10.9	**20.0**	10.4
Conversion costs	**–**	20.8	**–**	20.8
Other	**59.6**	52.1	**44.3**	39.6
	101.4	105.5	**86.1**	92.5

In previous years' accounts, deferred income on the net captive insurance fund has been reported in the above note. The ICAEW Technical Release 20/01, issued in December 2001, requires that this should now be offset against the initial loan balance. Consequently £24.2m included in the above note last year has been re-stated in the Balance Sheets under the caption 'loans and advances to customers'.

	Empty leasehold premises	Exceptional costs	Pensions review	Total
	£m	£m	£m	£m
27. Provisions for liabilities and charges				
Group				
At 1 January 2001	**6.6**	**22.1**	**31.5**	**60.2**
Charged in the year	**4.9**	**4.4**	**–**	**9.3**
Utilised in the year	**(1.7)**	**(12.1)**	**(14.8)**	**(28.6)**
At 31 December 2001	**9.8**	**14.4**	**16.7**	**40.9**
Company				
At 1 January 2001	**1.0**	**19.4**	**30.8**	**51.2**
Transfers from subsidiary companies	**7.9**	**–**	**–**	**7.9**
Charged in the year	**0.9**	**4.3**	**–**	**5.2**
Utilised in the year	**–**	**(11.1)**	**(14.4)**	**(25.5)**
At 31 December 2001	**9.8**	**12.6**	**16.4**	**38.8**

The empty leasehold premises provision relates to properties which are no longer used for trading. The exceptional costs provision at 31 December 2001 relates entirely to re-organisation costs associated with a programme to reduce future operating costs. The pension review provision has been established to cover compensation payable in connection with phases 1 and 2 of the pension review and also a review of free standing additional voluntary contributions.

	Group and Company	
	2001	2000
	£m	£m
28. Subordinated liabilities		
Dated:		
Step-up sterling subordinated notes due 2007	**100.0**	100.0
Sterling subordinated notes due 2010	**125.0**	125.0
Step-up sterling subordinated notes due 2011	**125.0**	125.0
Sterling subordinated notes due 2023	**125.0**	125.0
	475.0	475.0
Undated:		
13% Perpetual Subordinated Bonds (sterling)	**55.0**	55.0
11.625% Perpetual Subordinated Bonds (sterling)	**50.0**	50.0
	580.0	580.0

The step-up sterling subordinated notes due 2007 pay interest at a rate of 8% per annum from 21 May 1997 to 6 June 2002. On 7 June 2002 the Company may redeem these notes at 100% of their principal amount with the prior consent of the Financial Services Authority. Should this option not be exercised, interest to maturity will become payable at a rate per annum calculated by reference to the five year gilt yield as at 7 June 2002 plus a margin of 1.20%. The subordinated notes due 2010 pay interest at a rate of 7.625% per annum from 16 February 2000 to 16 February 2010. The step-up sterling subordinated notes due 2011 pay interest at a rate of 8.375% per annum from 7 November 1996 to 26 December 2006. On 27 December 2006 the Company may redeem these notes at 100% of their principal amount with the prior consent of the Financial Services Authority. Should this option not be exercised, interest to maturity will become payable at a rate calculated by reference to the five year gilt yield as at 27 December 2006 plus a margin of 1.85%. The sterling subordinated notes due 2023 pay interest at a rate of 6.625% per annum from 16 June 1998 to 16 June 2023. Dated subordinated liabilities are all repayable in more than five years. The rights of repayment of the holders of subordinated debt, including Perpetual Subordinated Bonds, are subordinated to the claims of all depositors and creditors as regards the principal and interest thereon. Interest on both issues of Perpetual Subordinated Bonds, which have no maturity date, is payable half-yearly in arrears. None of the subordinated liabilities can be repaid at the borrowers option. Interest incurred with respect to subordinated liabilities was £49.2m (2000:£53.3m).

	Group and Company 2001	2001
	Shares (millions)	£m
29. Called up share capital		
Ordinary shares of 25p each		
Authorised	**882.0**	**220.5**
Issued and fully paid:		
At 1 January and at 31 December	**682.0**	**170.5**

The Company was formed and shares issued in accordance with the Building Societies Act 1986. Under these statutory provisions the former Bradford & Bingley Building Society subscribed for 682 million ordinary shares of 25p each in the Company. The former Society distributed these shares on conversion in December 2000.

Bradford & Bingley Profit Sharing Scheme

At conversion, qualifying employees received an allocation of 250 shares each and had the opportunity to hold these shares in the Bradford & Bingley Profit Sharing Scheme. This scheme operates a trust fund, known as the Bradford & Bingley Share Ownership Trust, which is under the control of independent trustees, Computershare Trustees Limited. By leaving the shares in the Bradford & Bingley Share Ownership Trust for three years employees will not have to pay income tax and national insurance contributions on receipt of those shares.

In March 2001, employees entitled to the Group bonus received shares under the rules of the Bradford & Bingley Profit Sharing Scheme. These shares are also held in the Bradford & Bingley Share Ownership Trust.

At 31 December 2001 the trustees of the Bradford & Bingley Share Ownership Trust held 1,665,933 shares on behalf of 4,208 employees.

Bradford & Bingley Employees' Share Trust

On 3 October 2000 the Company established an offshore employee share trust, the Bradford & Bingley Employees' Share Trust, for the purpose of receiving monies and acquiring shares to be used in conjunction with any employee share schemes established by the Company. At 31 December 2001 the trustee of this trust, Mourant & Co. Trustees Limited, held 2,165,308 (2000: 1,850,000) shares to satisfy share awards and options which have been made or are to be made in accordance with the rules of the employee share schemes established by the Company. The market value of shares held at 31 December 2001 was £6,171,128. During 2001 the Company provided £1.2m for share purchases. This trust currently holds shares relating to the Long Term Incentive Plan, Executive Share Option Scheme and Performance Share Plan which are detailed below.

Long Term Incentive Plan

Under the rules of the 1998 Long Term Incentive Plan it was possible for the participants to elect to take share options rather than the cash entitlements. Awards were made under this plan on 12 December 2000 and 50 participants elected to take options over 353,744 shares exercisable at the same time as the cash payments (40% immediately and two further equal tranches on the first and second anniversaries). The options over shares remain exercisable during the first five years following the award date. At year-end, 278,893 shares remained under option.

Executive Share Option Scheme

Grants of approved and unapproved share options were made under the rules of the Bradford & Bingley 2000 Share Option Scheme as detailed below. The shares are exercisable subject to the achievement of a performance target linked to an increase in the Company's earnings per share. The options over shares are exercisable over the period of three to ten years after the date of the grant.

		Options outstanding 2001	2000
	Price (pence)	Shares	Shares
Date of grant			
6 March 2001	291.83	**1,336,422**	–
6 September 2001	311.67	**106,758**	–

29. Called up share capital – continued

Performance Share Plan

During 2001 shares were awarded under the rules of the Bradford & Bingley 2000 Performance Share Plan as detailed below. The shares will be released to the individuals after the end of the performance period (31 December 2003) subject to the achievement of performance criteria which measure the performance of the Company against a peer group of companies.

		Awards outstanding	
		2001	2000
	Price (pence)	**Shares**	Shares
Date of award			
6 March 2001	291.83	**684,574**	–
6 September 2001	311.67	**19,251**	–
2 October 2001	287.00	**62,717**	–

Sharesave Scheme

The Company operates an Inland Revenue approved all employee Save As You Earn share option scheme, the Bradford & Bingley 2000 Sharesave Scheme. The first grant of share options under this scheme was made on 2 January 2001 at an option price of 200p per share (details are shown below). The option price of 200p per share represented a 20% discount to market value. A total of 4,093 employees entered into three or five year savings contracts and 3,454 employees continue to participate in the scheme. A further invitation to participate in the scheme will be issued in February 2002.

		Options outstanding	
		2001	2000
	Price (pence)	**Shares**	Shares
Date of grant			
2 January 2001 (3 year period)	200.00	**4,177,592**	–
2 January 2001 (5 year period)	200.00	**3,121,981**	–

On 8 December 2000 the Bradford & Bingley Qualifying Employee Share Ownership Trust was established to acquire shares for employees, including Directors, to satisfy options exercised under the Sharesave Scheme. During 2001 the Trust acquired 517,438 shares. The Company provided £1.6m for this purpose. At 31 December 2001 the Trust held a total of 2,789,414 shares to satisfy options which are expected to be exercised under the Sharesave Scheme.

	Group 2001	Company 2001
	£m	£m
30. Reserves		
Profit and Loss Account		
At 1 January	1,026.1	941.8
Retained profit for the year	74.8	96.1
At 31 December	1,100.9	1,037.9
Share premium account		
At 1 January and at 31 December	3.9	3.9

31. Derivatives and other financial instruments

(a) Financial instruments and risk management

The Group's core business is to provide its customers with financial products appropriate to their needs, from mortgages and savings accounts to long term investment products and insurance products. The Group uses wholesale financial instruments to invest in liquid assets and to raise funds from wholesale money markets in support of its retail savings and mortgage operations. These instruments also allow it to manage the risks arising from these business activities.

The Group has a well established formal structure for managing risks, which includes formal risk policies, risk limits, reporting structures, mandates and control procedures. The Group's approach to risk-management and control is set out within the Financial Review on page 19. The Board delegates the management of all aspects of market and liquidity risk to the Asset and Liability Management Committee (ALCO).

Financial instruments used by the Group for risk management purposes include off-balance sheet or derivative instruments. Such instruments are only used to limit the extent to which the Group will be affected by changes in interest rates and exchange rates. As part of its responsibilities, ALCO approves the use of specified off-balance sheet instruments within approved limits and business activities.

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts. The principal off-balance sheet instruments used by the Group in managing its balance sheet risk exposures are interest rate swaps, interest rate options, cross currency interest rate swaps and foreign exchange contracts. These are used to protect the Group from exposures arising principally from fixed and capped rate mortgage lending, fixed rate savings products, deposit funding and investment activities. The duration of off-balance sheet contracts is generally short to medium-term and their maturity profile reflects the nature of exposures arising from underlying business activities.

At the year-end the Group had no material exposure to foreign exchange fluctuations or changes in foreign currency interest rates.

31. Derivatives and other financial instruments – continued

(b) Interest rate risk

The following tables analyse the repricing periods of Group assets and liabilities at 31 December 2001 and 31 December 2000 respectively:

	Group interest rate sensitivity gap 2001						
	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Treasury bills and other eligible bills	35.5	3.0	–	–	–	–	38.5
Loans and advances to banks	1,641.2	10.2	–	–	–	23.7	1,675.1
Loans and advances to customers	12,832.9	179.9	588.7	2,795.2	984.1	–	17,380.8
Debt securities	2,831.4	357.8	284.0	373.4	191.0	–	4,037.6
Other assets	–	–	–	–	–	463.3	463.3
Total assets	17,341.0	550.9	872.7	3,168.6	1,175.1	487.0	23,595.3
Liabilities							
Deposits by banks	435.1	0.1	0.2	–	–	–	435.4
Customer accounts	14,380.2	150.6	554.8	1,018.9	–	–	16,104.5
Debt securities in issue	4,567.8	73.3	5.0	115.7	–	–	4,761.8
Other liabilities	–	–	–	–	–	438.3	438.3
Subordinated liabilities	–	100.0	–	125.0	355.0	–	580.0
Shareholders' funds	–	–	–	–	–	1,275.3	1,275.3
Total liabilities	19,383.1	324.0	560.0	1,259.6	355.0	1,713.6	23,595.3
Off-balance sheet items	2,623.5	(26.5)	(149.3)	(1,711.2)	(736.5)	–	–
Interest rate sensitivity gap	581.4	200.4	163.4	197.8	83.6	(1,226.6)	–
Cumulative gap	581.4	781.8	945.2	1,143.0	1,226.6	–	–

A positive interest rate sensitivity gap exists when more assets than liabilities re-price during a given period. Although net interest income tends to benefit from a positive gap when interest rates are rising (and a negative gap when rates are falling), the actual effect will depend upon a number of factors, including the extent to which repayments are made earlier or later than the next reset or maturity date.

31. Derivatives and other financial instruments – continued

(b) Interest rate risk – continued

Group interest rate sensitivity gap 2000	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Treasury bills and other eligible bills	243.8	–	–	–	–	–	243.8
Loans and advances to banks	1,699.6	9.0	–	–	–	24.7	1,733.3
Loans and advances to customers	13,535.9	151.9	360.3	3,119.2	1,012.6	–	18,179.9
Debt securities	2,656.0	243.7	190.8	660.6	172.6	–	3,923.7
Other assets	–	–	–	–	–	561.5	561.5
Total assets	18,135.3	404.6	551.1	3,779.8	1,185.2	586.2	24,642.2
Liabilities							
Deposits by banks	464.7	–	17.6	–	–	–	482.3
Customer accounts	16,356.0	310.4	254.2	663.4	–	–	17,584.0
Debt securities in issue	4,031.2	129.9	22.8	164.4	–	–	4,348.3
Other liabilities	–	–	–	–	–	447.1	447.1
Subordinated liabilities	–	–	–	100.0	480.0	–	580.0
Shareholders' funds	–	–	–	–	–	1,200.5	1,200.5
Total liabilities	20,851.9	440.3	294.6	927.8	480.0	1,647.6	24,642.2
Off-balance sheet items	2,488.2	22.6	(195.1)	(1,914.2)	(401.5)	–	–
Interest rate sensitivity gap	(228.4)	(13.1)	61.4	937.8	303.7	(1,061.4)	–
Cumulative gap	(228.4)	(241.5)	(180.1)	757.7	1,061.4	–	–

31. Derivatives and other financial instruments – continued

(c) Fair values of financial assets and financial liabilities

Set out below is a comparison of carrying values and fair values of certain of the Group's financial assets and financial liabilities at 31 December 2001. The Group does not undertake transactions for trading or speculative purposes. The table excludes certain financial assets and financial liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. It therefore excludes items such as mortgages, customer accounts and deposits with banks.

	2001		2000	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Financial assets				
Treasury bills and other eligible bills	**38.5**	**38.5**	243.8	245.3
Debt securities	**4,037.6**	**4,029.4**	3,923.7	3,927.1
Financial liabilities				
Debt securities in issue	**4,761.8**	**4,757.5**	4,348.3	4,346.8
Subordinated liabilities	**601.8**	**700.1**	601.7	716.5
Non-recourse funding	**1,356.4**	**1,353.2**	1,514.4	1,511.7
Non-trading derivatives				
Exchange rate contracts	**(1.5)**	**93.1**	4.9	59.5
Interest rate contracts:				
Caps, collars and floors	**2.0**	**8.6**	7.7	11.9
Interest rate swaps	**21.1**	**(36.9)**	115.5	77.3

The above figures include accrued interest.

Market values have been used to determine the fair value of all off-balance sheet financial instruments and all debt securities issued and held. The fair values of interest rate caps and collars have been calculated using option-pricing models.

31. **Derivatives and other financial instruments – continued**

(c) **Fair values of financial assets and financial liabilities – continued**

The fair values of off-balance sheet financial instruments used as hedges are recognised when the exposure that is being hedged is recognised. The table below shows how these fair values have been, or are expected to be, recognised in the Profit and Loss Account.

	Amounts not recognised in the Balance Sheet Gains	Losses	Net
	£m	£m	£m
2001			
Unrecognised gains and losses on hedges at 1 January 2001	**126.8**	**(106.2)**	**20.6**
Less: gains and losses arising in previous years that were recognised in 2001	**(35.4)**	**25.8**	**(9.6)**
Gains and losses arising before 1 January 2001 that were not recognised in 2001	**91.4**	**(80.4)**	**11.0**
Gains and losses arising in 2001 that were not recognised in 2001	**66.7**	**(34.5)**	**32.2**
Unrecognised gains and losses on hedges at 31 December 2001	**158.1**	**(114.9)**	**43.2**
Of which:			
Gains and losses expected to be recognised in 2002	**1.9**	**(64.9)**	**(63.0)**
Gains and losses expected to be recognised in 2003 or later	**156.2**	**(50.0)**	**106.2**
2000			
Unrecognised gains and losses on hedges at 1 January 2000	233.2	(79.1)	154.1
Less: gains and losses arising in previous years that were recognised in 2000	(15.6)	7.6	(8.0)
Gains and losses arising before 1 January 2000 that were not recognised in 2000	217.6	(71.5)	146.1
Gains and losses arising in 2000 that were not recognised in 2000	(90.8)	(34.7)	(125.5)
Unrecognised gains and losses on hedges at 31 December 2000	126.8	(106.2)	20.6
Of which:			
Gains and losses expected to be recognised in 2001	30.9	(15.6)	15.3
Gains and losses expected to be recognised in 2002 or later	95.9	(90.6)	5.3

Deferred balances relating to settled derivatives and other financial transaction provisions, used as hedges, will be released to the Profit and Loss Account in the same periods as the income and expenditure flows from the underlying hedged transactions. The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses therefore do not represent absolute gains and losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

31. **Derivatives and other financial instruments – continued**

(d) **Interest and exchange rate instruments**

Set out below is the residual maturity analysis of the underlying principal amounts of 'over the counter' (OTC) and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes:

	One year or less £m	Over one year but no more than five years £m	Over five years £m	Total £m
2001				
Caps, collars and floors	**597.8**	**1,322.0**	**5.0**	**1,924.8**
Interest rate swaps	**994.1**	**2,437.1**	**1,145.3**	**4,576.5**
Interest rate derivatives	**1,591.9**	**3,759.1**	**1,150.3**	**6,501.3**
Foreign exchange derivatives	**369.3**	**607.8**	**11.6**	**988.7**
At 31 December 2001	**1,961.2**	**4,366.9**	**1,161.9**	**7,490.0**
2000				
Caps, collars and floors	25.0	1,486.0	5.0	1,516.0
Interest rate swaps	663.9	2,764.8	2,064.3	5,493.0
Interest rate derivatives	688.9	4,250.8	2,069.3	7,009.0
Foreign exchange derivatives	151.2	809.3	6.6	967.1
At 31 December 2000	840.1	5,060.1	2,075.9	7,976.1

Set out below is the residual maturity analysis of the net replacement cost of OTC and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes:

2001				
Caps, collars and floors	–	**9.4**	–	**9.4**
Interest rate swaps	**26.7**	**35.7**	**26.1**	**88.5**
Interest rate derivatives	**26.7**	**45.1**	**26.1**	**97.9**
Foreign exchange derivatives	**26.9**	**77.4**	–	**104.3**
At 31 December 2001	**53.6**	**122.5**	**26.1**	**202.2**
2000				
Caps, collars and floors	0.1	15.7	–	15.8
Interest rate swaps	98.2	36.1	39.5	173.8
Interest rate derivatives	98.3	51.8	39.5	189.6
Foreign exchange derivatives	2.2	70.3	0.5	73.0
At 31 December 2000	100.5	122.1	40.0	262.6

Substantially all of the Group's derivatives activity is contracted with financial institutions. Replacement cost is calculated by marking to market the value of contracts and aggregating those with a positive value.

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
32. Memorandum items				
Commitments:				
Irrevocable undrawn loan facilities	**1,268.3**	795.5	**534.6**	372.1
Partly paid share capital	**–**	–	**7.8**	7.8
	1,268.3	795.5	**542.4**	379.9

33. Retirement benefits

(a) Pension schemes

The Company operates two funded defined benefit staff pension schemes, administered by trustees, for the majority of its employees. The funds are independent from those of the Company. The normal pension age of employees in the schemes is 60 years. Pension costs in the principal scheme are assessed in accordance with the advice of a qualified actuary using the projected unit method and the second, smaller scheme, uses the aggregate method. The most recent actuarial valuation of the schemes was at 30 June 2000. The aggregate actuarial value of the schemes' assets was sufficient to cover 110% of the aggregate benefits that had accrued to members, after allowing for expected future increases in earnings. The aggregate market value of the schemes' assets at 30 June 2000 was £343.3m.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The rate of return on investments has been assumed to exceed the rate of salary increases by 2.0% per annum and present and future pensions by 2.0% per annum.

The pension charge takes account of the surpluses disclosed, which are amortised over a period of 15 years, being the estimated average remaining service lives of pension scheme members.

The Group also operates two further schemes, one defined contribution and one defined benefit which are not material.

The total pension cost for the Group was £11.9m (2000:£11.2m) and included £0.1m (2000:£0.1m) in respect of pensions to former Directors which was charged to 'other administrative expenses'.

(b) Other post-retirement benefits

The Company provides concessionary rate mortgages and health care benefits to some of its pensioners. The cost of health care benefits is recognised in accordance with the stated accounting policy. The cost of concessionary rate mortgages is not significant and is recognised in the Profit and Loss Account as it is incurred.

(c) Financial Reporting Standard No.17 Retirement benefits

Whilst the company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 *'Accounting for Pension Costs'*, under FRS 17 *'Retirement benefits'* the following transitional disclosures are required:

The valuation at 30 June 2000 has been updated by the actuary on an FRS 17 basis at 31 December 2001. The major assumptions used in this valuation were:

	%
Rate of increase in salaries	**4.5**
Rate of increase in pensions in payment	**2.5**
Discount rate	**6.0**
Inflation assumption	**2.5**

33. Retirement benefits – continued

(c) Financial Reporting Standard No.17 Retirement benefits – continued

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Expected rate of return	Value at 31 December 2001
	%	£m
Equities	**7.5**	**227.8**
Gilts	**5.0**	**37.1**
Property	**7.5**	**36.9**
Bonds	**5.8**	**11.3**
Total market value of schemes' assets		**313.1**
Present value of schemes' liabilities		**(333.5)**
Deficit in the schemes		**(20.4)**
Related notional deferred tax asset		**6.1**
Net pension deficit		**(14.3)**

When Financial Reporting Standard No. 17 becomes fully effective in 2003, any deficit or surplus in the schemes will be aggregated with Group Reserves.

34. Assets and liabilities denominated in foreign currency

The aggregate amounts of assets and liabilities denominated in foreign currencies were as follows:

	Group		Company	
	2001	2000	**2001**	2000
	£m	£m	£m	£m
Assets	**996.3**	1,092.4	**996.3**	1,092.4
Liabilities	**1,475.2**	1,614.5	**1,399.9**	1,568.5

The Group's policy is to hedge all material foreign currency exposures through both on and off-balance sheet instruments.

	Group 2001	Group 2000
	£m	£m
35. Consolidated cash flow statement		
(a) Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	**237.1**	154.5
Decrease/(increase) in prepayments and accrued income	**96.1**	(14.2)
(Decrease)/increase in accruals and deferred income	**(84.1)**	12.7
Provisions for bad and doubtful debts	**10.3**	10.7
Loans and advances written off, net of recoveries	**(5.6)**	(14.4)
Depreciation and amortisation	**55.0**	33.6
Interest on subordinated loans added back	**49.2**	53.3
(Decrease)/increase in provisions for liabilities and charges	**(19.3)**	7.6
Other non-cash movements	**1.4**	4.3
Net cash inflow from trading activities	**340.1**	248.1
Net (increase)/decrease in collections/transmissions	**(48.1)**	25.1
Net (increase) in treasury bills and other eligible bills	**(7.2)**	(1.9)
Net decrease/(increase) in loans and advances to banks and customers	**1,066.7**	(2,078.4)
Net (decrease)/increase in non-recourse funding	**(158.0)**	881.9
Net (decrease)/increase in deposits by banks and customer accounts	**(1,436.5)**	108.9
Net increase in debt securities in issue	**420.3**	314.6
Net decrease in other assets	**4.0**	33.3
Net (decrease)/increase in other liabilities	**(24.5)**	8.3
Net cash inflow/(outflow) from operating activities	**156.8**	(460.1)

	Share capital (including share premium account) 2001	Share capital (including share premium account) 2000	Subordinated liabilities 2001	Subordinated liabilities 2000
	£m	£m	£m	£m
(b) Analysis of changes in financing during the year				
At 1 January	**174.4**	–	**580.0**	460.0
Net cash inflow from financing	**–**	–	**–**	120.0
Share capital issued for non-cash consideration	**–**	174.4	**–**	–
At 31 December	**174.4**	174.4	**580.0**	580.0

	Group 2001	Group 2000
	£m	£m
35. Consolidated cash flow statement – continued		
(c) Analysis of changes in cash during the year		
At 1 January	**89.1**	115.0
Net cash inflow/(outflow)	**25.6**	(25.9)
At 31 December	**114.7**	89.1
Included in the Balance Sheet are the following amounts of cash:		
Cash and balances at central banks	**16.2**	20.1
Loans and advances to other banks repayable on demand	**98.5**	69.0
	114.7	89.1

The Group is required to maintain balances with the Bank of England which at 31 December 2001 amounted to £23.7m (2000:£24.7m). These balances are not included in cash for the purposes of the cash flow statement.

36. Directors' and Officers' loans

The aggregate amounts outstanding at 31 December 2001 in respect of loans which were made available by the Group for persons who were Directors of Bradford & Bingley plc and their connected persons and for Officers of the Company were:

	Amount	Number
	£m	
Directors' loans	0.6	5
Officers' loans	0.7	18

	Group 2001	Group 2000	Company 2001	Company 2000
	£m	£m	£m	£m
37. Capital and leasing commitments				
(a) Capital commitments				
Capital expenditure contracted for but not provided for in the Financial Statements	**1.1**	1.2	**1.1**	0.7
(b) Leasing commitments				
At 31 December the annual commitments under non-cancellable operating leases relating to land and buildings and equipment were as set out below by expiry date:				
Within one year	**2.9**	1.4	**1.9**	0.1
In more than one year but not more than five years	**2.9**	3.8	**2.1**	0.8
In more than five years	**10.8**	11.0	**10.0**	3.3
	16.6	16.2	**14.0**	4.2

38. Segmental information

The Group reports through three principal business segments: Lending, Savings and Distribution, supported by Treasury and Group Services. An analysis of the Group profit on ordinary activities before tax and Group total and net assets is provided in the table below:

	Lending	Savings	Distribution	Reserves & Treasury	Group Services	Joint Venture	Group
	£m	£m	£m	£m	£m	£m	£m
2001							
Profit before tax and exceptionals	**189.0**	**55.1**	**13.9**	**66.9**	**(69.1)**	**(2.7)**	**253.1**
Exceptional costs	–	–	–	–	**(18.7)**	–	**(18.7)**
Profit on disposal of subsidiary	–	–	–	–	–	–	–
Profit on ordinary activities before tax	**189.0**	**55.1**	**13.9**	**66.9**	**(87.8)**	**(2.7)**	**234.4**
Total assets	**17,440.4**	–	**146.6**	**6,008.3**	–	–	**23,595.3**
Net assets	**963.1**	–	**13.1**	**299.1**	–	–	**1,275.3**
2000							
Profit before tax and exceptionals	157.0	85.8	9.7	52.2	(72.5)	(0.8)	231.4
Exceptional costs	–	–	–	–	(77.7)	–	(77.7)
Profit on disposal of subsidiary	–	–	–	–	5.0	–	5.0
Profit on ordinary activities before tax	157.0	85.8	9.7	52.2	(145.2)	(0.8)	158.7
Total assets	18,186.7	–	96.6	6,358.9	–	–	24,642.2
Net assets	905.5	–	8.9	286.1	–	–	1,200.5

Notes

(a) In order to analyse net interest by business segment it is necessary to apply a transfer price to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptionals have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) For the purposes of segmental information net assets have been allocated to Lending, Savings and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

(d) The Group operates entirely within the retail financial services sector and accordingly no segmental analysis of turnover has been presented. Please refer to the Financial Review for more information on segmental performance.

Information

Financial calendar 2002

20 February	Results for 2001 announced
23 April	Annual General Meeting
14 August	Interim results for 2002 announced

Ordinary dividend

20 March	Ex-dividend date
22 March	Record date
3 May	Payment of dividend for 2001
28 August	Ex-dividend date
30 August	Record date
11 October	Payment of interim dividend for 2002

Interest payments

13% Perpetual Subordinated Bonds

7 April	Payment of interest
7 October	Payment of interest

11.625% Perpetual Subordinated Bonds

20 January	Payment of interest
20 July	Payment of interest

Internet

Information about the Group can be found on the internet at www.bbg.co.uk

Share price

You are able to keep track of the share price through the financial press, or by visiting our Group website at www.bbg.co.uk

Share dealing service

To buy or sell Bradford & Bingley shares call 0870 703 0003. This service is provided by our Registrars, Computershare and is available to all our shareholders. Please have your Securityholder Reference Number (SRN) ready when making your call.

For shareholders in the Bradford & Bingley Nominee Account a postal share dealing service is also available. Please contact the Registrars for details.

Useful contacts

For information about the Annual General Meeting, shareholdings, dividends and changes to personal details all shareholders should contact the Registrars:

Computershare Investor Services PLC,
PO Box 1913, The Pavilions,
Bridgwater Road, Bristol BS99 2PR
Telephone: 0870 703 0003
www.computershare.com

Institutional investors may wish to contact Investor Relations by e-mailing ir@bbg.co.uk or by calling 01274 554928.

The Summary Financial Statement is available in large print, Braille and audio tape format. To request a copy call the Shareholder Helpline on 0870 703 0003.

Sharegift scheme

Bradford & Bingley plc supports the Sharegift scheme, which is administered by The Orr Mackintosh Foundation, a registered charity.

Many investors find themselves owning parcels of shares in quantities so small that it would cost more to sell them than they are worth. They may therefore be too small to do anything with, but may still bring a tax liability on any dividends paid and unwanted annual reports and other documents.

Any such share that you donate to the Sharegift scheme will be transferred into the name of The Orr Mackintosh Foundation, who will aggregate them, sell them when possible and donate the proceeds to a growing list of charities. Over £1,000,000 from the Sharegift scheme has been given to more than 350 different charities so far.

If you would like to participate in the Sharegift scheme, or receive more information about the scheme, they can be contacted by visiting their website at www.sharegift.org, by calling 0207 337 0501, or by writing to The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W 0DH.

Dividend mandates

Dividends will be paid to you by cheque to the address held by the Registrar or they can be credited to a suitable bank or building society account.

When the dividend payments are made you will receive a form to enable you to have your future dividends paid directly into an appropriate bank or building society account.

Electronic communications

Bradford & Bingley wants to make the most cost effective use of the electronic communications with shareholders as now provided for under the Electronic Communications Order. This year, for the first time, shareholders are invited to submit their proxy votes via the internet by accessing our Registrar's website at www-uk.computershare.com/proxy

Using the unique PIN and your Securityholder Reference Number (SRN) printed on each proxy form/form of direction, voting can be carried out electronically from any web enabled computer.

In future we would like to give shareholders the opportunity to receive communications, including the Notice of Meeting and Annual Report & Accounts, from the Company electronically. If you wish to take advantage of this service please register at the same time as you are voting electronically as described above or by lodging your e-mail address via www.bbg.co.uk/shareholders

This site is secure and your e-mail address will only be used to alert you to Bradford & Bingley shareholder related communications.

Shareholders' interests in shares at 31 December 2001*

	Number of shareholders	%	Number of shares	%
Size of holding				
1 - 250	1,271,420	97.218	316,655,798	46.43
251 - 500	23,368	1.787	10,257,541	1.51
501 - 1,000	8,242	0.630	6,105,980	0.90
1,001 - 5,000	4,020	0.307	7,324,759	1.07
5,001 - 10,000	195	0.015	1,461,074	0.21
10,001 - 100,000	304	0.023	11,148,651	1.63
100,001 - 200,000	69	0.005	9,913,231	1.45
200,001 - 500,000	76	0.006	25,015,198	3.67
Over 500,000	115	0.009	294,117,768	43.13
Total	1,307,809	100	682,000,000	100
Type of holder				
Individuals	1,305,089	99.792	341,013,927	50.00
Insurance & other corporates	665	0.051	6,584,936	0.97
Banks & nominees	2,000	0.153	298,268,973	43.73
Pension funds, investment trusts and trustees	55	0.004	36,132,164	5.30
Total	1,307,809	100	682,000,000	100

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the trustees of the Bradford & Bingley Share Ownership Trust.

Quarterly share price range


Price in pence per share
360
340
320
300
280
260
240
220
277.50
244.00
315.50
267.00
331.00
275.00
338.00
262.00
316.00
275.00
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001

This graph demonstrates Bradford & Bingley's high and low closing mid-market share price during each quarter since conversion.

Your Notes

Advisers

Financial Adviser
Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

Stockbroker
Hoare Govett Limited
250 Bishopsgate
London
EC2M 4AA

Auditor
KPMG Audit Plc
1 The Embankment
Neville Street
Leeds
LS1 4DW

Solicitor
Herbert Smith
Exchange House
Primrose Street
London
EC2A 2HS

Registrar
Computershare Investor Services PLC
PO Box 1913
The Pavilions
Bridgwater Road
Bristol
BS99 2PR

Registered office:
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Registered in England No. 3938288







www.bbg.co.uk

Regulated by the Financial Services Authority and a member of the General Insurance Standards Council.

AGM

Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Shareholder Helpline: 0870 703 0003

Mr A B Sample
99 Sample House
Sample Street
Sample Town
Sampleshire
AB1 2CD

A9999999999

99999

March 2002

Dear Shareholder,

Annual General Meeting 2002

This pack provides you with important information about Bradford & Bingley plc's Annual General Meeting (AGM), which will be held at 11 a.m. on Tuesday 23 April 2002 at the Hanover International Hotel (formerly the Cedar Court Hotel), Bradford.

There are a number of resolutions that we are asking you to vote on at the AGM. Further information and an explanation of these resolutions is given in the Notice of Meeting booklet which you should read before voting. **The Board recommends that you vote in favour of all the resolutions.**

You have the option either to attend the AGM and vote in person, or to vote by post. If you choose to vote by post, you should complete the Form of Proxy (voting form) and return to the Company's Registrar **to arrive no later than 11 a.m. on Sunday 21 April 2002.** A prepaid envelope is provided.

Alternatively, this year for the first time you can submit your proxy votes online. Using the unique PIN and your Securityholder Reference Number (SRN) printed on your voting form, you can vote electronically by accessing our Registrar's website at www-uk.computershare.com/proxy. Your electronic vote should reach the Company's Registrar no later than 11 a.m. on Sunday 21 April 2002. In future, we will give shareholders the opportunity to receive communications such as the Notice of Meeting and Annual Report & Accounts electronically. You can register for this service at the same time as you are voting online, or by lodging your email address via www.bbg.co.uk/shareholders.

An Annual Report & Accounts is also enclosed in this pack, providing information about the Group's performance in 2001. Our financial results are strong. The continued expansion of our financial services broking and selective lending businesses equip us well for today's economic and market pressures. We expect to see continued growth in the business in 2002.

A dividend has been proposed for payment on 3 May 2002; further details are contained in the accompanying Notice of Meeting booklet and Annual Report & Accounts.

Yours sincerely

Lindsay Mackinlay
Chairman

IF VOTING BY POST OR ELECTRONICALLY, PLEASE SUBMIT YOUR VOTING FORM AS SOON AS POSSIBLE, TO ARRIVE AT THE COMPANY'S REGISTRAR NO LATER THAN 11 A.M. ON SUNDAY 21 APRIL 2002.

Bradford & Bingley plc
Registered Office: Croft Road, Crossflatts, Bingley, West Yorkshire BD16 2UA.
Registered in England No. 3938288.
Regulated by the Financial Services Authority and a Member of the General Insurance Standards Council.
Visit our website on: www.bbg.co.uk

07/ 99999999 /7981A

Your step by step guide to voting

You have the option to either attend the Meeting and vote in person, to vote online, or use the Form of Proxy (voting form) attached to vote by post.

Please read the accompanying information contained within the Notice of Meeting booklet, together with the further information on the reverse of the voting form.

If you are planning to attend the Meeting, follow step 1.

If you want to vote online, you should follow step 2.

If postal voting is your preference, you should follow steps 3, 4 and 5.

Step 1
If you choose to attend the Meeting, please bring the 'Attendance Slip' with you. You do not need to do anything else.

Step 2
If you would like to vote online, access our Registrar's website at www-uk.computershare.com/proxy.

Follow the online instructions, using the PIN and Securityholder Reference Number (SRN) quoted on your voting form.

Step 3
If you are not attending the Meeting, sign and date the voting form. To have your say, you first need to validate the voting form by signing and dating it where indicated.

Step 4
Please now vote on each of the resolutions by putting an **X** in either the For or Against box. This will instruct your proxy how to vote. Your proxy will have discretion to vote or abstain from voting on any resolution, in respect of your total holding, where you have not indicated how you wish to vote. Unless otherwise instructed, your proxy will also have discretion to vote or abstain from voting on any other business which may properly come before the Meeting. In the case of a corporation, the voting form should be executed under its common seal or the hand of a duly authorised officer.

Step 5
Please re-check that the form is signed and return it in the prepaid envelope provided to arrive no later than 11 a.m. on Sunday 21 April 2002. The return of this form will not prevent a shareholder from attending the Meeting and voting in person.

Please detach here and bring to the AGM

Bradford & Bingley

Annual General Meeting 2002 Attendance Slip

Mr A B Sample

The AGM is being held at 11 a.m. on Tuesday 23 April 2002 at the Hanover International Hotel, Bradford.
If you wish to attend, please bring this section with you and hand it in on arrival. This will facilitate entrance to the Meeting.

A map of the hotel location and travel details are included within the Notice of Meeting booklet.

Mr A B Sample

Issuer No. 82-5154

AGM 2002 Form of Proxy

Bradford & Bingley Shareholder

A9999999999	9999
SRN	PIN

BBG18

PLEASE COMPLETE THIS FORM USING BLACK OR BLUE INK AND MARK AN **X** IN THE BOXES AS APPROPRIATE.

Sign here to make your vote valid

Signature

Date

In the case of joint holders only the first named holder need sign. To be valid this form must arrive at the Company's Registrar no later than 11 a.m. on Sunday 21 April 2002 (or if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). A prepaid envelope is provided.

If you are under 18, please ensure that this form is signed by a parent or legal guardian.

I/We, being the holders of Ordinary Shares in Bradford & Bingley plc, hereby appoint the Chairman of the Meeting, unless I/we name another person overleaf, to act as my/our proxy at the Annual General Meeting (AGM) of the Company to be held at 11 a.m. on Tuesday 23 April 2002 at the Hanover International Hotel, Bradford and at any adjournment. I/We request such proxy to vote on the resolutions as indicated below. In the absence of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the Meeting.

Please indicate how you wish your proxy to vote on the resolutions by putting an **X** in the For or Against boxes below.

Resolutions

Resolution	For	Against
1. To receive the Report & Accounts	☐	☐
2. To declare a final dividend	☐	☐
3. To re-elect Steven Crawshaw as a Director	☐	☐
4. To re-elect Diana Courtney as a Director	☐	☐
5. To re-elect Keith Greenough as a Director	☐	☐
6. To re-elect Mark Smith as a Director	☐	☐
7. To re-appoint KPMG Audit Plc as auditors and authorise the Directors to determine their remuneration	☐	☐
8. To approve amendments to the Performance Share Plan	☐	☐
9. To approve amendments to the Articles of Association - Electronic communications	☐	☐
10. To approve amendments to the Articles of Association - Share capital	☐	☐
11. To authorise the Company to purchase its own shares	☐	☐

Further Information

Please read the enclosed Notice of Meeting booklet for more details on the AGM and the resolutions. If, after reading the notes and booklet you have any queries, please call our Shareholder Helpline on 0870 703 0003.

Please note that the helpline staff will not be able to advise you whether you should vote for or against the resolutions.

1. In order for the form to be valid, please ensure that your form and, if applicable, any Power of Attorney or other valid authority under which it is signed, reaches the Company's Registrar no later than 11 a.m. on Sunday 21 April 2002 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). A prepaid envelope is provided.
2. If you wish to appoint someone other than the Chairman of the Meeting to act as your proxy, please insert their name below:

   Your proxy, who need not be a shareholder of the Company, must attend the meeting in person in order to represent you.
3. Only those shareholders on the register of members as at 11 a.m. on Sunday 21 April 2002 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting) are entitled to attend and vote.
4. **If you are voting by post, you must sign the voting form in order for your votes to be valid.**
5. If you are a joint account holder, only the first named holder need sign.

Issuer No.
82-5154



Notice of Annual General Meeting





AGM 2002

02 APR -9 AM 9:16

Bradford & Bingley

Introduction

Bradford & Bingley plc Annual General Meeting 2002

This booklet contains information for the holders of Ordinary Shares (including those holding shares in the Bradford & Bingley Nominee Account) and is sent, for information only, to staff who hold shares via the Bradford & Bingley Share Ownership Trust.

We are holding our Annual General Meeting on Tuesday 23 April 2002 at the Hanover International Hotel (formerly the Cedar Court Hotel), Mayo Avenue, off Rooley Lane, Bradford BD5 8HZ. The Meeting will start at 11.00 a.m.

The formal Notice of our AGM starts on page 4 of this document. Please read all the information there together with the notes on pages 8 and 9.

Explanatory Notes
The AGM will cover a number of standard items of Ordinary Business (resolutions 1 to 7) and four items of Special Business (resolutions 8 to 11).

Ordinary Business
These items will be proposed as ordinary resolutions. To pass these resolutions at least 50 per cent of the votes cast on the resolution must be in favour.

Resolution 1 The Directors' Report and Accounts – the Directors will present these documents at the AGM. Relevant documents are enclosed in this pack, either in the form of the full Annual Report & Accounts or the Summary Financial Statement.

Resolution 2 The dividend – the Directors recommend a final dividend of 8.7 pence per share. Together with the interim dividend of 4.3 pence per share (which has already been paid), this gives a total dividend for the year of 13.0 pence per share. Shareholders are asked to approve the final dividend payable. This amount cannot be more than the Directors recommend. Under the Articles of Association the Directors may also pay interim dividends during the year.

Resolution 3 Re-electing a Director appointed since the last AGM – Steven Crawshaw was appointed to the Board in January 2002 and seeks re-election under the Articles of Association. Information about this Director is on page 7.

Resolutions 4, 5 and 6 Re-electing Directors who are retiring under the Articles of Association and seeking re-election – Diana Courtney, Keith Greenough and Mark Smith (all existing Directors of the Company) are retiring at the AGM and all are seeking re-election under the provisions of the Articles of Association. Information about the above Directors is on page 7.

Resolution 7 The Auditors – shareholders will be asked to approve the re-appointment of the external auditors and agree that the Directors can decide what the remuneration of the auditors should be. The external auditors are KPMG Audit Plc.

Special Business
Resolution 8 will be proposed as an ordinary resolution and resolutions 9, 10 and 11 will be proposed as special resolutions. To pass special resolutions at least 75 per cent of the votes cast on the resolution must be in favour.

Resolution 8 Amendments to the rules of the Bradford & Bingley 2000 Performance Share Plan (the "Plan") – the Plan currently provides that the aggregate maximum value of the Shares which may be allocated in any year under the Plan to any participant shall not exceed 100 per cent of that participant's Annual Salary (as defined under the Rules of the Plan as "the relevant Participant's annual gross basic rate of earnings (exclusive of bonuses, benefits in kind and Company pension contributions) as at the Allocation Date") or 80 per cent of Annual Salary if he or she also participates in an Executive Share Scheme (defined under the rules of the Plan as "an employee share scheme in which participation is solely at the discretion of the Company"). In order to recruit, incentivise and motivate key senior executives it is proposed to increase the foregoing thresholds so as to aid the Company in attracting and retaining key executives who are exposed to more vigorous recruitment practises in the market place in which share based payments are increasingly seen as a significant and integral component of the remuneration packages for such senior executives. In view of the above, it is proposed to increase the number of shares which may be allocated to any participant in any one year under the Plan to an amount not exceeding 200 per cent of the participant's Annual Salary; irrespective of whether or not the participant also participates in an Executive Share Scheme.

Resolution 9 Amendment to the Articles of Association re electronic communications – under legislation passed by Parliament in 2000, companies are allowed to send documents like the Annual Report & Accounts and the Notice of Meetings to shareholders electronically where the shareholder agrees. The Company intends to do this in the future. None of the changes proposed will force either the Company or any individual shareholder to send or receive documents or notices by electronic mail. The same legislation makes it possible for shareholders to lodge their proxy voting forms electronically should they wish to do so and we are offering this facility with the voting arrangements this year. Our current Articles of Association do not need to be changed to enable shareholders to take advantage of these opportunities because the legislation makes specific provision to allow companies to take advantage of electronic communications. However, it is thought appropriate that the Articles of Association should be brought up-to-date, so that they reflect the underlying legal position and avoid any possible confusion. Shareholders are asked to approve appropriate amendments to the Articles of Association.

Resolution 10 Amendment to Article 25 – this revision would enable the Directors to exercise the powers given to them under Article 26 to issue shares with differing rights or restrictions, such as preference shares. The nominal value of the authorised share capital of the Company remains unchanged. The Directors have no immediate plans to exercise these powers and would only do so, using the authority to allot shares granted at the AGM in 2001, if they determined that market conditions were suitable and that they were acting in the best interests of the shareholders.

Resolution 11 Share purchase – the Companies Act 1985 permits a company to purchase its own shares provided that the purchase has been authorised by the Company at general meetings. It is common practice for listed companies to seek such authority and the Directors consider that it is prudent to do so. Resolution 11, if passed, would give the Company the authority to purchase its own issued ordinary shares of 25 pence each at a price of not less than 25 pence per share and not more than 5 per cent above the average of the middle market quotations of the Company's shares as shown in the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 68,200,000 shares, being approximately 10 per cent of the Company's present issued share capital, and will expire at the conclusion of the next AGM of the Company or 18 months from the date of the Resolution, whichever is the earlier.

The total number of employee share options to subscribe for ordinary shares of 25 pence each in the Company ('ordinary shares') outstanding as at 4 February 2002 was 9.8 million representing approximately 1.44 per cent of the issued share capital of the Company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for ordinary shares outstanding as at 4 February 2002 would represent approximately 1.59 per cent of the issued share capital. The obligations of the Company in respect of ordinary shares issuable under employee share options outstanding are partly hedged by the Company's employee share ownership trusts, details of which can be found in the Annual Report & Accounts.

The Directors would only propose to exercise their authority to make purchases of shares where the expected effect of the purchase would be to increase earnings per share of the remaining shares in the capital of the Company and where, having reviewed the overall financial position of the Company, such purchases are in the best interests of the shareholders generally.

Any shares purchased under this authority will be treated as cancelled and the number of shares in issue reduced accordingly. The Directors presently intend that a resolution to renew this authority will be proposed at the AGM in 2003.

Notice of AGM

Notice is hereby given that the Annual General Meeting of Bradford & Bingley plc will be held at the Hanover International Hotel (formerly the Cedar Court Hotel), Mayo Avenue, off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ at 11.00 a.m. on Tuesday 23 April 2002.

Ordinary Business

1. To receive the Report of the Directors and the Accounts for the year ended 31 December 2001 together with the Report of the auditors thereon.

2. To declare a final dividend on the ordinary shares.

3. To re-elect Steven Crawshaw as a Director.

4. To re-elect Diana Courtney as a Director.

5. To re-elect Keith Greenough as a Director.

6. To re-elect Mark Smith as a Director.

7. To re-appoint KPMG Audit Plc as auditors and to authorise the Directors to agree the auditors' remuneration.

Special Business

To consider and, if thought fit, to pass the following Resolutions set out below, of which Resolution 8 will be an Ordinary Resolution and Resolutions 9, 10 and 11 will be proposed as Special Resolutions.

Ordinary Resolutions

8. That the Directors of the Company be, and they are hereby authorised to amend the Bradford & Bingley 2000 Performance Share Plan (the "Plan") in the manner marked on the copy of the Rules of the Plan produced to the meeting and initialled by the Chairman for the purposes of identification and as required to effect the changes described in the explanatory notes on pages 2 and 3. Subject to the alterations referred to above, all the other provisions contained in the Plan shall continue in full force and effect.

Special Resolutions

9. That the amendments, other than those amendments in respect of Article 25 as detailed in Resolution 10 below, contained in the printed document produced to the Meeting and initialled by the Chairman for the purposes of identification be, and are hereby approved as amendments to the Articles of Association of the Company.

10. That Article 25 of the Articles of Association of the Company be deleted in its entirety and replaced by the following:
"25. The share capital of the Company is £220,500,000 divided into 882,000,000 shares of 25 pence each."

11. That the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the Company ("ordinary shares") provided that:

(a) the maximum number of ordinary shares authorised to be purchased is 68,200,000;
(b) the minimum price which may be paid for an ordinary share is 25 pence;
(c) the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share in the Company derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased (exclusive of associated expenses);
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of this Resolution, whichever is the earlier; and
(e) the Company may make a contract to purchase ordinary shares under this authority before the expiry of the authority which will or may be completed wholly or partly thereafter and a purchase of ordinary shares may be made in pursuance of any such contract.

By order of the Board

Alan Shankley
Company Secretary
1 March 2002

Notes:

Of the Directors seeking re-election only Mark Smith is a member of the Remuneration Committee.

Information about the Directors seeking re-election is included on page 7.

Please read the notes to the Notice of Meeting included on pages 8 and 9.

Your vote on the re-election of Directors

The Board comprises the Chairman, Vice Chairman, four Non-executive Directors and four Executive Directors. The Board is responsible for agreeing the strategy and policies of the Group and monitoring its performance. Your Board is accountable to you for ensuring that Bradford & Bingley is run in the best interests of shareholders.

Your Board currently comprises the following:
Lindsay Mackinlay – Chairman
Trevor Lewis – Vice Chairman
Christopher Rodrigues – Group Chief Executive
Nicholas Cosh – Non-executive Director
Diana Courtney – Non-executive Director
George Cox – Non-executive Director
Mark Smith – Non-executive Director
Steven Crawshaw – Group Strategy, HR & IT Director
Keith Greenough – Managing Director, Lending & Savings
Rosemary Thorne – Group Finance Director

This year four Directors are seeking re-election. Steven Crawshaw was appointed to the Board in January 2002 and seeks re-election. Diana Courtney, Keith Greenough and Mark Smith (all existing Directors of the Company) are retiring at the AGM and all are seeking re-election under the provisions of the Articles of Association. Information about these Directors is shown opposite.



Steven Crawshaw
Group Strategy, HR & IT Director
Steven (age 40) was appointed to the Board in January 2002. He joined the Group from Lloyds TSB in 1999 as Flotation Director before taking over responsibility for Group Strategy, HR & IT.



Keith Greenough
Managing Director, Lending & Savings
Keith (age 51) joined the Board of Bradford & Bingley Building Society in January 2000 and the plc Board in April 2000, having joined the Group in 1997 as a result of the Group's acquisition of Mortgage Express. He has 20 years' experience in the banking industry with National Westminster, TSB and Lloyds TSB.



Diana Courtney
Non-executive Director
Diana (age 62) joined the Board of Bradford & Bingley Building Society in 1993 and the plc Board in April 2000. She was made a partner in Herbert Oppenheimer Nathan & Vandyk (which became part of Denton Hall Solicitors) in 1966 and retired as a partner of Denton Hall Solicitors in 1999. She is a member of the Audit, Risk & Compliance Committee.



Mark Smith
Non-executive Director
Mark (age 62) joined the Board of Bradford & Bingley Building Society in 1994 and the plc Board in April 2000. He was formerly a vice chairman of S G Warburg & Co Ltd which he joined in 1966, becoming executive director in 1971. He is also a director of Renold plc and The Laird Group plc. He is Chairman of the Remuneration Committee and a member of the Nominations Committee and the Audit, Risk & Compliance Committee.

Notes to the Notice of Meeting

This section should be read in conjunction with the Notice of AGM on page 4 and the detail on the enclosed voting form. This section provides information for shareholders who have rights in connection with the Annual General Meeting. Only the voting instructions of those who continue to remain shareholders 48 hours before the time of the Meeting (i.e. 11.00 a.m. on Sunday 21 April 2002) will count towards each resolution.

Shareholders with shares in the Bradford & Bingley Nominee Account (BBNA)
You may attend the Meeting in person, vote by post or vote electronically. To attend or vote by post you should return the enclosed Form of Direction. If you would like to vote electronically, please access our Registrar's website at www-uk.computershare.com/proxy. Follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Direction.

Only the voting instructions of those who continue to remain shareholders at 11.00 a.m. on Sunday 21 April 2002 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting) will count towards the voting on each resolution. If you choose to vote by post or electronically, you will be directing Computershare Company Nominees Ltd to vote on your behalf in the manner you indicate. In the case of joint nominee accounts only the firstnamed holder can be nominated as proxy to attend, speak and vote at the general meetings of the Company.

If you attend the AGM but did not return the enclosed Form of Direction expressing your wish to attend, then you will not be able to vote or speak at the Meeting.

Shareholders holding share certificates or those holding shares in an uncertificated form (other than in the BBNA)
You may attend the Meeting in person, vote by post or vote electronically. If you are proposing to attend in person you do not have to return the Form of Proxy. If you would like to vote electronically, please access our Registrar's website at www-uk.computershare.com/proxy. Follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Proxy.

Only those shareholders on the register of members as at 11.00 a.m. on Sunday 21 April 2002 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting) are entitled to attend and vote. Such a shareholder is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the shareholder. A proxy need not be a shareholder of the Company. Further details are given on the enclosed Form of Proxy. Appointing a proxy will not prevent members from attending and voting at the AGM if they later decide to do so.

Employees with shares in the Bradford & Bingley Share Ownership Trust
The Notice of Meeting for the AGM is sent to the beneficial owners of shares held in the Bradford & Bingley Share Ownership Trust. However, if you hold shares in this way you are not able to attend the AGM in person but you may direct the Trustee, Computershare Trustees Ltd, to vote on your behalf in the manner you indicate. You can send your vote by post or electronically. To vote by post you should return the enclosed Form of Direction.

If you would like to vote electronically, please access our Registrar's website at www-uk.computershare.com/proxy. Follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Direction.

Only the voting instructions of those who continue to hold their shares in the Bradford & Bingley Share Ownership Trust at 11.00 a.m. on Sunday 21 April 2002 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting) will count towards each resolution.

Voting forms
Please ensure that you return your Form of Proxy or Form of Direction or your electronic voting instructions to arrive at the Registrar by no later than 11.00 a.m. on Sunday 21 April 2002 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned meeting). The results of the postal and electronic votes for and against each resolution will be made available to shareholders at the Meeting.

Please note that the Company takes all reasonable precautions to ensure no viruses are present in any electronic communication it sends out but the Company cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company, including the lodgement of an electronic proxy form, that is found to contain any virus will not be accepted.

General
If you have more than one holding of Bradford & Bingley shares you may be able to amalgamate these free of charge by writing separately to the Registrar, quoting the Securityholder Reference Number (SRN) for each holding. This may reduce the number of mailings you receive as a holder of Bradford & Bingley shares. Please note that the name and address must be the same for all the holdings that you wish to amalgamate and you should indicate which SRN you wish to retain.

Directors' service contracts
Steven Crawshaw and Keith Greenough have service contracts with an entitlement to 12 months' notice. Diana Courtney and Mark Smith do not have service contracts.

Documents on display
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of the Notice of Meeting until the date of the Meeting at the offices of the Company's solicitors, Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS and at the Hanover International Hotel for not less than 15 minutes prior to and during the Meeting.

(a) the amended Bradford & Bingley 2000 Performance Share Plan, as referred to in resolution 8 hereof; and

(b) the new Articles of Association of the Company as proposed to be amended under resolutions 9 and 10 hereof (marked up to show proposed changes from the current Articles of Association of the Company).

The Meeting

If you are attending the Meeting

The Meeting
Venue: Hanover International Hotel, Mayo Avenue, off Rooley Lane, Bradford BD5 8HZ
Time: 11.00 a.m. Tuesday 23 April 2002

Doors will open at 10.00 a.m. and refreshments will be available before the Meeting starts.

Who may attend?
Only holders of shares in Bradford & Bingley plc (including those holding in the BBNA who have completed a Form of Direction asking to be appointed as Computershare Company Nominees Limited's proxy in order to attend the Meeting) or their proxies may attend the Meeting. Employees holding shares in the Bradford & Bingley Share Ownership Trust only are not entitled to attend the Meeting. Non-shareholders who are accompanying shareholders will be admitted at the discretion of the Company. Please ensure that you bring the attendance slip enclosed with this mailing pack, as this will facilitate entrance to the Meeting.

Admission
You will be asked to show your attendance slip enclosed with this pack at the entrance and not having it available will delay your admission. On admission you will receive a voting card in exchange for your attendance slip. If you have been appointed as a shareholder proxy, please make this fact known to the admission staff who will direct you to a proxy helpdesk.

Security
There will be security checks at the entrance to the venue. We ask you not to bring any cameras, recording equipment or laptop computers and would also ask that mobile phones be switched off during the Meeting.

Shareholders with disabilities
There is an induction loop and there will be sign language interpreters in the auditorium for those with hearing difficulties. In addition, access will be available for those shareholders that use a wheelchair. Anyone wishing to use these facilities should alert one of the Bradford & Bingley stewards on arrival.

Asking questions at the Meeting
During the Meeting the Chairman will give shareholders or their proxies the opportunity to ask questions. Those who wish to ask questions are requested to register their question at the "Question Desk" before the Meeting starts.

Smoking
Smoking will not be permitted at the venue.

Location

How to get there

Hanover International Hotel
Mayo Avenue
Off Rooley Lane
Bradford
West Yorkshire
BD5 8HZ

If you travel by car:
At the end of the M606, take the third exit off the roundabout – A6177, Mayo Avenue – towards Bradford. Take the first right turn at the traffic lights and the hotel is situated in front of you. Car parking facilities are available.

If you travel by public transport:
The hotel is approximately two miles outside Bradford city centre. The train links to Leeds and other towns and cities come into the main Bradford station in the city centre. The train and bus station ('the Interchange') are adjacent and the 624 bus route departs from the station every 30 minutes at 25 minutes past and 55 minutes past the hour to the hotel.


A641
BRADFORD
A650
WAKEFIELD
ROAD
A6177
LEEDS
BRADFORD
AIRPORT
CHASE
WAY
HANOVER
INTERNATIONAL
A6177
ROOLEY LANE
A6177
MAYO AVENUE
GOLF
COURSE
ROOLEY AVE
M62
LEEDS
M606
BRADFORD
ODSAL
STADIUM
A6036
BRADFORD
ROAD
A58
WHITEHALL
ROAD
JUNCTION
26
M62
MANCHESTER

Registered office:
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Registered in England
No. 3938288







www.bbg.co.uk

Regulated by the Financial
Services Authority and a
member of the General
Insurance Standards Council.

COMPANY NUMBER: 3938288

02 APR -9 AM 9:17

82-5154

ARTICLES OF ASSOCIATION

OF

BRADFORD & BINGLEY plc

Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
Tel: 0207 374 8000
Fax: 0207 374 0888
Ref: 2322/4252/30797892

THE COMPANIES ACT 1985 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

BRADFORD & BINGLEY plc

PRELIMINARY

1. (1) In these articles the following words bear the following meanings-

the "Act" means subject to paragraph (4) of this article, the Companies Act 1985;

"address" in relation to electronic communications, includes any number or address used for the purposes of such communications;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in the Electronic Communications Act 2000;

"electronic communication" means the same as in the Electronic Communications Act 2000;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

the "Stock Exchange" means the London Stock Exchange PLC;

"Office" means the registered office of the Company;

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;

the **"seal"** means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

the **"Uncertificated Securities Regulations"** means subject to paragraph (4) of this article, the Uncertificated Securities Regulations 1995.

(2) In these Articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, but shall not for the avoidance of doubt include electronic communications;

(b) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by the Companies (Table A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052) do not apply to the Company.

PROTECTIVE ARTICLES

Preliminary and Interpretation

3. The purpose of articles 3 to 24 (the "**Protective Articles**") is to give effect to the provisions of Section 101 of the BSA, and to prevent any person other than a Permitted Person from retaining an Interest in Shares (or shares which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent. of the total votes attaching to the Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll (calculated in accordance with article 11 below), until the earlier of the date which falls five years after the Vesting Date and the date on which all limitations on the offer, allotment, registration of transfers and/or the holding of shares in the Company contained in Section 101(1) of the BSA (or any provision which replaces or amends that sub-section from time to time) have ceased to apply to the Company. The Protective Articles shall remain in force until the earlier of the date which falls five years after the Vesting Date and the date on which all limitations on the offer, allotment, registration of transfers and/or the holding of shares in the Company contained in Section 101(1) of the BSA (or any provision which replaces or amends that sub-section from time to time) have ceased to apply to the Company notwithstanding any provisions in these articles to the contrary. Thereafter, these Protective Articles shall be deemed to be of no effect, the separate register required under article 10 below shall no longer be maintained and any notice calling for a Required Disposal and the powers of the Board under the Protective Articles in respect of a Required Disposal shall cease to have effect; however, the validity of anything done under these Protective Articles before that date shall not be affected and any actions taken hereunder before that date shall not be open to challenge on any grounds whatsoever.

4. For the purposes of articles 3 to 24 the words and expressions set out below shall have the meaning given to them below:

"**BSA**" means the Building Societies Act 1986 (as modified or re-enacted from time to time);

"**Companies Acts**" means the Act and every other statute for the time being in force concerning companies and affecting the Company;

"**Concert Party Agreement**" means an agreement to which section 204 of the Act or Article 212 of the Companies (Northern Ireland) Order 1986 applies;

"CREST Nominee" means a person who holds shares in the CREST system as nominee for the beneficiary of those shares;

"Disclosure Notice" means a notice served pursuant to article 15;

"Disposal Notice" means a notice served pursuant to article 16;

"EEA Country or Territory" shall have the meaning as in sections 6A and 6B of the BSA;

"Financial Institution" means any of the following, namely -

(a) a building society authorised under the BSA;

(b) an institution authorised under section 3 or 4 of the Insurance Companies Act 1982 to carry on business of a class specified in Schedule 1 or 2 to that Act;

(c) a person authorised under Chapter III of Part I of the Financial Services Act 1986 or included in the list maintained by the Financial Services Authority under section 43 of that Act;

(d) an institution authorised under section 9 of the Banking Act 1987;

(e) a friendly society authorised under section 32(9) of the Friendly Societies Act 1992;

(f) any body formed in or incorporated under the law of an EEA Country or Territory outside the United Kingdom and carrying on in the United Kingdom business of a kind which, if it were formed in or incorporated under the law of any part of the United Kingdom, it would be precluded from carrying on there without being authorised as mentioned in (a) to (e) above;

"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Original Act and shall for all purposes also include (the **"Included Interests"**):

(a) rights to subscribe for or convert into, or entitlements to acquire rights to subscribe for or convert into shares in the Company which would on issue or conversion (as the case may be) be comprised in the Relevant Share Capital;

(b) the interests referred to in section 209(1)(a), (b), (c), (d), (e), (f), (g) or (h) of the Original Act (except those of a bare trustee under the laws of England and Wales and of a simple trustee under the laws of Scotland) or mentioned in section 208(4)(b) of the Original Act (but on the basis that the entitlement there referred to could arise under an agreement within the meaning of sections 204(5) and (6) of the Original Act); and

(c) any deemed voting concert party interest consequent upon a resolution of the board pursuant to article 14

and **"Interested"** shall be construed accordingly;

"**Original Act**" means the Companies Act 1985 as in force at the date of adoption of these articles and notwithstanding any repeal, modification or re-enactment thereof after that date (including, for the avoidance of doubt, any amendment, replacement or repeal by regulations made by the Secretary of State pursuant to section 210A of that Act to the definition of relevant share capital in section 198(2) or to the provisions as to what is taken to be an interest in shares in section 208 or as to what interests are to be disregarded in section 209) other than any amendment by regulations made by the Secretary of State pursuant to section 210A thereof to the percentage giving rise to a notifiable interest in section 199(2);

"**Permitted Person**" means:

(a) the chairman of a meeting of the Company or of a meeting of the holders of Relevant Share Capital or of any class thereof when exercising the voting rights conferred on him under article 19; or

(b) a trustee (acting in that capacity) of any employees' share scheme of the Company; or

(c) any person who has an Interest but who, if his Interest were governed by the laws of England and Wales, would in the opinion of the board of directors be regarded as a bare trustee of that Interest to the extent of that Interest; or

(d) a Stock Exchange Nominee acting in that capacity; or

(e) a CREST Nominee acting in that capacity; or

(f) a person in respect of, and to the extent only of, Interests which exist only by virtue of an obligation (contingent or otherwise) to take up or acquire Shares (or shares in the Company which would be comprised in the Relevant Share Capital on issue or conversion) pursuant to an underwriting agreement or subscription agreement or other similar agreement in each case approved by the board of directors (provided that where any such person disposes of any Shares or any rights or entitlements to shares in the Company which would be comprised in the Relevant Share Capital on issue or conversion, at any time after acquiring an Interest by virtue of an obligation (contingent or otherwise) pursuant to such an agreement, that person shall be deemed to be a Permitted Person in respect of only that number of Shares (or shares in the Company which would be comprised in the Relevant Share Capital on issue or conversion) in which it was Interested pursuant to such agreement less the number of Shares (or shares in the Company which would be comprised in the Relevant Share Capital on issue or conversion) which it has disposed of); or

(g) a person who holds Shares or has an Interest in Shares (or shares in the Company which would be comprised in the Relevant Share Capital on issue or conversion) in a fiduciary capacity to the extent that he is acting in that capacity; or

(h) until the Vesting Date, Bradford & Bingley Building Society;

"**Permitted Proportion**" means, in relation to shares in the Company, 15 per cent. of the Company's issued share capital;

"**Protective Period**" means the period beginning with the date of the Company's incorporation and ending on the earlier of (a) five years after the Vesting Date and (b) the date on which all limitations on the offer allotment, registration of transfers and/or the holding of shares in the Company pursuant to section 101(4) of the BSA (or any provision which replaces or amends that sub-section from time to time) ceases to apply;

"**Relevant Person**" means any person (whether or not identified) who has, or who appears to the board of directors to have, an Interest in Shares (or shares in the Company which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent of the total votes attaching to the Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll (calculated in accordance with article 11 or any person deemed to be a Relevant Person in accordance with article 12).

"**Relevant Share Capital**" means the relevant share capital of the Company (as that expression is defined in section 198(2) of the Original Act);

"**Relevant Shares**" means all Shares in which a Relevant Person has or appears to the board of directors to have, or is deemed to have, an Interest and, for the purposes of articles 10 to 24, where the Interest in question falls within sub-paragraph (a) of the definition of Included Interests, the rights or entitlements referred to in such paragraph (and not the shares in the Company which are the subject of the rights or entitlements referred to therein) shall (until such right is exercised) be deemed to be Relevant Shares;

"**Required Disposal**" means a disposal or disposals of, or of Interests in, such number of Relevant Shares as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which causes any other person (other than a Permitted Person) to become a Relevant Person;

"**Requisite Majority**" means a majority of the members having the right to attend and vote at a general meeting of the Company, being a majority holding together not less than 75 per cent in nominal value of the Shares giving that right;

"**Share**" means any share in the Company comprised in Relevant Share Capital;

"**Stock Exchange Nominee**" means a person in respect of whom, by virtue of section 185(4) of the Act, the Company is not required to comply with section 185(1) of the Act;

"**Transfer**", in relation to shares in the Company, does not include a transfer to a person to whom the right to any shares in the Company has been transmitted by operation of law; and

"**Vesting Date**" means the date specified in or determined under the agreement required by section 97(4)(b) of the BSA in order for Bradford & Bingley Building Society to transfer its business to the Company as the Vesting Date for the purposes of section 97(6) of the BSA, and any expression used in the Protective Articles and in the Original Act or the BSA has the same meaning in these Protective Articles as in those Acts.

Statutory Provisions

5. Subject always to and in accordance with the provisions of section 101 of the BSA as modified or re-enacted from time to time the Company shall not, at any time during the Protective Period:

   (a) offer for sale or invite subscription for any shares in the Company, or allot or agree to allot any such shares in the Company with a view to their being offered for sale; or

   (b) allot or agree to allot any share in the Company; or

   (c) register a Transfer of shares in the Company,

   if the effect of the offer, the invitation, the allotment or the registration of the Transfer would be that shares in the Company constituting more than the Permitted Proportion would be held by any one person (other than Bradford & Bingley Building Society) or by any two or more persons who are parties to a Concert Party Agreement which relates to shares in the Company.

6. Any provision (including any altered provision) of these articles which is to any extent inconsistent with articles 4 to 8 or section 101(1) of the BSA (as modified or re-enacted from time to time) shall, to that extent, be void and any allotment or registration of a Transfer of shares in contravention of article 4 or section 101(1) of the BSA (as modified or re-enacted from time to time) shall be void.

7. Article 5 shall cease to apply immediately upon the occurrence of any of the following events:

   (a) a Financial Institution becoming a subsidiary undertaking (as defined in section 258 of the Act) of the Company, or the Company or such an undertaking acquiring the whole, or substantially the whole, of the business of a Financial Institution; or

   (b) a Special Resolution to the effect that section 101 of the BSA shall cease to apply to the Company being passed by the Requisite Majority; or

   (c) the Financial Services Authority (or any successor thereto), in accordance with section 101(4)(c) of the BSA, directing by notice to the Company that section 101 of the BSA shall cease to apply to the Company.

8. For the purposes of articles 4 to 9:

   (a) shares in the Company held by a person in a fiduciary capacity shall be treated as not held by him;

   (b) shares in the Company held by a person as a nominee for another shall be treated as held by the other; and

(c) shares in the Company shall be regarded as being held by a person as a nominee for another if any voting rights attaching to them are exercisable only on the instructions or with the consent or concurrence of that other person.

9. Any reference in articles 4 to 9 to shares in the Company includes a reference to:

(a) any warrant or other instrument entitling the holder to subscribe for shares in the Company; and

(b) any certificate or other instrument issued by or on behalf of the Company and conferring a right to acquire shares in the Company otherwise than by subscription;

and for the purposes of article 5 any shares in the Company to which any such instrument relates shall be deemed to be held by the holder of the instrument.

No Person to Control more than 15 per cent. of Voting Rights

10. The provisions of Part VI of the Original Act shall apply as if such provisions extended to the Included Interests, and accordingly the Company, its members and all persons Interested in Shares (or shares in the Company which would on issue or conversion be comprised in Relevant Share Capital) shall have the rights and obligations referred to in Part VI of the Original Act (including in relation to Included Interests therein), but so that Included Interests shall, when disclosed to the Company, be entered in a separate register which shall be kept by the Company for that purpose and the provisions of sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act shall not apply in respect of Included Interests.

11. (1) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares in the Company which would on issue or conversion be comprised in the Relevant Share Capital) of all classes taken as a whole and capable of being cast on a poll at any meeting, there shall be disregarded any votes which, by virtue of the Protective Articles, article 62 or any court order, are precluded (whether temporarily or not) from being cast on a poll at the meeting.

(2) In calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares in the Company which would on issue or conversion be comprised in the Relevant Share Capital) of all classes taken as a whole and capable of being cast on a poll at any meeting and in calculating (for the purposes of determining whether an Interest is notifiable pursuant to article 13) the notifiable percentage, where some or all of the Interest in question falls within sub-paragraph (a) of the definition of Interest, the Relevant Share Capital and the shares in the Company to which the Included Interest in question relates shall be taken into account as if all those shares in the Company were in issue or conversion in full had been effected.

12. For the purposes of this article 12, where:

(a) the board of directors resolves, pursuant to article 20, that it has made reasonable enquiries and that it is unable to determine whether or not a person has an Interest in any particular Shares, or shares in the Company which would on issue or conversion be comprised, in the Relevant Share Capital; or

(b) there is failure to comply with a Disclosure Notice as required by article 15 and the board of directors resolves (as provided in such article) that such Shares, or shares in the Company which would be comprised in the Relevant Share Capital on issue or conversion, be deemed to be Relevant Shares,

then the Shares or shares in the Company concerned shall be deemed to be Relevant Shares and all persons interested in them to be Relevant Persons.

13. Notwithstanding any amendment by regulations made by the Secretary of State pursuant to section 210A of the Original Act to the percentage giving rise to a notifiable interest in section 199(2) of the Original Act:

(a) if the notifiable percentage referred to in section 199 of the Act shall exceed three per cent, the rights and obligations referred to in articles 10 to 24 and the rights and obligations referred to in Part VI of the Original Act, except sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216 (other than subsection (5)), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act, shall apply as though such notifiable percentage were three per cent and as if such provisions extended to Included Interests;

(b) if the notifiable percentage referred to in section 199 of the Act shall be less than three per cent, the rights and obligations referred to in articles 10 to 24 shall apply with the substitution of such lesser notifiable percentage for three per cent. and as if such provisions extended to Included Interests; and

(c) the rights and obligations created by articles 10 to 24 are in addition to and separate from those arising under Part VI of the Original Act or under the Companies Acts.

14. (1) Without prejudice to the application of section 204 of the Original Act to the definition of Interest in article 4, where it appears to the board of directors that:

(a) there is an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to Shares; and

(b) the agreement or arrangement is likely to result in those rights being exercised to a material extent in the same way or for the same purpose with a view to the persons being the parties to the agreement or arrangement being able materially to influence or to control the policy of the Company or the management of its affairs,

the board of directors may at its absolute discretion resolve that a voting concert party exists and if it so resolves each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of articles

10 to 24) to be Interested in all the Shares to which the voting rights in question are attached.

(2) In this article 14, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal, and whether or not legally binding.

(3) Where the board of directors resolves that a voting concert party exists pursuant to paragraph (1) of this article, it shall (if it is so able), within twenty one days after the date of such resolution, send to each of the persons who is party to such agreement or arrangement notice of the resolution.

15. (1) The board of directors may by notice in writing or by means of electronic communication (a "**Disclosure Notice**") require any member, or other person appearing to be Interested or appearing to have been Interested in Shares or in shares in the Company which would be comprised in the Relevant Share Capital on conversion or issue, to disclose to the Company in writing or, if the directors so permit, by means of electronic communication such information as the board of directors shall require relating to the ownership of or interests (including, without prejudice to the generality of the foregoing, Interests) in Shares or shares in the Company which would be comprised in the Relevant Share Capital on conversion or issue, as lies within the knowledge of such member or other person (supported if the board of directors so requires by a statutory declaration and/or by independent evidence) including (without limitation):

(a) any information which the Company is entitled to seek pursuant to section 212 of the Original Act;

(b) any information which the board of directors shall in its absolute discretion deem necessary or desirable in order to determine whether any Shares or, where the Interest in question falls within sub-paragraph (a) of the definition of Interest, any rights referred to therein, are Relevant Shares; and

(c) any information which the board of directors shall in its absolute discretion deem necessary or desirable in order to determine whether any person is or is deemed to be a Relevant Person or otherwise in relation to the application or potential application of articles 10 to 24.

(2) The board of directors may give a Disclosure Notice pursuant to paragraph (1) of this article at any time and the board of directors may give one or more than one such notice to the same member or other person in respect of the same Shares or shares in the Company which would be comprised in the Relevant Share Capital on conversion or issue.

(3) Where the holder of any Shares or rights to subscribe for, or convert into, Shares, or any person appearing to be Interested in such Shares or rights fails to comply with a Disclosure Notice within twenty one days (or such lesser period as the board of directors in its absolute discretion considers appropriate in the circumstances) of service of such Disclosure Notice, the board of

directors may (in addition to any other remedy it may have under any provision of these articles, the Companies Acts or otherwise) resolve that such Shares or, where the Interest in question falls within sub-paragraph (a) of the definition of Interest, any rights or entitlements referred to therein, to which the Disclosure Notice applied be deemed to be Relevant Shares and/or that all persons Interested in such Shares or rights or entitlements be deemed to be Relevant Persons.

16. If to the knowledge of the board of directors any person other than a Permitted Person becomes or is deemed to be a Relevant Person, the board of directors shall serve a notice in writing or by means of electronic communication (a **"Disposal Notice"**) on the registered holder(s) of the Relevant Shares and on any other person or persons who appears to it to be a Relevant Person in relation to those Shares or any relevant rights or entitlements which fall within sub-paragraph (a) of the definition of Interest. Such notice shall set out the restrictions referred to in article 19 and call for a Required Disposal to be made within twenty one days (or such lesser period as the board of directors in its absolute discretion considers appropriate in the circumstances) of the service of such notice on the registered holder or other such person. The board of directors may extend the period in which a Disposal Notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that there is no Relevant Person in relation to the Shares or rights or entitlements concerned. Upon the giving of the Disposal Notice, and save for the purpose of a Required Disposal under this article 16 or article 17, no transfer of any of the Relevant Shares may be registered until either such notice is withdrawn or a Required Disposal has been made to the satisfaction of the board of directors and registered.

17. If a Disposal Notice has not been complied with in all respects to the satisfaction of the board of directors and has not been withdrawn, the board of directors shall, so far as it is able, make a Required Disposal and shall, so far as it is able, give notice in writing or by means of electronic communication of such disposal to those persons on whom such notice was served. The Relevant Person(s) and the registered holder(s) of the Shares or other rights or entitlements disposed of shall be deemed to have irrevocably and unconditionally authorised the board of directors to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the board of directors (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee (with the exception of a Permitted Person) is or would become a Relevant Person) shall be such as the board of directors determines, based upon advice from such bankers, brokers or other persons consulted by the board of directors for the purpose as the board of directors considers appropriate to be reasonably practicable having regard to all the circumstances including but not limited to the number of Shares or other rights or entitlements to be disposed of and the requirement that the disposal be made without delay; and the board of directors shall not be liable to any person for any of the consequences or reliance on such advice.

18. (1) For the purposes of effecting any Required Disposal in the case of certificated Shares or other Interests or rights evidenced by a certificate or other document of title (**"certificated securities"**), the board of directors may authorise in writing or by means of electronic communication any person to transfer the

certificated securities in question and may enter the name of the transferee in respect of the transferred certificated securities in the appropriate register notwithstanding the absence of any share or other relevant certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by such person shall be as effective as if it had been executed by the registered holder of the certificated securities and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

(2) For the purposes of effecting any Required Disposal in the case of uncertificated shares in the Company or other Interests or rights which are permitted to be held or transferred in uncertificated form pursuant to the Uncertificated Securities Regulations, the board of directors may do all acts and things it considers necessary or expedient to effect the transfer of the uncertificated securities to, or in accordance with, the transferee's directions.

(3) The net proceeds of a Required Disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (together with interest at such rate as the board of directors considers appropriate and after deduction of any expenses incurred by the board of directors in connection with the sale) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the appropriate register for the purpose), together with, if appropriate, a new certificate in respect of the balance of any certificated securities to which he is entitled, upon surrender by him or on his behalf of any certificates in respect of the Relevant Shares (or Interests or rights, as the case may be) sold and formerly held by him.

19. A registered holder of a Relevant Share on whom a Disposal Notice has been served under article 16 shall not in respect of such Relevant Share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the board of directors, to attend or vote at any general meeting of the Company or meeting of the holders of any class of share capital of the Company and the rights to attend, to speak and to demand and vote on a poll (whether in person or by proxy) which would have attached to such Relevant Share had it not been a Relevant Share shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The board of directors shall inform the chairman of any such meeting as aforesaid of any Share or other right or entitlement becoming or being deemed to be a Relevant Share.

20. Without prejudice to the provisions of the Original Act, the Companies Acts and subject to the provisions of articles 10 to 24, the board of directors may assume without enquiry that a person is not a Relevant Person unless the information contained in the registers kept by the Company under article 10 appears to the board of directors to indicate to the contrary or the board of directors has reason to believe otherwise, in which circumstances the board of directors shall make reasonable enquiries to discover whether, and the extent to which, any person is Interested in Relevant Shares. If the board of directors resolves that it has made reasonable enquiries and is unable to determine whether or not a person is Interested in any

particular Shares (or shares in the Company which would on issue or conversion be comprised in Relevant Share Capital) then that person shall be deemed to be a Relevant Person and those particular Shares (or, as the case may be, the relevant rights or entitlements) shall be deemed to be Relevant Shares.

21. The board of directors shall not be obliged to serve any notice required under articles 10 to 24 to be served upon any person if it does not know either his identity or his address. The absence of service of such a notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under articles 10 to 24 shall not prevent the implementation of or invalidate any procedure or act under articles 10 to 24.

22. The provisions of articles 149 to 157 inclusive shall apply to the service upon a member of any notice required by articles 10 to 24 to be served. Any notice required by articles 10 to 24 to be served upon a person who is not a member or to a person who is a member but whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom for service of notices (not being an address for the purposes of electronic communications) shall be deemed validly served if it is sent either using electronic communications to an address for the time being notified by the member to the company for the purposes of service of notices, or through the post in a pre-paid cover addressed to that person at the address (or, if more than one, at one of the addresses), if any, not being an address for the purposes of electronic communications, at which the board of directors believes him to be resident or carrying on business. Service shall in such a case be deemed to be effected in accordance with the provisions of article 155.

23. Any resolution or determination of, or decision or exercise of any discretion or power by, the board of directors or any director or by the chairman of any meeting under or pursuant to the provisions of articles 3 to 24 (including, without limitation, as to what constitutes reasonable enquiries or as to the manner, timing and terms of any Required Disposal made by the board of directors) shall be final and conclusive and any disposal or transfer made, or other things done, or by or on behalf of, or on the authority of, the board of directors or any director pursuant to the provisions of articles 3 to 24 shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board of directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with articles 3 to 24.

24. The Company shall ensure (and shall, so far as it is able, procure that every other company shall ensure) that any securities which are issued having rights to subscribe for, or convert into, shares in the Company which would on issue or conversion (as the case may be) comprised in Relevant Share Capital shall be so issued on terms that such rights are subject to the provisions of this article and articles 10 to 23.

SHARE CAPITAL

25. The share capital of the Company is £220,500,000 divided into 882,000,000 shares of 25p each.

26. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

27. Subject to the provisions of the Act, any share may be issued which is or is to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

28. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

29. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

30. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

31. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in sub-paragraph (a) of this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

32. Notwithstanding anything else contained in these Articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

33. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing or, if the directors so permit, using electronic communications, of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

34. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares.

SHARE CERTIFICATES

35. (1) Subject to paragraph (2) of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

36. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

37. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

38. To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

39. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

40. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

41. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

42. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

43. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

44. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to

be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

45. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

46. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

47. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

48. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

49. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

50. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated

form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

51. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

52. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned.

53. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

54. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal.

55. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

56. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

57. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

58. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

59. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in these articles shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

60. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

61. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

62. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine -

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class -

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of these articles-

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in these articles shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

63. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address (not being an address for the purposes of electronic communications) of the member or person concerned, given notice of its intention to sell such share, and has informed the Stock Exchange of that intention; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to these articles the Company may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

63.1 ISSUE AND SALE OF UNCLAIMED SHARES

(1) In this article:

"Unclaimed Shares" means shares which were or are issued in connection with the transfer of the business of Bradford & Bingley Building Society to the Company (either on or before the Vesting Day or under paragraph (7) of this article) which have not been claimed by the person entitled to them under the Transfer Agreement or, if that person has died, by the person entitled to the shares by law;

"Transfer Agreement" means the agreement to transfer the business of Bradford & Bingley Building Society to the Company under section 97 of the Building Societies Act 1986 (as amended);

"Registered Holder" means the person or persons appointed by the Company to hold Unclaimed Shares as trustee for and on behalf of persons entitled to Unclaimed Shares and includes any nominee of such person or persons.

(2) The Company can sell any Unclaimed Shares at the best price reasonably obtainable if:

(a) during the three years following the Vesting Day, no person has given notice to the Company or to the Registered Holder of the Unclaimed Shares, that he is entitled to claim those shares;

(b) on or after the expiry of this three year period the Company announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the United Kingdom and in at least one newspaper appearing in the area which includes the last known address (not being an address for the purposes of electronic communications) held by Bradford & Bingley Building Society of the person entitled to the shares;

(c) during this three year period and for three months after the last of these advertisements appears, the Company has not received a claim for the shares together with registration details in a form satisfactory to the Company, from the person entitled to the shares.

(3) To sell the shares in this way, any person who is the Registered Holder for and on behalf of the person entitled to the Unclaimed Shares which the Company is proposing to sell, shall at the request of the Company, effect a transfer of those shares to any other person in accordance with the Company's instructions. If that person fails to effect the transfer at the request of the Company, the Company can appoint any person to effect a transfer of the shares. A transfer effected by a person appointed by the Company will be just as effective as if it had been effected by the Registered Holder of the shares. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

(4) The net sale proceeds (called the **"Money"** in this article) belong to the Company until claimed under this article, but, unless and until the Money has been forfeited under paragraph (6) of this article, it must pay the Money to the person who would have been entitled to claim the shares or, if that person has died, the person who would have been entitled to his shares by law, if the relevant person asks for it.

(5) After the sale, the Company must record the name of the person entitled to claim the shares as a creditor for the Money in its accounts, unless and until the Money has been forfeited under paragraph (6) of this article. The Company will not be a trustee of the Money and will not be liable to pay interest on it. The Company can use the Money, and any Money earned by using the Money, for its business or in any other way that the directors decide, but the Money cannot be invested in the Company's shares or in those of any holding company of the Company.

(6) If no valid claim for the Money has been received by the Company under paragraph (4) of this article during a period of nine years from the date on which the relevant Unclaimed Shares were sold by the Company under this article 63.1, the Money will be forfeited and will belong to the Company.

(7) The directors may issue fully paid ordinary shares at any time in order to satisfy a valid claim for shares by a person entitled to them under the Transfer Agreement or, if that person has died, by the person entitled to those shares by law. When issuing these shares, the directors of the Company may capitalise a sufficient sum to pay up the shares in full from any of the Company's reserves or from funds which the Company is holding as net profit and sub-paragraph (1)(b) of article 146 shall not apply to this capitalisation. The power to issue and pay up these shares is subject to the directors having the necessary authority under article 28 to allot a sufficient number of relevant securities.

ALTERATION OF CAPITAL

64. The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

65. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may, in the case of shares in certificated form, authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

66. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

67. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares.

GENERAL MEETINGS

68. All general meetings other than annual general meetings shall be called extraordinary general meetings.

69. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

70. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

71. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

72. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

73. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

74. The chairman (if any) of the board of directors, or in his absence the vice-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the vice-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

75. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

76. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

77. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

78. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

79. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded -

(a) by the chairman; or

(b) by not less than five members (including proxies for members) having the right to vote at the meeting; or

(c) by a member or members (including proxies for members) representing not less than one-tenth of the total voting rights of all the members (including proxies for members) having the right to vote at the meeting; or

(d) by a member or members (including proxies for members) holding (or representing members who hold) shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The appointment of a proxy gives the proxy the authority to demand a poll or to join others in demanding a poll. A demand for a poll made by a proxy for a member is treated in the same way as a demand by the member himself.

80. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

81. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

82. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

83. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

84. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

85. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

86. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member (or proxy therefor) shall have one vote for every share of which he is the holder. A proxy representing a member (other than the chairman of the meeting in his capacity as a proxy) can vote on a show of hands but shall have only one vote even if he is also a member himself or is a proxy for more than one person.

87. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

88. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or at such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned

meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

89. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

90. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

91. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

92. Subject to article 92A below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

92A. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

93. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an appointment of proxy in writing be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or to any director,

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

94. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

95. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member). A proxy may speak at a meeting in respect of which he has been appointed as proxy.

96. The directors may at the expense of the Company send or make available invitations to appoint a proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

96A. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

97. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

98. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two.

99. A director shall not require a share qualification.

100. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to each of the directors (other than alternate directors) such fees for his services in the office of director as the directors may determine (not exceeding £1,000,000 per annum in aggregate or such larger amount as the Company may by ordinary resolution decide). The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who holds any executive office, or who serves on any Committee of directors, or who otherwise performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

101. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

102. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary

resolution otherwise determines) be entitled to any fees for his services as an alternate director.

103. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

104. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

105. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

106. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by these articles shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

107. Subject to the provisions of the Act, the directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property (present and future) and any uncalled capital or any part or parts of them and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

DELEGATION OF DIRECTORS' POWERS

108. (1) The directors may delegate any of their powers -

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

109. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

110. At the annual general meeting in every year there shall retire from office by rotation:-

(a) all directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation at either of them; and

(b) if the number of directors retiring under sub-paragraph (a) above is less than one-third of the directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of directors as shall together with the directors retiring under sub-paragraph (a) above equal one-third of the directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

111. Subject to the provisions of the Act and to the following provisions of these articles, the directors to retire by rotation pursuant to sub-paragraph (b) of article 110 shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

112. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

113. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

114. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of these articles a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

115. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

116. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

117. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

118. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

119. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing or using electronic communications by all the other directors to resign.

120. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

121. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

122. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of these articles-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

123. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director or ex-director of the Company or any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

124. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when these Articles are adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

125. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

126. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

127. The directors may elect from their number, and remove, a chairman and a vice-chairman of the board of directors. The chairman, or in his absence the vice-chairman, shall preside at all meetings of the directors, but if there is no chairman or vice-chairman, or if at the meeting neither the chairman nor the vice-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

128. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be

as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

129. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

130. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs -

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of sub-paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

131. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

132. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

133. The directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the directors.

134. The directors shall cause minutes to be made in books kept for the purpose of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

135. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

136. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

137. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

138. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

139. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

140. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

141. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue

fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

142. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address (not being an address for the purposes of electronic communications) as the person or persons entitled may by notice direct. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

143. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

144. The directors can decide to pay unclaimed dividends or dividends on Unclaimed Shares in the case of article 63.1 into a separate account. The Company will not be a trustee of the money and will not be liable to pay interest on it. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

145. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by

the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

146. (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in sub-paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of sub-paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

147. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

148. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC.

149. Any notice to be given to or by any person pursuant to these articles shall be in writing or, if the directors, so permit, given using electronic communications, except that a

notice calling a meeting of the directors need not either be in writing or given using electronic communications.

150. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice from the Company unless he gives to the Company an address (not being an address for the purposes of electronic communications) within the United Kingdom at which notices may be given to him. Notice is also to be treated as given to a member where:-

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(i) the publication of the notice on a web site;

(ii) the address of that web site;

(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

(c) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid and provided always that article 71 shall apply to such notice as it does to any other notice of meeting.

151. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

152. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of

members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

153. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under article 150 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

154. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

155. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with article 150. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

156. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

157. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United

Kingdom, not being an address for the purposes of electronic communications). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in these articles shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

DESTRUCTION OF DOCUMENTS

158. (1) The Company may destroy-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with these articles was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company: provided that-

(a) these articles shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in these articles shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with these articles which would not attach to the Company in the absence of this article; and

(c) references in these articles to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

159. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the

members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

160. Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled -

(a) every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against any liability, loss or expenditure incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him as an officer or auditor of the Company and in which judgment is given in his favour or in which he is acquitted, or incurred in connection with any application in which relief is granted to him by the court from liability in respect of any such act or omission or from liability to pay any amount in respect of shares acquired by a nominee of the Company; and

(b) the directors may purchase and maintain insurance at the expense of the Company for the benefit of any director or other officer or auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as a director, officer or auditor.

Marked up to show changes to be approved by shareholder's resolution at the AGM [April 2002]

02 APR -9 AM 9:1[illegible]

82-5154

BRADFORD & BINGLEY plc

RULES
of the
BRADFORD & BINGLEY
2000 PERFORMANCE SHARE PLAN

(adopted by a resolution of the directors on 22nd August 2000 and amended by shareholder's resolution on [April 2002])

Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
Tel: 020 7374 8000
Fax: 020 7374 0888
Ref: 2281/2900/30814574
[April 2002]

CONTENTS

PAGE

1. DEFINITIONS 1
2. REMUNERATION COMMITTEE 4
3. COMMENCEMENT 5
4. ALLOCATION OF PLAN SHARES 5
5. PLAN LIMITS 7
6. PERFORMANCE TARGET 8
7. FORFEITURE 9
8. RELEASE 9
9. ADJUSTMENTS 11
10. TAX REIMBURSEMENT 11
11. ADMINISTRATION 11
12. TERMS OF EMPLOYMENT 12
13. NOTICES 12
14. INFORMATION 12
15. ALTERATION 13
16. TERMINATION 14
17. LAW 14

SECOND SCHEDULE

RULES OF THE BRADFORD & BINGLEY PLC 2000 PERFORMANCE SHARE PLAN

1. **DEFINITIONS**

1.1 In these Rules, unless the context otherwise requires, the following terms and expressions shall have the following meanings:-

"AESOP"	any All-Employee Share Ownership Plan which may be established in accordance with the terms of Finance Act 2000 by the Company;
"Allocation"	an allocation of Shares by the Trustee under the Plan (and references to "Allocated" shall be construed accordingly);
"Allocation Certificate"	a certificate evidencing an Allocation;
"Allocation Date"	in relation to any Allocation, the date on which a resolution is passed pursuant to Rule 4.4 below in respect of that Allocation;
"Annual Salary"	the relevant Participant's annual gross basic rate of earnings (exclusive of bonuses, benefits in kind and company pension contributions) as at the Allocation Date;
"the Committee"	the Remuneration Committee of the board of directors of the Company, or any successor to that committee having equivalent functions;
"the Company"	Bradford & Bingley plc, registered in England under registration number 3938288;
"Dealing Day"	a day on which the London Stock Exchange is open for the transaction of business;

"Demerger"	a demerger of any of the businesses of the Company;
"Eligible Employee"	any individual who on the Allocation Date is a director or an employee who is required to devote substantially the whole of his working time to the business of the Company or a member of the Group;
"Employees' Share Scheme"	the meaning given by Section 743 of the Companies Act 1985;
"Employing Company"	the member of the Group which employs the Eligible Employee on the Allocation Date;
"Executive Share Scheme"	an employees' share scheme in which participation is solely at the discretion of the Company;
"the Group"	the Company and its Subsidiaries from time to time, and "member of the Group" shall be construed accordingly;
"the London Stock Exchange"	London Stock Exchange plc;
"Participant"	an Eligible Employee who is a participant in the Plan;
"Performance Period"	a continuous period of 3 years (or such longer period as the Trustee may determine after consultation with the Committee) commencing on the Allocation Date (or on such other date as the Trustee may determine after consultation with the Committee);
"Performance Target"	the performance target relating to total shareholder return against a designated comparator group, or a designated index or other appropriate performance target determined by the Trustee after consultation with the Committee;

"the Plan"	the Bradford & Bingley 2000 Performance Share Plan constituted by these Rules as amended from time to time;
"Plan Shares"	Shares allocated under the Plan;
"Reconstruction"	in relation to the Company, any scheme of arrangement sanctioned by the Court under Section 425 of the Companies Act 1985;
"Release Date"	in relation to any Plan Shares, the date which is the earlier of the following:- (A) the last day of the Performance Period (or such earlier date as the Trustee, after consultation with the Committee, may determine); and (B) the date on which the Trustee determines that an Allocation shall be transferred upon the occurrence of any of the events mentioned in Rule 8.3 or Rule 8.4, and references to the "release" of Plan Shares shall be construed accordingly;
"Share"	a fully paid ordinary share in the capital of the Company;
"Sharesave Scheme"	the Bradford & Bingley plc Sharesave Scheme adopted by directors of the Company on 22nd August 2000;
"Subsidiary"	a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;
"Takeover Offer"	an offer to acquire the whole of the ordinary share capital of the Company not already owned by the offeror;
"the Taxes Act"	the Income and Corporation Taxes Act 1988;

"Trust Deed"	the trust deed dated 3rd October 2000 entered into between the Company and the Trustee;
"Trustee"	Mourant & Co. Trustees Limited or such other person or persons who is or are the trustee or trustees from time to time in relation to the Plan;
"UK Listing Authority"	the Financial Services Authority, being the competent authority for listing under Part IV of the Financial Services Act 1986.

1.2 In this Plan, unless the context requires otherwise:-

(A) the headings are inserted for convenience only and do not affect the interpretation of any of the Rules of the Plan;

(B) a reference to a Rule is a reference to a Rule of the Plan;

(C) a reference to a statute or statutory provision includes a reference:-

(i) to that statute or provision as from time to time consolidated, modified, re-enacted or replaced by any statute or statutory provision;

(ii) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii) to any subordinate legislation made under it;

(D) words in the singular include the plural, and vice versa;

(E) a reference to the masculine shall be treated as a reference to the feminine and vice versa.

2. REMUNERATION COMMITTEE

2.1 The Trustee shall consult with the Committee on the operation of the Plan, including on the participation of Eligible Employees in the Plan and Allocations of Plan Shares.

2.2 The Trustee shall not be bound to consult with anyone on the operation of the Plan if the Committee ceases to exist.

3. COMMENCEMENT

3.1 Allocations may be made following any announcement of final results for any year (or at such other time that the Committee considers there are exceptional circumstances which justify an Allocation at that time).

3.2 The Trustee shall not acquire Shares for the purposes of the Plan during any period prohibited for the purposes of the Model Code for transactions in securities by directors set out in the Listing Rules of the UK Listing Authority.

3.3 No Allocations shall be made later than the tenth anniversary of the date on which the directors of the Company adopted the Plan.

4. ALLOCATION OF PLAN SHARES

4.1 The Trustee shall determine and make any Allocations under the Plan (after consultation with the Committee).

4.2 The maximum number of Shares which may be Allocated to an Eligible Employee in any year shall be the number resulting from applying the following formula:-

$$\frac{X}{ASP}$$

Where:-

"X" is an amount equal to such proportion (not exceeding ~~100~~200%~~ if the participant is not participating in any other Executive Share Scheme, but otherwise 80%)~~ of the Participant's Annual Salary as at the Allocation Date as the Trustee may determine (after consultation with the Committee);

"ASP" is the average of the daily closing mid-market prices for Shares over the Dealing Days during the period of 3 days prior to the Company's announcement of results (for any period) immediately preceding the Allocation Date (or such other period as the Trustee may determine after consultation with the Committee).

4.3 The Trustee shall not be obliged to acquire any Shares which are to be Allocated under the Plan until the Release Date, provided that the Trustee may always (without prejudice to any indemnity arising under law or the Trust Deed):-

(A) prior to any proposed Allocation, require the Company and/or, if different, the Employing Company to enter into an agreement that such company will advance the whole of the moneys required to acquire the Shares on interest-free terms and only repayable:-

(i) to the extent that the Trustee shall have previously received an irrevocable contribution of money from the Company or the Employing Company as the case may be equal in amount to the amount of the advance; or

(ii) where the Allocation has been forfeited under the provisions of the Plan and the forfeited Shares are sold by the Trustee, to the extent of the net proceeds of sale (after providing for any tax or other expenses arising as a result of the sale);

(B) demand payment by the Company and/or, if different, the Employing Company of an irrecoverable contribution of such an amount of money as may be required by the Trustee for the repayment in whole or in part of any advance or loan for the purpose of acquiring Shares which have been or are to be released;

(C) demand payment from the Company by way of indemnity in respect of any costs, expense or other liabilities it has incurred in the acquisition of Shares for the purposes of the Plan including where any Shares have been allocated to the employees of Subsidiaries of the Company.

4.4 An Allocation shall be evidenced by an Allocation Certificate which shall be issued by the Trustee within 30 days after the Allocation Date. No payment for an Allocation shall be made by the Participant.

4.5 Plan Shares shall be registered in the name of the Trustee or held to the order of or subject to options in favour of the Trustee and shall be held subject to transfer, renunciation or forfeiture in accordance with the provisions of the Plan.

4.6 An Allocation Certificate shall specify:-

(A) the number of Shares Allocated to the Participant;

(B) the Allocation Date;

(C) the Performance Target; and

(D) the expected Release Date;

and the Allocation Certificate shall state that any transfer of the Plan Shares into the name of the Participant on the Release Date is subject to the absolute discretion of the Trustee in accordance with these Rules.

4.7 The interest of a Participant in Shares Allocated under the Plan may not be given, sold, transferred, assigned, pledged, charged or otherwise disposed of or encumbered in whole or in part by a Participant.

4.8 Whilst any Plan Shares are held by the Trustee:-

(A) the Trustee may, after consultation with the Committee, in its absolute discretion appoint a Participant as proxy to attend and vote in respect of his Plan Shares at any meeting of the Company;

(B) the Trustee may in its absolute discretion in the event of any offer of Shares or securities in the Company offered against payment sell such amount of such Shares or securities nil paid as to take up the maximum number of such Shares and securities to be added to each Participant's holding of Plan Shares.

5. PLAN LIMITS

5.1 The number of Shares which may be Allocated under the Plan on any day shall not, when aggregated with the number of Shares which have been Allocated in the previous 10 years under the Plan and any other Employees' Share Scheme adopted by the Company, exceed 10 per cent. of the ordinary share capital of the Company in issue immediately prior to that day.

5.2 The number of Shares which may be Allocated under the Plan on any day shall not, when aggregated with the number of Shares which have been Allocated in the previous 10 years under the Plan and any Executive Share Scheme adopted by the Company, exceed such number as represents 5 per cent. of the ordinary share capital of the Company in issue immediately prior to that day.

5.3 Except where the limit set out in Rule 5.4 has at any time been relied upon, the number of Shares which may be Allocated under the Plan on any day shall not, when aggregated with the number of Shares which have been Allocated in the previous 3 years under the Plan and any other Employees' Share Scheme adopted by the Company, exceed 3 per cent. of the ordinary share capital of the Company in issue immediately prior to that day.

5.4 The number of Shares which may be Allocated under the Plan on any day shall not, when added to the aggregate of the number of Shares which have been Allocated in the previous 5 years under the Plan and any other Employees' Share Scheme adopted by the Company, exceed such number as represents 5 per cent. of the ordinary share capital of the Company in issue immediately prior to that day PROVIDED THAT the number which may be allocated under Executive Share Schemes adopted by the Company shall be limited to 3 per cent. of the ordinary share capital of the Company over any period of 3 years.

5.5 In determining the above limits, no account shall be taken of any Shares where the right to acquire such Shares was granted under the Sharesave Scheme and/or any AESOP prior to and during the 30 day period after the first admission of Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The limit should be such number of Shares as shall be equal to 2% of the ordinary share capital of the Company upon the date of such admission.

5.6 In determining the above limits, no account shall be taken of any Shares where the right to the Shares under the Plan was released, lapsed or was otherwise forfeited.

5.7 References in this Rule to "Allocated" shall mean the issue and allotment of Shares under the Plan or in the case of any share option scheme, Shares, which are to be issued and allotted under that scheme and references to "allotted" shall be construed accordingly.

6. PERFORMANCE TARGET

6.1 Whether and, if so, the extent to which the Performance Target shall have been achieved shall be determined by the Trustee after consultation with the Committee.

6.2 The Trustee after consultation with the Committee must also be satisfied that there has been underlying improvement in the financial performance of the Company before exercising its discretion to release shares.

6.3 The Committee, having regard to such factors as it considers material, may determine in its absolute discretion that the percentage of an Allocation which will be transferred on the Release Date shall be varied to such extent as it considers appropriate but not so as to exceed 100 per cent.

7. FORFEITURE

7.1 Notwithstanding anything herein to the contrary, an Allocation may in the absolute discretion of the Trustee (after consultation with the Committee) be forfeited in whole or in part at any time prior to the Release Date.

7.2 The Trustee shall forfeit an Allocation where:-

(A) the relevant Participant ceases to be a director or employee of any member of the Group for any reason other than those specified in Rule 8 except where the Trustee (after consultation with the Committee) considers there are exceptional circumstances which justify the release of Plan Shares into the name of the Participant;

(B) the relevant Participant purports to give, sell, transfer, assign, pledge, charge or otherwise dispose of or encumber his interest in an Allocation;

(C) the relevant Participant is bankrupt, unless or to the extent otherwise determined by the Trustee (after consultation with the Committee).

7.3 To the extent an Allocation is forfeited, the Plan Shares comprised in the Allocation shall be held by the Trustee upon the trusts set out in the Trust Deed.

8. RELEASE

8.1 Subject to the exercise by the Trustee of its discretion to forfeit an Allocation at any time prior to the Release Date, Plan Shares shall be transferred into the name of the Participant on the Release Date to the extent permitted in accordance with the Performance Target.

8.2 Notwithstanding anything herein to the contrary, the Trustee may (after consultation with the Committee) transfer Plan Shares into the name of the Participant at any time prior to or on the Release Date without regard to the Performance Target.

8.3 Notwithstanding anything herein to the contrary, the Trustee may (after consultation with the Committee), to such extent as it considers appropriate transfer Plan Shares into the name of the Participant in any of the following circumstances:

(A) the sanction by the Court of a Reconstruction;

(B) a Demerger becoming effective;

(C) the winding-up of the Company;

(D) the amalgamation of the Company.

8.4 In the event of a Takeover Offer being declared unconditional in all respects, the Trustee shall, to such extent as it considers appropriate in view of performance against the Performance Target transfer Plan Shares into the name of the Participant forthwith.

8.5 Notwithstanding anything herein to the contrary, the Trustee may (after consultation with the Committee) to the extent that such performance targets or other requirements determined by the Committee are met, transfer Plan Shares into the name of a Participant who has ceased to be a director or employee of any member of the Group in circumstances where the Trustee considers it appropriate that Plan Shares be transferred.

8.6 Any transfer of Plan Shares shall be subject to such consent, if any, of any authorities wherever situate, as may from time to time be required and the Participant shall be responsible for complying with the requirements of or to obtain or obviate the necessity for such consents.

8.7 Any transfer of Plan Shares shall be subject, in a case where any company is obliged (in any jurisdiction) to account for any tax and/or any social security contributions recoverable from a Participant (together the "**Tax Liability**") for which that Participant is liable by virtue of being entitled to the transfer of Plan Shares, to a right of the Trustee to retain such number of Plan Shares as shall be required to meet the relevant company's Tax Liability unless either the Company or the Participant's Employing Company has received an amount not less than the Tax Liability or that Participant has entered into arrangements acceptable to the Company and/or the Participant's Employing Company to secure that such a payment is made (whether by authorising the sale of some or all of the Shares on his behalf and the payment to the Employing Company of an amount equal to the Tax Liability out of the proceeds of sale, or otherwise).

9. ADJUSTMENTS

The number of Plan Shares comprised in any Allocation may be adjusted in such manner as the Trustees, after consultation with the Committee, may determine following any capitalisation issue (other than a scrip dividend), rights issue, subdivision, consolidation, reduction or other variation of share capital of the Company or in the event of a Demerger.

10. TAX REIMBURSEMENT

10.1 The Trustee may, after consultation with the Committee, at any time by notice in writing to a Participant allow a Participant to withdraw any Plan Shares from trust in order to pay any liability (or further liability) to income tax arising in respect of the Participant as a result of his participation in the Plan.

10.2 The Trustee may require the production of such documentary evidence as it shall consider reasonable to confirm any such liability to income tax.

11. ADMINISTRATION

11.1 The Plan shall in all respects be administered by the Trustee which may, after consultation with the Committee, make such amendments (not being inconsistent with the terms and conditions hereof for the conduct of the Plan) as it thinks fit.

11.2 Any disputes regarding the interpretation of the Plan or the terms of any Allocation shall be determined by the Trustee (upon such advice as it shall consider necessary) and its decision shall be final and binding.

11.3 Participants shall not be entitled to receive copies of accounts or notices sent to holders of Shares or to receive dividends in respect of Shares which have not been transferred to such Participants pursuant to the Plan.

11.4 A Participant may renounce an Allocation (in whole but not in part) by written notice to the Trustee and the Committee to take effect from the date of receipt of such notice by the Trustee.

12. TERMS OF EMPLOYMENT

12.1 Nothing in the Plan shall in any way be construed as imposing upon any member of the Group a contractual obligation as between the member of the Group and an employee to contribute or to continue to contribute to the Plan.

12.2 In no circumstances shall any person who has ceased to be an employee of a member of the Group by reason of dismissal or otherwise howsoever or who is under notice of termination of his employment be entitled to make a claim against any member of the Group or the Trustee for any compensation for or in respect of any consequential loss he may suffer by reason of the operation of the terms of the Plan or of the provisions of any statute or law relating to taxation.

13. NOTICES

Any notice which the Trustee is required or may desire to give to any Participant pursuant to the Plan shall be in writing and sufficiently given if delivered to him personally or sent first class through the post pre-paid and addressed to the Participant at his address last known to the Trustee (including any address supplied by the Company or any Subsidiary or associated company as being his address) or sent through the Group's internal postal service and if so sent by post shall be deemed to have been duly given on the day following the date the notice is posted and if sent through the Group's internal postal service shall be deemed to have been duly given three working days after the date of posting and any document so sent to a Participant shall be deemed to have been duly delivered notwithstanding that he be then deceased (whether or not the Trustee has notice of his death) except where his personal representatives have established their title to the satisfaction of the Trustee and supplied to the Trustee an address to which documents are to be sent.

14. INFORMATION

The Trustee shall maintain such records as may be necessary to comply with and to enable the Company and any Subsidiary to comply with the Taxes Act and shall at all times and from time to time give to each Participant such information as shall be in its possession to enable him to determine and quantify any liability he may have to income tax under Schedule E of the Taxes Act by reason of any benefit he may receive hereunder.

15. ALTERATION

15.1 Subject to Rule 15.2, the directors of the Company may at any time alter or add to all or any of the provisions of the Plan in any respect including the Performance Target applying to any Allocation but not so that the Performance Target is harder to achieve than before such addition or alteration.

15.2 Subject to Rule 15.3, no alteration or addition to the advantage of present or future Participants or employees shall be made to the provisions of the Plan relating to:-

(A) eligibility;

(B) limitations on the number or amount or the securities, cash or other benefits subject to the Plan;

(C) the maximum entitlement of any one Participant;

(D) the basis for determining a Participant's entitlement to, and the terms of, his participation in the Plan and for the adjustment thereof (if any) in the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital or any other variation of capital;

without the prior approval by ordinary resolution of the members of the Company in general meeting.

15.3 Rule 15.2 shall not apply to any alteration or addition which:-

(A) is necessary or desirable in order to comply with or take account of the provisions of any proposed or existing legislation or law, to take advantage of any changes to existing legislation, law or regulatory requirements, or to obtain or maintain favourable taxation treatment for the Company, or any Subsidiary of the Company or any Participant; and

(B) does not affect the basic principles of the Plan, the limits on individual participation, or the limits in Rule 5.

16. TERMINATION

The Plan may be terminated by the directors of the Company by resolution in writing at any time prior to the date referred to in Rule 3.3. Such termination shall be without prejudice to the rights of existing Participants. A termination of the Plan shall not be treated as a termination of the Trust Deed.

17. LAW

The construction, validity and performance of the Plan shall be determined in accordance with the provisions of English Law

BRADFORD & BINGLEY PLC

Allocation Certificate

Performance Share Plan

THIS IS TO CERTIFY THAT

....

was on the [ ] day of [ ] allocated [ ] ordinary shares (**"Shares"**) in the capital of Bradford & Bingley plc, subject to the Performance Targets set out in the Schedule hereto in accordance with and subject to the Rules of the above Plan as follows:-

Number of Shares	Allocation Date	Expected Release Date

The transfer of the Shares into the name of the holder of this Certificate on the Release Date is subject to the absolute discretion of the Trustee of the Scheme in accordance with the Rules.

IN WITNESS WHEREOF:-

THE COMMON SEAL of)
BRADFORD & BINGLEY plc was)
hereunto affixed in the presence of:-)

Director

Secretary

The Allocation is not transferable, assignable or chargeable.

Certificate No.: ....

Date: ....